EXHIBIT 4.14

This agreement has been included to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about the any party to the agreement. The representations, warranties and covenants contained in this agreement were made only for purposes of such agreement and as of the specific dates therein, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures exchanged between the parties in connection with the execution of the agreement. The representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the agreement instead of establishing those matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third party beneficiaries under this agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of any party to the agreement or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

AGREEMENT AND PLAN OF MERGER

among

PERION NETWORK LTD.

and

INCREDITONE INC.

and

OR MERGER, INC.

and

INTERACTIVE HOLDING CORP.

and

FORTIS ADVISORS LLC,
as the Stockholders’ Representative

Dated as of November 30, 2015

TABLE OF CONTENTS

Page

ARTICLE I THE MERGER	1

1.1	The Merger	1
1.2	Effective Time	2
1.3	Closing of the Merger	2
1.4	Effects of the Merger	2
1.5	Certificate of Incorporation and Bylaws	2
1.6	Directors	3
1.7	Officers	3
1.8	Conversion of Shares and Convertible Securities	3
1.9	Payment for Shares	5
1.10	Company Convertible Securities	9
1.11	Dissenting Shares	11
1.12	Closing Payment Adjustments	12
1.13	Certain Other Payments	16
1.14	Withholding	16

ARTICLE II REPRESENTATIONS AND WARRANTIES OF THE COMPANY	17

2.1	Due Organization; Etc.	17
2.2	Charter Documents; Records	18
2.3	Capitalization	19
2.4	Financial Statements	21
2.5	Absence of Changes	22
2.6	Title to Property and Assets	24
2.7	Bank Accounts; Receivables	25
2.8	Export Control Laws	25
2.9	Intellectual Property and Other Intangible Assets	26
2.10	Agreements	33
2.11	Guarantees and Agents	36
2.12	Compliance with Legal Requirements	36
2.13	Governmental Authorizations and Consents	37
2.14	Tax Matters	38
2.15	Employees	42
2.16	Environmental Matters	47
2.17	Insurance	47
2.18	Related Party Transactions	48
2.19	Legal Proceedings; Orders	49
2.20	Authority; Binding Nature of Agreement	50
2.21	Non-Contravention; Consents	50
2.22	Brokers	51
2.23	Absence of Certain Business Practices	51
2.24	Suppliers, Agencies and Publishers	52
2.25	Disclaimer of Other Representations and Warranties	52

i

ARTICLE III REPRESENTATIONS AND WARRANTIES OF PARENT, PURCHASER AND MERGER SUB	53

3.1	Due Organization; Etc.	53
3.2	Authority; Binding Nature of Agreement	53
3.3	Consents and Approvals	53
3.4	No Violation	53
3.5	Legal Proceedings; Orders	54
3.6	Brokers	54
3.7	Inspection	54
3.8	Financing	54
3.9	DISCLAIMER OF OTHER REPRESENTATIONS AND WARRANTIES	54

ARTICLE IV COMPANY HOLDERS RELEASE	55

4.1	Waiver and Release	55

ARTICLE V COVENANTS OF THE PARTIES	56

5.1	Closing Spreadsheet	56
5.2	Indemnification and Insurance	56
5.3	Stockholders Written Consent; Notice to Stockholders	57
5.4	Books and Records	57
5.5	Certain Covenants of Parent	57

ARTICLE VI CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND PURCHASER	58

6.1	Performance of Covenants	58
6.2	Agreements and Documents	58
6.3	Convertible Securities	59
6.4	Governmental Approvals	59
6.5	Consenting Stockholders	60
6.6	Support Agreements	60
6.7	Termination of Certain Agreements	60
6.8	280G Matters	60

ARTICLE VII CONDITIONS PRECEDENT TO OBLIGATIONS OF THE COMPANY	60

7.1	Performance of Covenants	60
7.2	Documents	61
7.3	Governmental Approvals	61

ARTICLE VIII TERMINATION	61

8.1	Termination Events	61
8.2	Termination Procedures	61
8.3	Effect of Termination	61

ARTICLE IX INDEMNIFICATION, ETC.	62

9.1	Survival of Representations, Etc.	62
9.2	Indemnification by Participating Holders	63
9.3	Indemnification for Other Matters by Participating Holders	64

ii

9.4	Indemnification by Parent, Purchaser and the Surviving Corporation	65
9.5	Stockholder Liability	65
9.6	Limitations, Etc.	66
9.7	Defense of Third Party Claims	68
9.8	Exercise of Remedies by Third Parties	69
9.9	Purchase Price	69
9.10	Remedies Exclusive	69
9.11	Right to Bring Action	69
9.12	Tax Matters	70

ARTICLE X MISCELLANEOUS PROVISIONS	75

10.1	Entire Agreement	75
10.2	Further Assurances	75
10.3	Fees and Expenses	75
10.4	Notices	76
10.5	Headings	77
10.6	Counterparts	77
10.7	Dispute Resolution	77
10.8	Governing Law; Jurisdiction; Waiver of Jury Trial	78
10.9	Specific Performance and Remedies	79
10.10	Successors and Assigns	79
10.11	Waiver	79
10.12	Amendments	80
10.13	Severability	80
10.14	Parties in Interest	80
10.15	Construction	80
10.16	Disclosure Schedule	81
10.17	Waiver of Conflicts; Privilege	81

ARTICLE XI STOCKHOLDERS’ REPRESENTATIVE	83

11.1	Power of Attorney	83
11.2	Decision Binding	83
11.3	Replacement of Stockholders’ Representative	84
11.4	Protection of Stockholders’ Representative	84
11.5	Reimbursement of Stockholders’ Representative’s Expenses	85

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of November 30, 2015, by and among Perion Network Ltd., a company organized under the laws of Israel (“Parent”), IncrediTone Inc., a corporation organized under the laws of Delaware and indirectly wholly owned by Parent (“Purchaser”), Or Merger, Inc., a corporation organized under the laws of Delaware and wholly owned by Purchaser (“Merger Sub”), Interactive Holding Corp., a corporation organized under the laws of Delaware (the “Company”), and Fortis Advisors LLC, a Delaware limited liability company, solely in its capacity as agent of the Participating Holders (the “Stockholders’ Representative”).  Certain other capitalized terms used in this Agreement are defined below or in Exhibit A.

W I T N E S S E T H:

WHEREAS, the respective Boards of Directors of Parent, Purchaser, Merger Sub and the Company have (a) determined that the merger of Merger Sub with and into the Company, on the terms and subject to the conditions set forth in this Agreement (the “Merger”), is fair to, and in the best interests of, each such corporation and its respective stockholders, and declared that the Merger is advisable, (b) authorized and approved this Agreement, the Merger, the execution and delivery of the other agreements referred to herein, and the consummation of the transactions contemplated hereby and thereby, and (c) in the case of the Company and Merger Sub, recommended acceptance of the Merger and approval and adoption of this Agreement to its respective stockholders, in accordance with the Delaware General Corporation Law, as amended (the “DGCL”); and

WHEREAS, as a condition and inducement to the willingness of Parent, Purchaser and Merger Sub to enter into this Agreement, the Principal Stockholders, who are holders of at least: (a)  90% of the outstanding shares of Company Capital Stock voting together as a single class and on an as-converted basis; and (b) 95% of all of the outstanding shares of Preferred Stock, have each delivered a support agreement, substantially in the form attached hereto as Exhibit B (each, a “Support Agreement”), and will deliver promptly following the execution and delivery of this Agreement (but in no event later than one (1) hour thereafter) their irrevocable approval and adoption of this Agreement, the Merger and the other transactions contemplated hereby in accordance with the provisions of the DGCL and the Company’s Charter Documents, including a waiver of appraisal rights under the DGCL, substantially in the form attached hereto as Exhibit C (the “Stockholders Written Consent”).

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements herein contained, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

THE MERGER

1.1           The Merger.  At the Effective Time and upon the terms and subject to the conditions of this Agreement and in accordance with the DGCL, Merger Sub shall be merged with and into the Company.  Following the Merger, the Company shall continue as the surviving corporation (the “Surviving Corporation”) and the separate corporate existence of Merger Sub shall cease.

1.2           Effective Time.  Subject to the terms and conditions set forth in this Agreement, on the Closing Date: (a) a Certificate of Merger in substantially the form of Exhibit D (the “Certificate of Merger”) shall be duly executed and thereafter delivered to the Secretary of State of the State of Delaware for filing pursuant to the DGCL; and (b) the parties shall make such other filings with the Secretary of State of the State of Delaware as shall be necessary to effect the Merger.  The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware in accordance with the DGCL or such later time as Purchaser and the Company may agree upon and as may be set forth in the Certificate of Merger (the time the Merger becomes effective being referred to herein as the “Effective Time”).

1.3           Closing of the Merger.  The conditions set forth in Sections 6 and 7 having been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the closing of the Merger) (the “Closing”), which such conditions are capable of being satisfied on the date hereof), the Closing shall take place as soon as possible, and in any event no later than one (1) hour, after the execution and delivery of this Agreement (the “Closing Date”), at the offices of Goldfarb Seligman & Co., 98 Yigal Alon Street, Tel-Aviv, Israel, unless another time, date or place is agreed to in writing by the parties hereto.

1.4           Effects of the Merger.  The Merger shall have the effects set forth in the DGCL.  Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the properties, rights, privileges, powers, patents, trademarks, licenses, registrations, franchises, cash and other assets of every kind and description of the Company and Merger Sub shall be transferred to, vest in and devolve upon the Surviving Corporation without further act or deed, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation. At any time, or from time to time, after the Effective Time, the last acting officers of Merger Sub, or the corresponding officers of Surviving Corporation, may, in the name of Merger Sub, execute and deliver or cause to be executed and delivered all such deeds and instruments and to take or cause to be taken such further or other action as the Surviving Corporation may deem necessary or desirable in order to vest in and conform to the Surviving Corporation title to and possession of any property of Merger Sub acquired or to be acquired by reason of or as a result of the Merger herein provided for and otherwise to carry out the intents and purposes hereof, and the proper officers and directors of the Surviving Corporation are fully authorized in the name of Merger Sub or otherwise to take any and all such action.

1.5           Certificate of Incorporation and Bylaws.  The Certificate of Incorporation of the Company, as in effect immediately prior to the Effective Time, shall at the Effective Time be amended and restated as set forth on Exhibit E, and as so amended and restated, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended, restated, repealed or otherwise modified as provided by law and by the terms of such Certificate of Incorporation. The Bylaws of the Company, as in effect immediately prior to the Effective Time, shall be at the Effective Time amended and restated so as to conform to the Bylaws of Merger Sub, and as so amended and restated, shall be the Bylaws of the Surviving Corporation until thereafter amended as provided by law, by the terms of the Certificate of Incorporation of the Surviving Corporation and by the terms of such Bylaws.

1.6           Directors.  The directors of Merger Sub at the Effective Time shall be the directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation until such director’s successor is duly elected or appointed and qualified.

1.7           Officers.  The officers of the Company at the Effective Time shall be the officers of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation until such officer’s successor is duly elected or appointed and qualified.

1.8           Conversion of Shares and Convertible Securities.

(a)           At the Effective Time, by virtue of the Merger and without any action on the part of the holders of any shares of capital stock of the Company, any options to acquire any capital stock of the Company, any warrant of the Company, or any shares of capital stock of Merger Sub:

(i)            (A)          Each share of the Company’s Series A Preferred Stock, par value $0.0005 per share (“Preferred Share” or “Preferred Stock”), outstanding at the Effective Time, but excluding Dissenting Shares and Excluded Shares, shall by virtue of the Merger and without any action on the part of any party hereto or any holder thereof, be converted into the right to receive cash in the per share amount calculated as set forth on the Closing Spreadsheet attached hereto as Exhibit F) (the “Preferred Amount”), subject to adjustments and payable as provided in this Agreement.  The Preferred Amount will be calculated in accordance with Section 0 and the Company’s Charter Documents.

(B)           Each share of the Company’s common stock, par value $0.0005 per share (“Common Share” or “Common Stock” and, together with the Preferred Stock, the “Shares” or “Company Capital Stock”), outstanding at the Effective Time, including Common Stock issued prior to the Effective Time upon exercise of Company Stock Options, Company Warrants or other convertible securities, but excluding Dissenting Shares and Excluded Shares, shall by virtue of the Merger and without any action on the part of any party hereto or any holder thereof, be converted into the right to receive cash in the per share amount calculated as set forth in the Closing Spreadsheet (the “Common Amount” and, with respect to the Preferred Shares, together with the applicable Preferred Amount, the “Share Amount”), subject to adjustments and payable as provided in this Agreement.  The Common Amount will be calculated in accordance with Section 0 and the Company’s Charter Documents.

(C)           Neither Parent nor Purchaser shall assume outstanding Company Stock Options, or issue any securities in exchange therefor, in connection with the transactions contemplated hereby. Immediately prior to the Effective Time and subject to consummation of the Merger and the terms and conditions of this Agreement, each then outstanding Company Stock Option shall terminate, and the holder thereof shall have the right to receive a cash payment for the vested portion of such Company Stock Option (including Company Stock Options that become vested as a result of the consummation of the Merger) in the amount equal to the product of (y) the Net Value of each In-the-Money Option (the “Option Net Value”) and (z) the number of shares of Common Stock subject thereto (such product, the “Option Amount”), less any applicable Tax withholding, which the parties agree shall be a payment on a “change in the ownership” (as defined in Treasury Reg. Section 1.409A-3(i)(5)(v)) of the Company or otherwise required under applicable Legal Requirements.  The Company shall take all actions reasonably necessary to effect the transactions contemplated by this Section 1.8(a)(i)(C) under the Company Stock Option Plans, Company Stock Option agreements and any other applicable plan or arrangement of the Company.

(D)          Prior to the Effective Time, the Company shall amend each outstanding Company Warrant (and/or otherwise take all necessary and appropriate actions) to provide that, subject to consummation of the Merger and the terms and conditions of this Agreement, at the Effective Time, each then outstanding Company Warrant shall terminate, and the holder thereof shall have the right to receive the consideration equal to the product of (y) the Net Value of each In-the-Money Warrant (the “Warrant Net Value”) and (z) the number of shares of Company Common Stock subject thereto (such product, the “Warrant Amount”), less any applicable Tax withholding.

(E)           The sum of (1) the product of the Preferred Amount (as adjusted pursuant to the terms of this Agreement) multiplied by the number of Preferred Shares, and (2) the product of the Common Amount (as adjusted pursuant to the terms of this Agreement) multiplied by the number of Common Shares, in each case outstanding as of the Effective Time (including Dissenting Shares but excluding Excluded Shares) shall be referred to herein as the “Total Share Amount”.  The sum of (1) the sum of the Option Amount (as adjusted pursuant to the terms of this Agreement) for all In-the-Money Options and (2) the sum of the Warrant Amount (as adjusted pursuant to the terms of this Agreement) for all In-the-Money Warrants, in each case outstanding as of the Effective Time, shall be referred to herein as the “Total Convertible Securities Amount”).  The sum of (1) the Total Share Amount and (2) the Total Convertible Securities Amount shall be referred to herein as the “Merger Consideration”).

(F)           The consideration payable as set forth in this Agreement in connection with the Merger for all of the issued and outstanding Company Capital Stock on a Fully Diluted Basis as of the Closing Date shall be one hundred thirty one million five hundred thousand U.S. Dollars ($131,500,000), as adjusted pursuant to Sections 0 and 0, of which (i) ninety two million five hundred thousand U.S. Dollars ($92,500,000) (the “Closing Payment”) shall be payable, as adjusted and in accordance with Section 0, at the Closing and as further adjusted and in accordance with Section 0, at the times prescribed in Section 0, (ii) sixteen million U.S. Dollars ($16,000,000) (the “Holdback Amount”) shall be payable, as adjusted and in accordance with Section 0, at the time prescribed in Section 0, (iii) three million U.S. Dollars ($3,000,000) (the “Sparkflow Earn-out Amount”) shall be payable, as adjusted and in accordance with Section 1.9(e), at the times prescribed in Section 1.9(e), and (iv) twenty million U.S. Dollars ($20,000,000) (the “Deferred Consideration Amount”) plus interest thereon, shall be payable in accordance with, and at the times prescribed in, Section 1.9(f).  Interest shall accrue on the outstanding Deferred Consideration Amount at the Applicable Interest Rate.

(ii)           Each Share held in the treasury of the Company and each Share held by Parent, Purchaser or Merger Sub (“Excluded Shares”) will, by virtue of the Merger and without any action on the part of the Company or the holder thereof, be canceled, retired and cease to exist, and no consideration will be delivered in exchange therefor.

(iii)           Each outstanding share of common stock of Merger Sub shall be converted into one (1) fully paid and non-assessable share of common stock of the Surviving Corporation and shall constitute the only shares of capital stock of the Surviving Corporation outstanding immediately after the Effective Time.

(b)           The Merger Consideration payable pursuant to this Agreement to each holder of Shares, Company Stock Options or Company Warrants, including Dissenting Shares (subject to Section 0) but excluding Excluded Shares, shall be the sum of (1) the product of the Preferred Amount (as adjusted pursuant to the terms of this Agreement) multiplied by the number of Preferred Shares held by such Company Holder, (2) the product of the Common Amount (as adjusted pursuant to the terms of this Agreement) multiplied by the number of Common Shares held by such Company Holder, (3) the aggregate of the Option Amount (as adjusted pursuant to the terms of this Agreement) for all In-the-Money Options held by such Company Holder and (4) the aggregate of the Warrant Amount (as adjusted pursuant to the terms of this Agreement) for all In-the-Money Warrants held by such Company Holder.  Such sum for each Stockholder in clauses (1) and (2) being referred to herein as such Stockholder’s “Stockholder Share Amount” and such sum for each Company Holder in clauses (1) through (4) being referred to herein as such Company Holder’s “Holder Securities Amount”.

1.9           Payment for Shares.

(a)           At the Effective Time, Parent and Purchaser shall, jointly and severally, deposit and pay the Adjusted Closing Payment (as defined below) as follows:

(i)            an amount set forth in the Closing Spreadsheet and titled the “Company 102 Options Amount” with the Section 102 Trustee for the benefit of the holders of Company 102 Options, and the Section 102 Trustee shall cause such amounts, less applicable withholding Taxes, to be disbursed to the applicable holders of Company 102 Options in accordance with Section 1.10(b);

(ii)           an amount equal to the Total Convertible Securities Amount less the Company 102 Options Amount (the “Net Total Convertible Securities Amount”) with the Company for the benefit of the Optionholders of In-the-Money Options and Warrantholders of In-the-Money Warrants, and the Company shall cause such amounts, less applicable withholding Taxes, to be disbursed to the applicable Optionholder or Warrantholder, in each case in accordance with Section 1.10(b);

(iii)          two hundred thousand U.S. Dollars ($200,000) with the Stockholders’ Representative, to an account designated in writing by the Stockholders’ Representative, which shall constitute the Representative Fund in accordance with Section 12.5; and

(iv)          the remainder of the Adjusted Closing Payment (the “Stockholder Distribution Amount”) with JPMorgan Chase Bank, National Association (the “Paying Agent”) in accordance with the paying agent agreement by and among Parent, the Stockholders’ Representative and the Paying Agent substantially in the form attached hereto as Exhibit G (the “Paying Agent Agreement”), for the benefit of the holders of Shares, including any Shares with respect to which dissenters’ rights have not terminated but excluding Excluded Shares, which shall be distributed, less applicable withholding Taxes, to the Participating Stockholders pursuant to Section 0.  The Company (at Closing) and the Stockholders’ Representative (after Closing), on the one hand, and Parent, on the other hand, shall each pay one-half of the fees and expenses of the Paying Agent.

(v)           “Adjusted Closing Payment” means cash in an amount equal to (i) the Closing Payment less (ii) the Transaction Cost Amount (to the extent unpaid as of the Closing) less (iii) the Working Capital Shortfall, if any, less (iii) the Company Debt Excess, if any, less (iv) the Closing Date Cash Shortfall, if any, plus (v) the Working Capital Excess, if any, plus (vi) the Company Debt Shortfall, if any, plus (vii) the Closing Date Cash Excess, if any.

(b)           Promptly after the Effective Time, to the extent not previously delivered to the Paying Agent, the Paying Agent shall cause to be mailed to each Person who was, as of the Effective Time, a holder of record of Shares as set forth in the Closing Spreadsheet a letter of transmittal in substantially the form of Exhibit H (which shall authorize the Company and one or more of its agents to cancel such Participating Stockholder’s stock certificates that, immediately prior to the Effective Time, represented Shares) (the “Letter of Transmittal”).  Upon delivery by a Participating Stockholder to the Paying Agent of such Participating Stockholder’s Letter of Transmittal, duly executed and completed in accordance with the instructions thereto, the Paying Agent shall promptly, but in no event later than three Business Days (as defined in the Paying Agent Agreement) thereafter cause to be paid to the respective Participating Stockholder entitled thereto the amounts set forth opposite such Participating Stockholder’s name in the columns titled Preferred Closing Payment Amount and Common Closing Payment Amount as reflected in the Closing Spreadsheet, less any required Tax withholdings; provided that if such surrender is completed by a Participating Stockholder at least two days prior to the Closing Date, the Paying Agent shall cause such amounts to be paid on the Closing Date to such Participating Stockholder, less any required Tax withholding.  Such payments to Participating Stockholders (and the payments to be made pursuant to Sections 1.9(d), 1.9(e), 1.9(f) and 1.9(g)) shall be made by wire transfer or check in accordance with the instructions, and delivered in person or by mail to the address, specified in the applicable Letter of Transmittal.  No interest will be paid or will accrue on the amount payable to any Participating Holder.  If payment is to be made to a Person other than the registered holder of the certificate representing Shares, it shall be a condition of such payment that the certificate representing such Shares shall be properly endorsed or otherwise in proper form for transfer and that the Person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of the certificate surrendered or establish to the reasonable satisfaction of Purchaser that such Tax has been paid or is not applicable.  At the request of the Paying Agent, the Stockholders’ Representative shall direct the Paying Agent with respect to the proper allocation of the payments to be made to Participating Stockholders pursuant to this Agreement, including this Section 1.9(b) and Sections 1.9(d), 1.9(e), 1.9(f) and 1.9(g) in accordance with the Closing Spreadsheet.  For the avoidance of doubt, none of the Parent, Purchaser or the Surviving Corporation shall be liable for the allocation of the payments to be made to Participating Stockholders pursuant to this Section 1.9(b) and Sections 1.9(d), 1.9(e), 1.9(f) and 1.9(g).

(c)           After the Effective Time, there shall be no transfers on the stock transfer books of the Surviving Corporation of Company Capital Stock that were outstanding immediately prior to the Effective Time.

(d)          On the eighteen-month anniversary of the Closing Date (the “Holdback Payment Date”), Parent shall deposit with the Paying Agent the Holdback Amount less any Set-off Amount deducted for the purpose of indemnification pursuant to Section 9.5 (including any amounts previously deposited in the Disputed Set-Off Escrow) (the “Holdback Payment”).  Promptly following the receipt of the Holdback Payment by the Paying Agent, but in no event later than three Business Days (as defined in the Paying Agent Agreement) thereafter, the Paying Agent shall cause each Participating Stockholder who has delivered a fully executed Letter of Transmittal to receive its portion of the Holdback Payment as directed in writing by the Stockholders’ Representative, which shall equal the product of the distributable portion of the Holdback Payment multiplied by such Participating Stockholder’s Share Consideration Fraction, less any required Tax withholdings. Notwithstanding anything in this Agreement to the contrary, the Holdback Payment shall solely be the obligation of the Parent and not the Purchaser or any subsidiary of Purchaser under any circumstances.

(e)           Concurrently with the delivery of each Earn-out Statement (as defined in the Sparkflow Merger Agreement) and each other document delivered by Intercept Interactive to the Member Representative (as defined in the Sparkflow Merger Agreement), the Neutral Firm (as defined in the Sparkflow Merger Agreement) or any other Person, in each case pursuant to Section 2.9(d) of the Sparkflow Merger Agreement, Parent shall deliver (or cause to be delivered) copies of any such document to the Stockholders’ Representative.  Within three days of receipt by Intercept Interactive of any document delivered to it pursuant to Section 2.9(d) of the Sparkflow Merger Agreement, Parent shall deliver (or cause to be delivered) copies of any such document to the Stockholders’ Representative.  Following the delivery to the Stockholders’ Representative of any such documents, the Stockholders’ Representative and its representatives shall be given such access as they may reasonably require during Intercept Interactive’s normal business hours (or such other times as the parties may agree) and upon reasonable notice to those books and records of the Company and its Subsidiaries in the possession of, and/or under the control of, Purchaser, and access to such personnel or representatives of the Company and Purchaser as they may reasonably require for the purposes of evaluating such documents and resolving any disputes or responding to any matters or inquiries raised concerning each Earn-out Statement and/or the calculation of each Sparkflow Earn-out Payment.  Within five (5) Business Days (as defined in the Sparkflow Merger Agreement) after the final determination in accordance with the terms of the Sparkflow Merger Agreement of whether an Earn-out Payment (as defined in the Sparkflow Merger Agreement) is due for each Performance Period (as defined in the Sparkflow Merger Agreement), Parent shall (i) if the full amount of the applicable Earn-out Payment has been paid to the Member (as defined in the Sparkflow Merger Agreement), send written notice to the Stockholders’ Representative informing the Stockholders’ Representative of such fact (together with reasonable documentation supporting such determination to the extent not previously provided pursuant to this Section 1.9(e)), or (ii) if the full amount of the applicable Earn-out Payment has not been paid to the Member (as defined in the Sparkflow Merger Agreement), send written notice to the Stockholders’ Representative informing the Stockholders’ Representative of such fact (together with reasonable documentation supporting such determination to the extent not previously provided pursuant to this Section 1.9(e)) and deposit with the Paying Agent the amount equal to the applicable Earn-out Payment less the amount of such Earn-out Payment that has been paid to the Member (each, a “Sparkflow Earn-out Payment”).  Promptly, but in no event later than three Business Days (as defined in the Paying Agent Agreement) following the receipt of any Sparkflow Earn-out Payment by the Paying Agent, the Paying Agent shall cause each Participating Stockholder who has delivered a fully executed Letter of Transmittal to receive its portion of such Sparkflow Earn-out Payment as directed in writing by the Stockholders’ Representative, provided that the Paying Agent has been provided with such written directions by the Stockholders’ Representative at least three (3) Business Days (as defined in the Paying Agent Agreement) prior to such date, which shall equal the product of the such Sparkflow Earn-out Payment multiplied by such Participating Stockholder’s Share Consideration Fraction, less any required Tax withholdings.  The aggregate Sparkflow Earn-out Payments shall not exceed the Sparkflow Earn-out Amount less the total Earn-out Payments paid to the Member. Notwithstanding anything in this Agreement to the contrary, all Sparkflow Earn-out Payments shall solely be the obligation of the Parent and not the Purchaser or any subsidiary of Purchaser under any circumstances.

(f)            Deferred Consideration Amount.

(i)            On the Applicable Payment Date, Parent shall deposit with the Paying Agent an amount equal to the Deferred Consideration Amount, less any Deferred Consideration Prepayment Amounts, plus any accrued and unpaid interest thereon (the “Deferred Consideration Payoff Amount”).

(ii)           On March 31, 2016 and the last day of each subsequent calendar quarter prior to the Applicable Payment Date, Parent shall deposit with the Paying Agent an amount equal to the interest accrued on the outstanding Deferred Consideration Amount at a rate equal to the Applicable Interest Rate (as determined from time to time during the period since the last payment pursuant to this Section 1.9(f)(ii)) (each such amount, a “Deferred Consideration Interest Payment Amount”).

(iii)          Parent may, at any time and from time to time prior to the Applicable Payment Date, deposit with the Paying Agent all or any portion of the then outstanding Deferred Consideration Amount at a rate equal to the Applicable Interest Rate (any such amount, a “Deferred Consideration Prepayment Amount”).  Any Deferred Consideration Prepayment Amount shall first be applied to the accrued and unpaid interest, and then to the outstanding Deferred Consideration Amount.

(iv)          Promptly, but in no event later than three Business Days (as defined in the Paying Agent Agreement) following the receipt of the Deferred Consideration Payoff Amount, each Deferred Consideration Interest Payment Amount and any Deferred Consideration Prepayment Amount, as applicable, by the Paying Agent, the Paying Agent shall cause each Participating Stockholder who has delivered a fully executed Letter of Transmittal to receive its portion of any such amount as directed in writing by the Stockholders’ Representative, provided that the Paying Agent has been provided with such written directions by the Stockholders’ Representative at least three (3) Business Days (as defined in the Paying Agent Agreement) prior to such date, which shall equal the product of the distributable portion of each such amount multiplied by such Participating Stockholder’s Share Consideration Fraction, less any required Tax withholdings.  Notwithstanding anything in this Agreement to the contrary, the Deferred Consideration Payoff Amount, each Deferred Consideration Interest Payment Amount and any Deferred Consideration Prepayment Amount shall solely be the obligation of the Parent and not the Purchaser or any subsidiary of Purchaser under any circumstances.

(g)           Contemporaneously with the Restricted Cash ceasing to be restricted to collateralize letters of credit issued for the benefit of the Company and/or any of its Subsidiaries; but in all events no later than January 29, 2016, Parent shall deposit with the Paying Agent the Deferred Adjustment Amount.  Promptly, but in no event later than three Business Days (as defined in the Paying Agent Agreement) following the receipt of the Deferred Adjustment Amount by the Paying Agent, the Paying Agent shall cause each Participating Stockholder who has delivered a fully executed Letter of Transmittal to receive its portion of any such amount as directed in writing by the Stockholders’ Representative, provided that the Paying Agent has been provided with such written directions by the Stockholders’ Representative at least three (3) Business Days (as defined in the Paying Agent Agreement) prior to such date, which shall equal the product of the distributable portion of each such amount multiplied by such Participating Stockholder’s Share Consideration Fraction, less any required Tax withholdings. Notwithstanding anything in this Agreement to the contrary, the Deferred Adjustment Amount shall solely be the obligation of the Parent and not the Purchaser or any subsidiary of Purchaser under any circumstances.

(h)           On the twelve-month anniversary of each deposit with the Paying Agent of amounts for the benefit of the Participating Stockholders, Parent shall be entitled to cause the Paying Agent to deliver to it any funds deposited with the Paying Agent on such applicable deposit date that have not been disbursed to holders of Shares outstanding immediately prior to the Effective Time, and thereafter such holders shall be entitled to look to Parent only as general creditors thereof with respect to the cash payable upon due surrender of their certificates or agreements.

(i)            Notwithstanding the foregoing, neither the Paying Agent nor any party hereto shall be liable to any holder of certificates formerly representing Shares for any amount paid to a public official pursuant to any applicable abandoned property, escheat or similar Legal Requirements.

1.10         Company Convertible Securities.

(a)           For purposes of this Agreement, “Stock Option Plan” means the Interactive Holding Corp. Amended and Restated 2008 Equity Incentive Plan, including the Israel Sub-plan and the German Supplement; “Israel Sub-plan” means the Sub-plan for Israeli Award Grantees Interactive Holding Corp. Amended and Restated 2008 Equity Incentive Plan; “German Supplement” means the SUPPLEMENT Provisions Relating to the Application of the Interactive Holding Corp. Amended and Restated 2008 Equity Incentive Plan and the Incentive Stock Option Agreement under the 2008 Equity Incentive Plan to Employees in Germany (such plans collectively, the “Company Stock Option Plans”); and “Company Stock Option” means each outstanding option to purchase shares of Common Stock under any of the Company Stock Option Plans.  “In-the-Money Options” means all Company Stock Options that have an exercise price less than the Common Amount as calculated pursuant to Section 0 below.  “In-the-Money Warrants” means all Company Warrants that have an exercise price less than the Common Amount as calculated pursuant to Section 0 below.

(b)           Promptly after the date hereof, the Company shall cause to be delivered to each Person who was, at the Effective Time, an Optionholder or a Warrantholder (together with the Participating Stockholders, the “Participating Holders”), a letter in a form reasonably acceptable to the Company and Purchaser, notifying such Person of the treatment of the applicable Company Stock Options and Company Warrants in the Merger.  The Option Amount for the vested portion of each In-the-Money Option and the Warrant Amount for each In-the-Money Warrant shall be included in the disbursement of the Adjusted Closing Payment and the Net Positive Adjustment Amount, if any, as and when such disbursement is made to the Participating Holders, in accordance with the terms in Sections 1.9 and 12.5.  Parent and Purchaser shall cause the Surviving Corporation to promptly pay (and in any event, pay by the next regularly scheduled payroll date) to each Optionholder of In-the-Money Options (other than holders of Company 102 Options) and Warrantholder of In-the-Money Warrants: (i) the amounts set forth opposite such Optionholder’s name in the column titled Option Closing Payment Amount as reflected in the Closing Spreadsheet; and (ii) the amounts set forth opposite such Warrantholder’s name in the column titled Warrant Closing Payment Amount as reflected in the Closing Spreadsheet, in each case less any required Tax withholdings.  Concurrently with the payment of the Company 102 Options Amount to the Section 102 Trustee pursuant to Section 1.9(a)(i), Parent and Purchaser shall irrevocably instruct the Section 102 Trustee to promptly pay (and in any event, pay by the fifth day after the Closing Date) to each holder of Company 102 Options that are In-the-Money Options the amounts set forth opposite such Optionholder’s name in the column titled Option Closing Payment Amount as reflected in the Closing Spreadsheet, less any required Tax withholdings.  At the request of the Surviving Corporation, the Stockholders’ Representative shall direct the Surviving Corporation with respect to the proper allocation of the payments to be made to Optionholders and Warrantholders pursuant to this Agreement, including this Section 1.10(b) in accordance with the Closing Spreadsheet. For the avoidance of doubt, none of the Parent, Purchaser or the Surviving Corporation shall be liable for the allocation of the payments to be made to Optionholders or Warrantholders pursuant to this Section 1.10(b).

(c)           For purposes of determining whether an Option or Warrant is an In-the-Money Option or In-the-Money Warrant, respectively, and the Net Value of any such In-the-Money Option or In-the-Money Warrant, the Common Amount shall be calculated based on the aggregate Merger Consideration paid through such payment date; provided, however, that such calculations shall assume that the entire Holdback Amount, the entire Sparkflow Earn-out Amount, the entire Deferred Consideration Amount and the entire Deferred Adjustment Amount was paid by Parent and Purchaser as Merger Consideration at the Closing.  By way of illustration, if a Company Stock Option or Company Warrant is not an In-the-Money Option or In-the Money Warrant, respectively, at the time of the Closing (calculated assuming the entire Holdback Amount, the entire Sparkflow Earn-out Amount, the entire Deferred Consideration Amount and the entire Deferred Adjustment Amount was paid by Parent and Purchaser as Merger Consideration at the Closing) but becomes an In-the-Money Option or In-the-Money Warrant as of the date of payment of a Net Positive Adjustment Amount, if any, pursuant to Section 0, based on the sum of the amount of the Adjusted Closing Payment, the entire Holdback Amount (which is assumed to have been paid as Merger Consideration at the Closing), the entire Sparkflow Earn-out Amount (which is assumed to have been paid as Merger Consideration at the Closing), the entire Deferred Consideration Amount (which is assumed to have been paid as Merger Consideration at the Closing), the entire Deferred Adjustment Amount (which is assumed to have been paid as Merger Consideration at the Closing) and the Net Positive Adjustment Amount, such Company Stock Option or Company Warrant shall be an In-the-Money Option or In-the-Money Warrant, respectively, for purposes of the Net Payment Adjustment Amount, and the Common Amount used in determining the Option Net Value and the Warrant Net Value shall be as adjusted based on the sum of the amount of the Adjusted Closing Payment, the Holdback Amount (which is assumed to have been paid in full as Merger Consideration at the Closing), the Sparkflow Earn-out Amount (which is assumed to have been paid in full as Merger Consideration at the Closing), the Deferred Consideration Amount (which is assumed to have been paid in full as Merger Consideration at the Closing), the Deferred Adjustment Amount (which is assumed to have been paid in full as Merger Consideration at the Closing) and the Net Positive Adjustment Amount.  For purposes of payment to the Participating Holders of the Net Positive Adjustment Amount, if any, the Stockholders’ Representative shall have the authority to make equitable adjustments to the Securities Consideration Fractions of each Participating Holder in order to carry out the intent of this Section 0.  For the avoidance of doubt, as a result of Optionholders and Warrantholders receiving their respective portion of the Merger Consideration at the Closing assuming that the entire Holdback Amount, the entire Sparkflow Earn-out Amount, the entire Deferred Consideration Amount and the entire Deferred Adjustment Amount were each paid by Parent and Purchaser as Merger Consideration at Closing, neither Optionholders nor Warrantholders will be entitled to receive any portion of the Holdback Amount when distributed in accordance with, and pursuant to, Section 0, the Sparkflow Earn-out Amount, when distributed in accordance with, and pursuant to, Section 1.9(e), the Deferred Consideration Amount and interest thereon, when distributed in accordance with, and pursuant to, Section 1.9(f), or the Deferred Adjustment Amount when distributed in accordance with, and pursuant to, Section 1.9(g).

1.11         Dissenting Shares.

(a)           Notwithstanding any provision of this Agreement to the contrary and to the extent available under the DGCL, Shares that are outstanding immediately prior to the Effective Time and that are held by any Stockholder who is entitled to demand and properly demands the appraisal for such shares (the “Dissenting Shares”) pursuant to, and who complies in all respects with, the provisions of Section 262 of the DGCL shall not be converted into, or represent the right to receive, the Merger Consideration. Instead, by virtue of the Merger and without any action on the part of the holder thereof, the Dissenting Shares shall be canceled and shall cease to exist and shall represent the right to receive payment for such Stockholder’s Dissenting Shares in accordance with the provisions of Section 262 of the DGCL, provided, however, that all Dissenting Shares held by any Stockholder who shall have failed to perfect or who otherwise shall have withdrawn, in accordance with the DGCL, or lost such Stockholder’s rights to appraisal of such shares under the DGCL, shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the applicable Merger Consideration, without any interest thereon, upon surrender of the certificate or certificates that formerly evidenced such Shares in the manner provided in Section 1.9 hereof.

(b)           The Company shall give Purchaser (i) prompt notice of any dissenters’ rights demands received by the Company for any Shares, withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company and (ii) the opportunity to participate in all negotiations and proceedings with respect to such demands. The Company shall, and shall cause each Subsidiary not to, except with the prior written consent of Purchaser, which shall not be unreasonably withheld, conditioned or delayed, make any payment or agree to make any payment with respect to, or offer to settle or settle, any such demands. Each Dissenting Stockholder who, pursuant to the provisions of the DGCL, becomes entitled to payment of the value of the Dissenting Shares will receive payment therefor but only after the value therefor has been agreed upon or finally determined pursuant to such provisions.  After the payment of the amounts referenced in the preceding sentence, any remaining portion of the Share Amount that would otherwise have been payable with respect to Dissenting Shares if such Shares were not Dissenting Shares will be distributed by the Paying Agent to Purchaser.

1.12         Closing Payment Adjustments.

(a)           Prior to the date hereof, the Company has delivered to Purchaser a certificate executed by the principal financial officer of the Company (in his or her capacity as such) detailing the Company’s good faith best estimate (based on reasonable assumptions) of Company Net Working Capital, Closing Date Cash and Company Debt (“Company NWCC&D”), together with a projected consolidated balance sheet of the Company and its Subsidiaries as of immediately prior to the Closing prepared on a consistent basis with the Financial Statements (the “Company NWCC&D Certificate”).  The Company NWCC&D Certificate shall be prepared by the Company in accordance with GAAP consistently applied by the Company and in accordance with Schedule 1.12.  The Company NWCC&D Certificate shall be used to calculate the amount by which (i) Company Net Working Capital set forth therein is less than fourteen million four hundred forty nine thousand four hundred three U.S. Dollars ($14,449,403), (the “Working Capital Target,” and the amount of such deficiency, if any, being referred to herein as the “Working Capital Shortfall”), (ii) Company Net Working Capital set forth therein is greater than the Working Capital Target (the amount of such excess, if any, being referred to herein as the “Working Capital Excess”), (iii) Closing Date Cash set forth therein is less than eight million five hundred thousand U.S. Dollars ($8,500,000) (the “Minimum Cash Amount,” and the amount of such deficiency, if any, being referred to herein as the “Closing Date Cash Shortfall”), (iv) Closing Date Cash set forth therein is greater than the Minimum Cash Amount (the amount of such excess, if any, being referred to herein as the “Closing Date Cash Excess”), (v) Company Debt set forth therein is greater than fifty seven million U.S. Dollars ($57,000,000), (the “Company Debt Target,” and the amount of such excess, if any, being referred to herein as the “Company Debt Excess”) and (vi) Company Debt set forth therein is less than the Company Debt Target (the amount of such deficiency, if any, being referred to herein as the “Company Debt Shortfall”), which in each case shall be used to calculate the Adjusted Closing Payment pursuant to Section 0.

“Cash” means cash, cash equivalents and marketable securities of the Company and its Subsidiaries, as determined in accordance with GAAP consistently applied by the Company; provided, however, that Cash shall not include one million one hundred eighty two thousand three hundred and fourteen U.S. Dollars ($1,182,314) of cash (the “Deferred Adjustment Amount”) that is restricted to collateralize letters of credit issued for the benefit of the Company and/or any of its Subsidiaries (“Restricted Cash”).

“Closing Date Cash” means Cash as of immediately prior to the Closing.

“Company Debt” means Indebtedness of the Company and its Subsidiaries less the total current liabilities of the Company and its Subsidiaries, in each case as of immediately prior to the Closing (as determined in accordance with GAAP consistently applied by the Company).

“Company Net Working Capital” means (A) the total current assets of the Company and its Subsidiaries as of immediately prior to the Closing (as determined in accordance with GAAP consistently applied by the Company but excluding all Tax assets, Cash and the Deferred Adjustment Amount) less (B) the total current liabilities of the Company and its Subsidiaries as of immediately prior to the Closing (as determined in accordance with GAAP consistently applied by the Company but excluding all Tax liabilities, all Company Debt and the Sparkflow Earn-out Amount).  The calculation of Company Net Working Capital shall be based on the Financial Statements and the methodology relating thereto as set forth in Schedule 1.12.

(b)           Within 90 days after the Closing, Purchaser shall deliver to the Stockholders’ Representative a certificate executed by Purchaser’s Chief Financial Officer (in his or her capacity as such) setting forth Purchaser’s good faith calculation of (i) the Company NWCC&D as of immediately prior to the Closing, (ii) the consolidated balance sheet of the Company and its Subsidiaries as of immediately prior to the Closing prepared on a consistent basis with the Financial Statements, and (iii) the amount by which each component of Company NWCC&D as calculated by Purchaser differs from each component of the Company NWCC&D set forth in the Company NWCC&D Certificate (the “Purchaser NWCC&D Certificate”).  The Purchaser NWCC&D Certificate shall be prepared by Purchaser in accordance with GAAP and in accordance with Schedule 1.12 and shall take into account any information that was not available to the parties at the time the Company NWCC&D Certificate was delivered.

(c)           Following the delivery by Purchaser of the Purchaser NWCC&D Certificate, the Stockholders’ Representative and its representatives shall be given such access as they may reasonably require during Purchaser’s normal business hours (or such other times as the parties may agree) and upon reasonable notice to those books and records of the Company in the possession of, and/or under the control of, Purchaser, and access to such personnel or representatives of the Company and Purchaser as they may reasonably require for the purposes of evaluating the Purchaser NWCC&D Certificate and resolving any disputes or responding to any matters or inquiries raised concerning the Purchaser NWCC&D Certificate and/or the calculation of the Company NWCC&D.

(d)           The Stockholders’ Representative may object to the Company NWCC&D calculations set forth in the Purchaser NWCC&D Certificate by providing written notice of such objection to Purchaser within thirty (30) days after Purchaser’s delivery of the Purchaser NWCC&D Certificate (the “Notice of Objection”). In the event that the Stockholders’ Representative does not provide a Notice of Objection within such thirty (30) day period, the Stockholders’ Representative shall be deemed to have accepted the Company NWCC&D set forth in the Purchaser NWCC&D Certificate in its entirety, which Company NWCC&D set forth in the Purchaser NWCC&D Certificate shall be final, binding and conclusive for all purposes hereunder.

(e)           If the Stockholders’ Representative timely provides the Notice of Objection, then the parties shall confer in good faith for a period of up to fifteen (15) days following Purchaser’s timely receipt of the Notice of Objection, in an attempt to resolve any disagreement, and any resolution by them shall be in writing and shall be final and binding.

(f)           If, after such fifteen (15) day period, the Stockholders’ Representative and Purchaser cannot resolve any such disagreement, then the parties shall engage Grant Thornton LLP or an auditing firm reasonably acceptable to both the Stockholders’ Representative and Purchaser (the “Reviewing Accountant”) to review the items in dispute. Each of the parties to this Agreement shall, and shall cause their respective officers, directors, employees and representatives to, provide full cooperation to the Reviewing Accountant.  The Reviewing Accountant shall (i) act in its capacity as an expert and not as an arbitrator, (ii) consider only those matters as to which there is a dispute between the parties and (iii) be instructed to reach its conclusions regarding any such dispute within 30 days after its appointment and provide a written explanation of its decision.  In the event that Purchaser and the Stockholders’ Representative shall submit any dispute to the Reviewing Accountant, each such party may submit a “position paper” to the Reviewing Accountant setting forth the position of such party with respect to such dispute, to be considered by such Reviewing Accountant as it deems fit.  The Reviewing Accountant shall promptly determine the Company NWCC&D; provided that such amounts shall not be higher or lower than the highest and lowest amounts proposed by the parties, and such determination shall be final and binding on the parties absent manifest error.

(g)           The fees and expenses of the Reviewing Accountant incurred in the resolution of such dispute shall be borne by the Participating Holders and Purchaser in such proportion as is appropriate to reflect the relative benefit received by the Participating Holders and Purchaser from the resolution of the dispute; provided that such fees and expenses borne by the Participating Holders shall be deducted from the Holdback Payment.  For example, if the Stockholders’ Representative challenges the calculation in the Purchaser NWCC&D Certificate by an amount of $100,000, but the Reviewing Accountant determines that the Stockholders’ Representative has a valid claim for only $40,000, Purchaser shall bear 40% of the fees and expenses of the Reviewing Accountant and the Participating Holders shall bear the other 60% of such fees and expenses.  All other fees and expenses incurred by a party in connection with this Section 1.12 shall be borne by the party incurring such cost; provided that any such expenses incurred by the Stockholders’ Representative shall be borne by the Participating Holders acting through the Stockholders’ Representative in its capacity as such.

(h)           Upon the final determination of Company NWCC&D pursuant to Section 1.12(d) (in the event there is no Notice of Objection), Section 1.12(e) or Section 1.12(f), as the case may be, (i) any shortfall of Company Net Working Capital below the Company Net Working Capital set forth in the Company NWCC&D Certificate (which shall be a negative number, if any) shall be referred to as a “Negative WC Adjustment Amount,” (ii) any excess of Company Net Working Capital above the Company Net Working Capital set forth in the Company NWCC&D Certificate (which shall be a positive number, if any) shall be referred to as a “Positive WC Adjustment Amount,” (iii) any shortfall of Closing Date Cash below the Closing Date Cash set forth in the Company NWCC&D Certificate (which shall be a negative number, if any) shall be referred to as a “Negative Closing Date Cash Adjustment Amount,” (iv) any excess of Closing Date Cash above the Closing Date Cash set forth in the Company NWCC&D Certificate (which shall be a positive number, if any) shall be referred to as a “Positive Closing Date Cash Adjustment Amount,” (v) any excess in the Company Debt above the Company Debt set forth in the Company NWCC&D Certificate (which shall be a negative number, if any) shall be referred to as the “Negative Debt Adjustment Amount” and (vi) any shortfall in the Company Debt below the Company Debt set forth in the Company NWCC&D Certificate (which shall be a positive number, if any) shall be referred to as the “Positive Debt Adjustment Amount.”  If the sum of the Negative WC Adjustment Amount plus the Positive WC Adjustment Amount plus the Negative Closing Date Cash Adjustment Amount plus the Positive Closing Date Cash Adjustment Amount plus the Positive Debt Adjustment Amount plus the Negative Debt Adjustment Amount shall be a negative number (such sum, the “Net Negative Adjustment Amount”), then the amount of the Holdback Payment shall be reduced by the amount of the Net Negative Adjustment Amount and the amount of such reduction shall be retained by Purchaser.

(i)            If the sum of the Negative WC Adjustment Amount plus the Positive Adjustment WC Amount plus the Negative Closing Date Cash Adjustment Amount plus the Positive Closing Date Cash Adjustment Amount plus Positive Debt Adjustment Amount plus the Negative Debt Adjustment Amount shall be a positive number (such sum, the “Net Positive Adjustment Amount”), then, within seven (7) days of such determination, the amount of the Net Positive Adjustment Amount shall be deposited by Parent and Purchaser, jointly and severally, by wire transfer in immediately available funds as follows:

(1)           a portion of the Net Positive Adjustment Amount (as directed in writing by the Stockholders’ Representative) with the Section 102 Trustee for the benefit of the holders of Company 102 Options;

(2)           a portion of the Net Positive Adjustment Amount (as directed in writing by the Stockholders’ Representative) with the Company for the benefit of the Optionholders of In-the-Money Options (other than holders of Company 102 Options) and Warrantholders of In-the-Money Warrants; and

(3)           a portion of the Net Positive Adjustment Amount (as directed in writing by the Stockholders’ Representative) with the Paying Agent for the benefit of the holders of Shares, including any Shares with respect to which dissenters’ rights have not terminated but excluding Excluded Shares.

The portion of the Net Positive Adjustment Price deposited with the Paying Agent shall be paid by the Paying Agent to the Participating Stockholders, less any required Tax withholdings, as directed in writing by the Stockholders’ Representative within three Business Days (as defined in the Paying Agent Agreement) of receipt of such funds and the instructions of the Stockholders’ Representative.  Parent and Purchaser shall cause the Surviving Corporation to promptly pay (and in any event, pay by the next regularly scheduled payroll date) to each Optionholder of In-the-Money Options (other than holders of Company 102 Options) and Warrantholder of In-the-Money Warrants the amount as directed in writing by the Stockholders’ Representative, in each case less any required Tax withholdings. Concurrently with payment of the portion of the Net Positive Adjustment Amount to the Section 102 Trustee pursuant to this Section 1.12(i), Parent and Purchaser shall irrevocably instruct the Section 102 Trustee to promptly pay (and in any event, pay by the fifth day after receipt of the portion of the Net Positive Adjustment Amount) to each holder of Company 102 Options that are In-the-Money Options the amount as directed in writing by the Stockholders’ Representative, less any required Tax withholdings.

(j)            Notwithstanding the foregoing, if the Holdback Payment shall be due and payable pursuant to Section 1.9(d) hereof prior to the final determination of Company NWCC&D pursuant to this Section 1.12, then any amounts claimed in good faith as described in this Section 1.12 as potentially reducing the Holdback Payment, as reasonably estimated by Purchaser, shall be held by Parent subject to the final determination of Company NWCC&D and, if any amounts are finally determined to be due to the Participating Stockholders, such amounts shall be deposited by Parent in accordance with Section 1.12(i) within five (5) days of such determination.

1.13         Certain Other Payments.  At the Effective Time, Parent and Purchaser shall, jointly and severally, pay (or cause to be paid) on behalf of the Company and its Subsidiaries, as applicable:

(a)           the portion of the Transaction Costs Amount that remains unpaid as of the Closing to the Persons owed such amounts as directed in writing by the Company and set forth on the Transaction Costs Certificate.  To the extent that any of the Transaction Costs Amount is to be paid to the Company for further distribution to other Persons, Parent and Purchaser shall cause the Surviving Corporation to promptly pay (and in any event, pay by the next regularly scheduled payroll date) such amounts to such Persons; and

(b)           the amount required to pay off the Company’s indebtedness set forth in the indebtedness payoff letter from Comerica Bank, as directed in such payoff letter.

1.14         Withholding. Notwithstanding anything in this Agreement to the contrary, the Paying Agent and Section 102 Trustee shall be entitled, and after consultation with the Stockholders’ Representative, Parent, Purchaser and the Surviving Corporation shall be entitled, to deduct and withhold, as the case may be, from the consideration otherwise payable to any Stockholder, Optionholder or Warrantholder pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payments under the Code or any provision of any Tax Law; provided that the Paying Agent, Section 102 Trustee, Purchaser, Parent or the Surviving Company, as applicable, shall reduce such deduction or withholding in the event it is provided with certificates or other documentation, in form and substance reasonably satisfactory to Purchaser, evidencing any valid exemption from such deduction or withholding.  To the extent that amounts are so withheld and are delivered to the applicable Governmental Body, such withheld amounts shall be treated for all purposes of this Agreement as having been paid in accordance with this Agreement to the Stockholder, Optionholder or Warrantholder in respect of which such deduction and withholding was made, and such amounts shall be delivered by the Paying Agent, Section 102 Trustee, Parent, Purchaser or the Surviving Corporation, as the case may be, to the applicable Governmental Body.  Notwithstanding the foregoing, the Paying Agent, Parent, Purchaser or the Surviving Corporation, as the case may be, shall reduce such deduction or withholding in the event it is provided with certificates or other documentation, in form and substance reasonably satisfactory to Purchaser, evidencing any valid exemption from such deduction or withholding.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to and for the benefit of Parent, Purchaser and Merger Sub, as of the date hereof and as of the Closing as follows, subject to the exceptions set forth in the applicable parts of the attached Disclosure Schedule corresponding to the Section numbers below:

2.1           Due Organization; Etc.

(a)           The Company is a corporation duly incorporated and organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and assets and to conduct its business as now being conducted.

(b)           Neither the Company nor any Subsidiary has conducted any business under or otherwise used, for any purpose or in any jurisdiction, any fictitious name, assumed name or trade name other than its own name.

(c)           The Company is duly qualified or licensed and in good standing to do business in each jurisdiction in which the property or assets owned, leased or operated by the Company or the nature of the business conducted by the Company makes such qualification necessary, except where the failure to be so duly qualified or licensed and in good standing would not individually or in the aggregate have a Material Adverse Effect.  Part 2.1(c) of the Disclosure Schedule sets forth a list of all jurisdictions where the Company is qualified to do business.

(d)           Part 2.1(d) of the Disclosure Schedule accurately sets forth (i) the names of the members of the Company Board, (ii) the names of the members of each committee of the Company Board, and (iii) the names and titles of the Company’s officers.

(e)           Except for the Entities set forth in Part 2.1(e) of the Disclosure Schedule, neither the Company nor any Subsidiary owns any interest in any Entity.  Neither the Company nor any Subsidiary has agreed nor is the Company or any Subsidiary obligated to make any future investment in or capital contribution to any Entity. Part 2.1(e)(i) of the Disclosure Schedule accurately sets forth for each Subsidiary the amount of its authorized share capital, the amount of its outstanding share capital and the record owners of its outstanding share capital, and there are no other shares or other equity securities of any Subsidiary issued, reserved for issuance or outstanding.  All of the outstanding equity securities and other securities of each Subsidiary are owned of record and beneficially by the Company or one or more Subsidiaries, free and clear of all Liens other than Permitted Liens.  Each Subsidiary is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and each Subsidiary has all requisite power and authority to own, lease and operate its properties and assets and to carry on its operations as now being conducted.

(f)            Each such Subsidiary is duly qualified or licensed and in good standing to do business in each jurisdiction in which the property or assets owned, leased or operated by such Subsidiary or the nature of the business conducted by such Subsidiary makes such qualification necessary, except where the failure to be so duly qualified or licensed and in good standing would not individually or in the aggregate have a Material Adverse Effect.  Part 2.1(f) of the Disclosure Schedule sets forth a list of all jurisdictions where each of the Subsidiaries is qualified to do business.

(g)           Part 2.1(g) of the Disclosure Schedule accurately sets forth (i) the names of the members of the board of directors or equivalent corporate body of each Subsidiary (each, a “Subsidiary Board”), (ii) the names of the members of each committee of each Subsidiary Board, and (iii) the names and titles of the officers of each Subsidiary.

(h)           Except for the Entities set forth in Part 2.1(e) or Part 2.1(h) of the Disclosure Schedule, (i) neither the Company nor any Subsidiary owns, beneficially or otherwise, any shares or other securities of, or any debt or other equity interest in, any Entity, (ii) neither the Company nor any Subsidiary (since each such Subsidiary became a Subsidiary of the Company) has owned, beneficially or otherwise, any shares or other securities of, or any debt or other equity interest in, any Entity, and (iii) to the Knowledge of the Company, no Subsidiary (prior to such Subsidiary becoming a Subsidiary of the Company) has owned, beneficially or otherwise, any shares or other securities of, or any debt or other equity interest in, any Entity.

2.2           Charter Documents; Records.  The Certificate of Incorporation and Bylaws of the Company and the charter and organizational documents of each of the Subsidiaries has been duly adopted by all necessary corporate action and procedures on the part of the Company and each Subsidiary, as applicable, and in accordance with all applicable Legal Requirements.  True, complete and correct copies of the Certificate of Incorporation and Bylaws of the Company, including all amendments thereto, currently in effect (the “Charter Documents”) and the charter and organizational documents of each of the Subsidiaries, including all amendments thereto, currently in effect, have been made available to Purchaser and are attached to this Agreement as Part 2.2 of the Disclosure Schedule. The Company has made available to Purchaser accurate and complete copies of (1) the capital stock records of the Company and each Subsidiary and (2) the minutes and other records of the meetings and other proceedings (including any actions taken by written consent or otherwise without a meeting) of the stockholders of the Company and each Subsidiary, the Company Board and all committees of the Company Board, each Subsidiary Board and the committees of each Subsidiary Board, in each case, since January 1, 2013.  There have been no formal meetings or other proceedings of the stockholders of the Company, any Subsidiary, the Company Board, any Subsidiary Board or any committee of the Company Board or Subsidiary Board since January 1, 2013 that are not reflected in such minutes or other records.  There has not been any violation of any of the provisions of the Charter Documents or any charter or organizational documents of any Subsidiary, nor has the Company or any Subsidiary taken any action that is prohibited by any resolution adopted by its stockholders, the Company Board, any Subsidiary Board or any committee thereof, as applicable. The books of account, minute books and other records of the Company and each Subsidiary are, and the capital stock ledger of the Company are, accurate, up-to-date and complete in all material respects, and have been maintained in accordance with applicable Legal Requirements.

2.3           Capitalization.

(a)           The authorized Company Capital Stock as of the date hereof is 100,000,000, of which:

(i)            40,000,000 shares of Preferred Stock, of which 40,000,000 shares have been designated Series A Preferred Stock, of which 37,184,556 shares are issued and outstanding.  All rights, privileges and preferences of the Preferred Stock are as stated in the Charter Documents, Stockholders Agreement and Registration Rights Agreement.  All of such outstanding shares of Preferred Stock have been duly authorized and validly issued, are fully paid and non-assessable, and were issued in compliance with (A) the Charter Documents of the Company, (B) all applicable federal and state securities Laws, and (C) any preemptive rights of any Person granted by the Company; and

(ii)           60,000,000 shares of Common Stock, of which 1,477,529 shares are issued and outstanding.  All of such outstanding shares of Common Stock have been duly authorized and validly issued, are fully paid and non-assessable, and were issued in compliance with (A) the Charter Documents of the Company, (B) all applicable federal and state securities Laws, and (C) any preemptive rights of any Person granted by the Company.

(b)           The Company has reserved 12,894,850 shares of Common Stock for issuance to officers, employees, directors and consultants of the Company pursuant to its Company Stock Option Plans duly adopted by the Company Board and approved by the Company’s stockholders, in accordance with all Legal Requirements.  Of such 12,894,850 reserved shares of Common Stock, 292,782 shares have been issued pursuant to restricted stock purchase or similar agreements, options to purchase 9,783,996 shares are currently outstanding (of which options to purchase 8,605,551 shares are vested as of the Closing after taking into account any acceleration of vesting as a result of the consummation of the Closing), 1,184,745 have been exercised and 1,633,327 shares remain available for issuance to officers, employees, directors and consultants pursuant to the Company Stock Option Plans.

(c)           Part 2.3(c) of the Disclosure Schedule sets forth a list of the authorized, issued and outstanding Company Capital Stock as of the date hereof, including the record holder of each and, with respect to each, the number and class of the underlying shares of the Company Capital Stock and the record holder of each Company Stock Option and Company Warrant all as reflected in the books and records of the Company.  There is no other Company Capital Stock authorized, issued, reserved for issuance or outstanding.  The Company has no obligation (contingent or otherwise) to purchase, redeem or otherwise acquire any Company Capital Stock or any interest therein or to pay any dividend or to make any other distribution in respect thereof.  Except for the Stockholders Agreement and the Registration Rights Agreement, the Company is not and to the Knowledge of the Company, no other Person is, a party to any voting trusts, proxies or other agreements, commitments or understandings of any character with respect to the holding, voting, transfer or disposition of any shares of Company Capital Stock or other securities of Company.

(d)           Part 2.3(d) of the Disclosure Schedule lists, with respect to each outstanding Company Stock Option: (i) the Company Stock Option Plan under which such Company Stock Option was issued, (ii) whether such Company Stock Option is currently intended to qualify as a nonqualified stock option or incentive stock option pursuant to the Code, (iii) the holder thereof, (iv) the grant or issuance date, (v) expiration date, (vi) the number of Common Stock issuable thereunder, (vii) the exercise price, (viii) whether the holder thereof is an employee, director or consultant of the Company or any of the Subsidiaries and (i) with respect to each Company Stock Option (including exercised Company Stock Options) granted to any person subject to Israeli taxation: (A) whether such Company Stock Option was granted pursuant to Section 3(i) of the Ordinance or Section 102 of the Ordinance (“Section 102”) and specifying the subsection of Section 102 pursuant to which such Company Stock Option was granted, (B) such person’s holding percentage in the Company (including on a fully diluted basis if it exceeds 5% of the outstanding share capital of the Company), (C) whether such person has relocated from or to Israel and (D) with respect to each Company 102 Option or Company 102 Share, the date on which the grant of such securities was approved by the Company Board.

(e)           Except for (i) conversion privileges of the Preferred Stock, (ii) outstanding Company Warrants and (iii) outstanding Company Stock Options issued pursuant to the Company Stock Option Plans, there are no outstanding or authorized subscriptions, options, calls, warrants, rights (including conversion or preemptive rights and rights of first refusal or similar rights), commitments, convertible securities, stock appreciation, phantom stock, profit participation or similar rights with respect to the share capital of, or other equity or voting interests in, the Company, any Subsidiary, or other agreements of any character directly or indirectly, orally or in writing, obligating the Company or any Subsidiary to issue any additional shares or any securities convertible into, or exchangeable for, or evidencing the right to subscribe for, any shares of the Company Capital Stock or the securities of any Subsidiary.

(f)           As of the date hereof, all of the issued and outstanding Company Capital Stock, on an actual basis and on an as-converted (or as-exercised) basis, taking into consideration any and all convertible or exchangeable securities and other interests in the Company, is owned of record by the Stockholders, Optionholders and Warrantholders as set forth in the Closing Spreadsheet.

(g)           The Closing Spreadsheet accurately sets forth as of the date hereof, the name of each Person that is the registered owner of any Shares and/or Company Warrants and/or Company Stock Options and the number and kind of such Shares so owned, or subject to Company Warrants so owned or subject to Company Stock Options so owned, by such Person.  The number of such Shares set forth as being so owned, or subject to Company Warrants so owned or subject to Company Stock Options so owned, by such Person constitutes, as of the date hereof, the entire record interest of such person in the issued and outstanding share capital, voting securities or other securities of the Company.  As of the date hereof, no other Person not disclosed in the Closing Spreadsheet, and as of the Closing, no other Person not disclosed in the Closing Spreadsheet, will have a right to acquire any Shares or Company Warrants or Company Stock Options from the Company.

2.4           Financial Statements.

(a)           The Company has delivered to Purchaser copies of the following financial statements of the Company and its Subsidiaries: (i) the audited consolidated financial statements of the Company and its Subsidiaries for each of the fiscal years ended on December 31, 2012, December 31, 2013 and December 31, 2014 and the related statements of income, statements of stockholders’ equity and statements of cash flows of the Company on a consolidated basis for the year then ended, together with the notes thereto, all as certified by PricewaterhouseCoopers LLP, independent public accountants (the “Company Auditor”) (collectively, the “Annual Financial Statements”), (ii) the unaudited consolidated  balance sheet (“Company Balance Sheet”) of the Company and its Subsidiaries as of June 30, 2015 (“Company Balance Sheet Date”) and the related unaudited consolidated statements of income, statements of stockholders’ equity and statements of cash flows of the Company and its Subsidiaries for the six month periods ended on June 30, 2014 and June 30, 2015, and (iii) the unaudited consolidated balance sheet of the Company and its Subsidiaries and the related unaudited statements of operations, statements of stockholders’ equity (only for nine month period ended on September 30, 2015) and statements of cash flows of the Company and its Subsidiaries for the seven, eight and nine month periods, respectively, ended July 31, 2015, August 31, 2015 and September 30, 2015 (the “Interim Financial Statements,” and together with the Company Annual Financial Statements, the “Financial Statements”).

(b)           Attached hereto as Exhibit I are true and correct copies of the Financial Statements, consistent in all material respects with the books and records of the Company and each Subsidiary.  The Financial Statements present fairly, in all material respects, the financial position of the Company as of the respective dates thereof and the results of operations, changes in stockholders’ equity and cash flows of the Company for the periods covered thereby, all on a consolidated basis.  The Financial Statements have been prepared in accordance with GAAP consistently applied throughout the periods covered, except as may be indicated in the notes to such financial statements, and subject in the case of unaudited financial statements to changes resulting from normal year-end adjustments and the absence of notes as required by GAAP.

(c)           The Company and its Subsidiaries have implemented and maintain a system of internal accounting controls which the Company reasonably believes is sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

(d)           A complete list of the Company’s and each Subsidiary’s borrowings and loan facilities as of the date hereof (other than intercompany indebtedness), is set forth in Part 2.4(d) of the Disclosure Schedule.  There are no Liabilities of the Company or any of its Subsidiaries, contingent or otherwise, relating to or affecting the Company or any of its assets or properties which would be required to be disclosed as a liability on a balance sheet prepared in accordance with GAAP, other than: (i) as set forth on or reserved against in the Financial Statements (including the notes thereto), (ii) Liabilities incurred since the Company Balance Sheet Date in the ordinary course of business consistent with past practice or Transaction Costs, and (iii) for obligations or Liabilities set forth in Part 2.4(d) of the Disclosure Schedule.

2.5           Absence of Changes.  Except as set forth in Part 2.5 of the Disclosure Schedule or as specifically disclosed in the Financial Statements (including the notes thereto), since the Company Balance Sheet Date:

(a)           there have been no changes, events, occurrences or developments of the Company or any Subsidiary which, individually or in the aggregate, have had or would reasonably be expected to have in the future a Material Adverse Effect;

(b)           neither the Company nor any Subsidiary has declared, accrued, set aside or paid any dividend or made any other distribution in respect of any capital stock, and has not repurchased, redeemed or otherwise reacquired any shares or other securities of the Company or any Subsidiary;

(c)           neither the Company nor any Subsidiary has sold, issued or authorized the issuance of (i) any capital stock or other security of the Company or any Subsidiary (other than issuances of Company Common Stock pursuant to exercise of outstanding Company Stock Options), (ii) any Company Warrant, Company Stock Option or other right to acquire any capital stock or any other security of the Company or any Subsidiary (other than grants of Company Stock Options) or (iii) any instrument convertible into or exchangeable for any capital stock or other security of the Company or any Subsidiary;

(d)           neither the Company nor any Subsidiary has amended or waived any of its rights under, or permitted the acceleration of vesting under (i) any provision of any agreement or grant letter awarding or evidencing any outstanding Company Warrant, Company Stock Option, or (ii) any share purchase agreement or restricted stock agreement;

(e)           there has been no amendment to the Company’s Certificate of Incorporation, or any charter or organizational documents of any Subsidiary and neither the Company nor any Subsidiary has effected or been a party to any recapitalization, reclassification of shares, split, reverse split or similar transaction;

(f)            neither the Company nor any Subsidiary has formed any subsidiary or acquired any equity or debt interest (other than trade receivables in the ordinary course of business consistent with past practices) in any other Entity;

(g)           other than expenditures included in the Company’s most recent budget as provided to Parent, the aggregate capital expenditures of the Company and the Subsidiaries, in the aggregate, have not exceeded $500,000;

(h)           except for insertion orders and purchase orders entered into in the ordinary course of business consistent with past practice or otherwise disclosed in Part 2.10(a) of the Disclosure Schedule, neither the Company nor any Subsidiary has amended or prematurely terminated, or waived any right or remedy under, any Material Agreement with a value per year in excess of $100,000;

(i)            except in the ordinary course of business consistent with past practice, neither the Company nor any Subsidiary has (i) acquired, leased or licensed any right or other asset from any other Person, (ii) sold or otherwise disposed of, or leased or licensed, any right or other asset to any other Person, or (iii) waived or relinquished any right, except, in each case, for rights or other assets acquired, leased, licensed or disposed of under $100,000;

(j)            neither the Company nor any Subsidiary has (i) written off as uncollectible, or established any extraordinary reserve with respect to, any Account Receivable or other Indebtedness in excess of $100,000 in the aggregate, or (ii) written off or written down any other of its assets or properties, or changed any reserves or liabilities associated therewith in excess of $100,000 in the aggregate;

(k)           other than intercompany indebtedness, neither the Company nor any Subsidiary has made any pledge of any of its assets or otherwise permitted any of its assets to become subject to any Encumbrance except for Permitted Liens;

(l)            neither the Company nor any Subsidiary has (i) lent money to any Person (other than pursuant to routine advances made to employees in the ordinary course of business consistent with past practice), or (ii) incurred or guaranteed any Indebtedness for borrowed money in excess of $100,000;

(m)          neither the Company nor any Subsidiary has (i) established or adopted any employee benefit plan, (ii) paid any bonus or made any profit-sharing or similar payment to any of its directors, officers or employees, (iii) other than in the ordinary course of business consistent with past practice, increased the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees, or (iv) hired any new sales persons for whom annual compensation exceeds $350,000 or any other employees for whom base salary, target bonus and target commission exceeds $200,000;

(n)           there has been no resignation or termination of employment of any officer or employee of the Company or any Subsidiary or any notice, whether written or, to the Knowledge of the Company, oral, received from any officer or employee of the Company or any Subsidiary for whom annual compensation exceeds $200,000 of his intention to terminate or terminating his employment or retention with the Company or any Subsidiary;

(o)           neither the Company nor any Subsidiary has changed any of its methods of accounting or accounting practices in any respect, including any change with respect to reserves (whether for bad debts, contingent liabilities or otherwise);

(p)           neither the Company nor any Subsidiary has (i) failed to file any Tax Return or pay any Tax timely when due, (ii) made or changed any election with respect to any Tax, (iii) adopted or changed any accounting method in respect of any Taxes, (iv) entered into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement or closing agreement, settlement or compromise of any claim or assessment in respect of any Taxes, or (v) consented to any extension or waiver of the limitation period applicable to any claim or assessment in respect of any Taxes with any Governmental Body or otherwise;

(q)           except in the ordinary course of business consistent with past practice, neither the Company nor any Subsidiary has failed to pay or otherwise satisfy any liabilities in excess of $50,000 in the aggregate when due;

(r)            neither the Company nor any Subsidiary has commenced or settled any Legal Proceeding; and no Legal Proceeding has been commenced or, to the Knowledge of the Company, threatened against the Company or any Subsidiary; and

(s)           neither the Company nor any Subsidiary has agreed or committed to take any of the actions referred to in clauses "(b)” through “(r)” above.

2.6           Title to Property and Assets.

(a)           The Company and each Subsidiary has good and valid title to all of their respective tangible properties, and interests in tangible properties and assets, real and personal, reflected on the Company Balance Sheet or acquired after the Company Balance Sheet Date (except such properties and assets, or interests in such properties and assets, sold or otherwise disposed of since the Company Balance Sheet Date in the ordinary course of business consistent with past practice), or, with respect to such leased properties and assets, valid leasehold interests in such properties and assets which afford the Company valid leasehold possession of the properties and assets that are the subject of such leases, in each case, free and clear of all Encumbrances, except for Permitted Liens. All tangible properties and assets owned or used by the Company and the Subsidiaries which are subject to a requirement of licensing, registration or insurance are in material compliance with such licenses, registration and/or insurance requirements.  The plant, property and equipment of the Company and each Subsidiary (excluding any leased real property) that are used in, and material to, the operations of their respective businesses are (i) in good operating condition and repair, subject to normal wear and tear (ii) not obsolete or in need of renewal or replacement, except for renewal or replacement in the ordinary course of business consistent with past practice and (iii) adequate for the uses to which they are being put and are adequate for the conduct of the Company’s and each Subsidiary’s business in the manner in which such business is currently being conducted. All tangible assets used in the operations of the Company or any Subsidiary are reflected on the Company Balance Sheet to the extent required under GAAP to be so reflected. The tangible assets owned or leased by the Company and its Subsidiaries are used only for the conduct of the business of the Company and its Subsidiaries, and are not used for any other purpose.  Part 2.6(a) of the Disclosure Schedule identifies as of the date hereof each parcel of real property leased by the Company or any Subsidiary (the “Company Facilities”).  The Company has heretofore provided to Purchaser’s counsel true, correct and complete copies of all leases, subleases and other agreements under which the Company and/or any Subsidiary uses or occupies or has the right to use or occupy, now or in the future, any real property or facility, including all modifications, amendments and supplements thereto, in each case, in effect as of the date hereof (the “Company Leases”).  Neither the Company nor any Subsidiary currently owns any real property.  The Company and its Subsidiaries do not owe brokerage commissions or finders’ fees with respect to any Company Leases and would not owe any such fees if any existing Company Leases were renewed.  Neither the Company nor any Subsidiary has, based on the condition as of the Closing, any material liability in connection with nor any material obligation under any Company Leases or applicable Legal Requirements to pay any amount to a third party (including, without limitation, any landlord of any of the Company Facilities) in connection with restoring to its original condition or otherwise repairing any damage to any Company Facilities, whether such liability or obligation arises upon termination of any Company Lease or applicable Legal Requirement, vacation of any Company Facility or otherwise.  To the Knowledge of the Company, the operation of the Company and its Subsidiaries on the Company Facilities does not violate any applicable building code, zoning requirement or statute relating to such Company Facilities or operations thereon, and any such non-violation is not dependent on so-called non-conforming use exceptions.

(b)           With respect to the Company Leases, (i) neither any existing fact or event, nor the execution and delivery or effectiveness of this Agreement or the performance of the Company’s obligations under this Agreement, or, to the Company’s Knowledge, any other reason, would reasonably be expected to (A) entitle or require the landlord or licensor under such Company Lease to forfeit or take possession of, or occupy such property, or (B) restrict or terminate the Company or such Subsidiary’s continued and uninterrupted possession or occupation of such property, (ii) the Company or such Subsidiary has paid all rent and fees currently due and payable under each Company Lease as of the date hereof, (iii) there is no existing material breach or non-observance of any covenant, condition or agreement contained in any Company Lease on the part of either the Company or any Subsidiary or, to the Company’s Knowledge, the relevant landlord or licensor, and (iv) where the Company or such Subsidiary is responsible for maintaining insurance of such property, the insurance policy conforms in all material respects with the requirements of the relevant Company Lease.

2.7           Bank Accounts; Receivables.

(a)           Part 2.7(a) of the Disclosure Schedule identifies (by institution, account number and account name) each account maintained by or for the benefit of the Company or any Subsidiary at any bank or other financial institution (each, a “Bank Account”), and sets forth the respective balance of each such Bank Account as of the close of business on the date prior to the date hereof.

(b)           Except as set forth in Part 2.7(b) of the Disclosure Schedule, neither the Company nor any Subsidiary has any Accounts Receivable.  Part 2.7(b) of the Disclosure Schedule provides an accurate and complete breakdown and aging of all Accounts Receivable, notes receivable and other receivables of the Company or any Subsidiary as of the date hereof.  All Accounts Receivable of the Company or any Subsidiary (including those accounts receivable that have not yet been collected) (i) are properly reflected on the books and records of the Company in accordance with GAAP, and (ii) represent valid obligations of customers of the Company and each Subsidiary arising from bona fide transactions entered into in the ordinary course of business consistent with past practice.  The Company’s reserve for contractual allowances and doubtful accounts as reflected in the Financial Statements is adequate and has been calculated in a manner consistent with past practice.

2.8           Export Control Laws.  The Company and each Subsidiary have conducted their export transactions in accordance with applicable provisions of United States and Israeli export control Laws and regulations, including the U.S. Export Administration Regulations (the “EAR,” 15 C.F.R. § 730 et seq.), the International Traffic in Arms Regulations (the “ITAR,” 22 C.F.R. § 120 et seq.), the U.S. economic sanctions administered by the Office of Foreign Assets Control (“OFAC,” 31 C.F.R. Part 500 et seq.), the Control of Products and Services Declaration (Engagement in Encryption) – 1974, as amended, the Control of Products and Services Order (Export of Warfare Equipment and Defense Information) – 1991, as amended, the Defense Export Control Order (Combat Equipment) - 2008, the Defense Export Control Law – 2007, as amended and Israeli Ministry of Economy List of Source Items and Dual Use Items.  Without limiting the foregoing:

(a)           the Company and each Subsidiary have obtained, and have remained in compliance in all material respects with, all export licenses and other approvals required for its exports of products, software and technologies from the United States;

(b)           there are no pending or, to the Knowledge of the Company, threatened, claims against the Company or any Subsidiary with respect to such export licenses or other approvals, nor any actions, conditions or circumstances pertaining to the Company’s or any Subsidiary’s export transactions that would reasonably be expected to give rise to any future claims;

(c)           the Company and each Subsidiary have not unlawfully exported, re-exported, or transferred any goods, services, technology, or technical data to, on behalf of, or for the benefit of any person or entity (i) located in Cuba, Iran, North Korea, Sudan, or Syria, or (ii) that was at the time designated as a Specially Designated National or Foreign Sanctions Evader by OFAC, or on the Denied Persons, Entity, or Unverified Lists of the Bureau of Industry and Security; and

(d)           the Company and each Subsidiary have not violated the anti-boycott prohibitions, or failed to comply with the reporting requirements, of the EAR (15 C.F.R. § 760) and the Tax Reform Act of 1976 (26 U.S.C. § 999).

2.9           Intellectual Property and Other Intangible Assets.

(a)           As used herein, the term:

(i)             “Company Intellectual Property” shall mean all Intellectual Property and Intellectual Property Rights owned by the Company or any Subsidiary.

(ii)            “Intellectual Property” shall mean (A) Intellectual Property Rights; and (B) Technology.

(iii)           “Intellectual Property Rights” shall mean any or all of the following and all rights in, arising out of, or associated therewith throughout the world (A) trademarks, service marks, trade dress, logos, corporate names, trade names and Internet domain names and other source indicators, whether registered or unregistered, and all goodwill associated therewith throughout the world; (B) all United States and foreign patents and utility models and applications therefor and all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part thereof and equivalent or similar rights in inventions and discoveries anywhere in the world, including invention disclosures; (C) copyrights, copyrightable works, whether registered or unregistered, and registrations and applications therefor, works of authorship and moral rights; (D) mask work rights, mask work registrations and applications therefor; (E) confidential and proprietary information, including trade secrets, discoveries, concepts, ideas, research and development, algorithms, know-how, formulae, inventions (whether or not patentable), processes, techniques, technical data, designs, drawings, specifications, databases; and (F) any similar, corresponding or equivalent rights to any of the foregoing anywhere in the world.

(iv)           “Personal Data” shall mean information from or about an individual person whose use,  aggregation, holding or management is restricted under any applicable Law, including, but not limited to, an individual person’s: (A) personally identifiable information (e.g., name, street address, telephone number, e-mail address, photograph, social security number, credit card information and/or account information, driver’s license number, passport number, or customer or account number, or any other piece of information that allows the identification of a natural person); and (B) Internet Protocol address or other persistent identifier.

(v)            “Technology” shall mean any and all tangible embodiments of the following: works of authorship, computer programs, source code and executable code, whether embodied in software, firmware or otherwise, assemblers, applets, compilers, user interfaces, application programming interfaces, protocols, architectures, documentation, annotations, comments, designs, files, records, schematics, test methodologies, test vectors, emulation and simulation tools and reports, hardware development tools, models, tooling, prototypes, breadboards and other devices, data, data structures, databases, data compilations and collections, inventions (whether or not patentable), invention disclosures, discoveries, improvements, technology, proprietary and confidential ideas and information, know-how and information maintained as trade secrets, tools, concepts, techniques, methods, processes, formulae, patterns, algorithms and specifications, customer lists and supplier lists and any and all tangible instantiations or embodiments of the foregoing or of any Intellectual Property Rights in any form and embodied in any media.

(b)           The Company and the Subsidiaries own all right, title and interest in and to, or has a valid and enforceable right to use, free and clear of all claims and Encumbrances, the Intellectual Property used in the conduct of the Company’s and each Subsidiary’s business as currently conducted.  The use of Company Intellectual Property in the Company’s and each Subsidiary’s business as currently conducted does not violate, infringe, interfere with or constitute a misappropriation of any Intellectual Property or other right, Lien or claim of any other Person, including without limitation, of its present or former employees or the former employers of all such Persons.  Neither the Company nor any of its Subsidiaries have received any written notice, and to the Knowledge of the Company no other Person claims, that any Persons owns or has been granted by the Company or any Subsidiary an exclusive license to any Company Intellectual Property.  Except for License-In Contracts, Immaterial License-In Contracts and non-exclusive “shrink wrap” or other form-based, generally, commercially available software, neither the Company nor any Subsidiary is obligated or under any liability whatsoever to make any payments by way of royalties, fees or similar payments to any owner or licensor of, or other claimant to, any Intellectual Property, with respect to the use thereof in connection with the conduct of the Company’s and each Subsidiary’s business. The Company Intellectual Property is valid and enforceable.

(c)           Any and all Intellectual Property which has been developed or is currently being developed by any Persons for the Company or any Subsidiary that is purported to be Company Intellectual Property: (i) has been developed in the course of their employment or engagement with the Company or a Subsidiary, such that pursuant to applicable Legal Requirements all Intellectual Property arising therefrom has become the exclusive property of the Company or a Subsidiary or (ii) has been validly assigned solely to the Company or a Subsidiary free of any claims and under signed written agreements providing that all such Intellectual Property are owned exclusively by the Company or any Subsidiary and all rights of paternity, integrity, disclosure and withdrawal and any other rights that may be known as or referred to as “moral rights,” “artist’s rights,” “droit moral,” or the like and the right to receive compensation in connection with “Service Inventions” under Section 134 of the Israeli Patent Law 1967 have been explicitly waived.  The Company and each Subsidiary have taken commercially reasonable steps to maintain the secrecy of the Company’s and each Subsidiary’s nonpublic information (where “nonpublic information” means information that is not generally known or readily ascertainable through proper means, whether tangible or intangible) from which the Company or any Subsidiary derives material independent economic value from the nonpublic information not being generally known.  The Company and each Subsidiary have taken commercially reasonable security measures to protect the secrecy and confidentiality of all the Company Intellectual Property, which measures are reasonable and customary in the industry in which it operates.  Each current and former Service Provider who, either alone or in concert with others, developed, invented, discovered, derived, programmed or designed the Company Intellectual Property, or who has material knowledge of or access to confidential information about the Company Intellectual Property, has entered into a valid and legally binding written proprietary information and assignment of inventions and non-disclosure agreement with the Company or any Subsidiary.  All amounts payable by the Company or any Subsidiary to all Persons involved in the research, development, conception or reduction to practice of any Company Intellectual Property who were engaged or employed by Company or any Subsidiary have been paid in full and no royalty, remuneration, compensation or other similar amounts remain outstanding or may become due and payable under any circumstance, including in connection with their contribution to the conception, reduction to practice, creation or development of any Company Intellectual Property, except for amounts paid or payable to employees or independent contractors in connection with employment or services rendered or to be rendered in the ordinary course and not in the nature of a royalty.  To the Knowledge of the Company, none of the present or former employees, officers or consultants of the Company or any Subsidiary are in violation of any confidentiality or invention assignment provisions in any agreements protecting the Company Intellectual Property, and the Company and each Subsidiary have used commercially reasonable efforts to prevent and detect any such violation.  Except as set forth on Part 2.9(c) of the Disclosure Schedule, since March 19, 2008 no Person, including current and former employees or consultants, has excluded Intellectual Property made or conceived prior to such Person’s employment with or work for the Company or Subsidiary from such Person’s assignment of inventions pursuant to such assignment of inventions agreements. To the Knowledge of the Company, no current or former employee, consultant or independent contractor of the Company or any Subsidiary who is or was involved in, or who has contributed to, the creation or development of any Company Intellectual Property, in whole or in part, has performed services for, or was an employee of, or was otherwise engaged by any third party during or prior to the time of such Person’s employment or engagement by the Company or any Subsidiary, in a manner that may provide the basis for any claim, interest, or right of such third party with respect to any Company Intellectual Property.

(d)           Neither the Company nor any Subsidiary has applied for or is subject to any arrangement for receipt or repayment of any grant, subsidy or financial assistance from any Governmental Body, including, without limitation, the Chief Scientist of the Israeli Ministry of Economy, the Investment Center of the Israeli Ministry of Economy established under the Israel Law for the Encouragement of Capital Investments-1959, the BIRD Foundation or any other grant programs for research and development, the European Union or the Fund for Encouragement of Marketing Activities of the Israeli Government.  No university, military, educational institution, research center, Governmental Body, entity owned or controlled by any Governmental Body or other organization (each, an “R&D Sponsor”) has sponsored or provided funding for research and development conducted in connection with the business of the Company or any Subsidiary, or, to the Knowledge of the Company, has any claim of right to, ownership of or other Encumbrance on any owned or exclusively licensed Company Intellectual Property.  Neither the Company nor any Subsidiary has participated in any standards-setting activities or joined any standards setting or similar organization that would adversely affect the proprietary nature of any Company Intellectual Property or restrict the ability of the Company or any Subsidiary to enforce, license or exclude others from using any Company Intellectual Property.  To the Knowledge of the Company, no Person (including any current and former employee, consultant or independent contractor of the Company or any Subsidiary) who is or was involved in, or who has contributed to, the creation or development of any of the owned Company Intellectual Property has performed services for, was an employee of, or was otherwise engaged (including as a graduate student) by any R&D Sponsor, during the time period in which such Person was engaged by the Company or any Subsidiary or during the period such Person would be deemed under applicable Legal Requirements to have contributed to the creation or development of Company Intellectual Property.  Neither the Company nor any Israeli Subsidiary has received any written notice from any Governmental Body, claiming any rights under Section 55, Chapter 6 or Chapter 8 of the Israeli Patent Law 1967.

(e)           Neither the Company, any Subsidiary nor, to the Knowledge of the Company, any of their respective directors, officers or employees, has received any written, or to the Knowledge of the Company, oral, claim, notice or other communication alleging, that the Company or any Subsidiary has violated or by conducting its business as currently conducted would violate, misappropriate, infringe, interfere with or constitute an appropriation of any Intellectual Property or other rights of any other Person.  Neither the Company, any Subsidiary nor, to the Knowledge of the Company, any of their respective directors, officers or employees, has received written, or to the Knowledge of the Company, oral, notice of any infringement or misappropriation of or conflict with asserted rights of others, with respect to any of the Company Intellectual Property or of any facts, or assertion of any facts which could render any of the Company Intellectual Property invalid or unenforceable.  Neither the Company nor any Subsidiary has Knowledge of any infringement or misappropriation of the Company Intellectual Property.

(f)           To the Knowledge of the Company, none of the Company’s or its Subsidiaries’ employees, officers or directors are obligated under any Contract, or subject to any judgment, decree or order of any court or administrative agency that would interfere with the use of such persons’ best efforts to promote the interests of the Company or any Subsidiary or that restrict such person from performing his duties for the Company or any Subsidiary and/or will render the Company Intellectual Property infringing or in violation of such Contract or that would conflict with the Company’s business as conducted.  It is not, and, to the Knowledge of the Company, will not in connection with the Company’s or any Subsidiary’s business as currently conducted, become necessary to utilize any inventions, and specifically, inventions covered by patents or patent applications, of any current or former Service Provider made prior to their service with the Company or any Subsidiary, other than those that have been assigned or licensed to the Company or any Subsidiary pursuant to valid and legally binding instruments of assignment or licensure, as applicable.

(g)           Part 2.9(g) of the Disclosure Schedule lists all Intellectual Property Rights as of the close of business on November 20, 2015 that are the subject of an application or registration filed or recorded with any public legal authority by or on behalf of the Company or any Subsidiary worldwide (“Registered Intellectual Property Rights”) and the jurisdictions in which it has been issued or registered or in which any application for such issuance and registration has been filed, or in which any other filing or recordation has been made; and all actions that are required to be taken by the Company or any Subsidiary on or before December 31, 2015 with respect to such Intellectual Property Rights with any public legal authority in order to avoid abandonment of such Intellectual Property Rights, and identifies all third parties that share ownership rights to the Registered Intellectual Property Rights with the Company or any Subsidiary, including without limitation joint owners and co-applicants.  Each item of Registered Intellectual Property Rights is subsisting (or in the case of applications, applied for), all registration, maintenance and renewal fees currently due in connection with such Registered Intellectual Property Rights have been paid and all documents, recordations and certificates in connection with such Registered Intellectual Property Rights currently required to be filed have been filed with the patent, copyright, trademark or other authorities in the United States and/or foreign jurisdictions in which the Registered Intellectual Property Rights are registered or applied for, as the case may be, for the purposes of  prosecuting, maintaining, and perfecting such Registered Intellectual Property Rights and recording the Company’s or any Subsidiary’s ownership interests therein.

(h)           Part 2.9(h)(1)(i) of the Disclosure Schedule lists, as of the close of business on November 20, 2015, all licenses, sublicenses, and other Contracts to which the Company or any Subsidiary is a party and pursuant to which any Person is authorized to use any Company Intellectual Property (“License-Out Contracts”), other than (i) non-exclusive end-user licenses to Company or Subsidiary products granted in the ordinary course of business consistent with past practice for an annual consideration of less than $25,000 or non-exclusive “shrink wrap” or other form-based generally, commercially available licenses; and (ii) standard terms governing third Person’s access to, and use of, the Company’s or any Subsidiary’s website (collectively hereinafter “Immaterial License-Out Contracts”).  Part 2.9(h)(1)(ii) of the Disclosure Schedule lists, as of the close of business on November 20, 2015, all licenses, sublicenses, and other Contracts to which the Company or any Subsidiary is a party and pursuant to which the Company or any Subsidiary is authorized to use Intellectual Property of any third party (“License-In Contracts”), other than (i) non-exclusive licenses to Intellectual Property Rights owned by a third Person granted to the Company or any Subsidiary in the ordinary course of business consistent with past practice for an annual consideration of less than $25,000; and (ii) standard end user contracts for “shrink wrap” or other form-based generally, commercially available licensed software; (collectively hereinafter “Immaterial License-In Contracts”). Each of the Contracts listed in Part 2.9(h)(1)(i) or (ii) of the Disclosure Schedule is in full force and effect and is a valid and binding obligation of Company and/or a Subsidiary and the Company has no Knowledge of the invalidity of or grounds for rescission, avoidance or repudiation of any of such Contracts and neither the Company nor any Subsidiary has received any written notice of any intention to terminate any such Contract. Neither the Company nor any Subsidiary is in material default or otherwise in material breach of any license, sublicense, or Contract listed in Part 2.9(h)(1)(i) or (ii) of the Disclosure Schedule.  Neither the Company nor any Subsidiary is obligated to transfer or license any Company Intellectual Property, nor is the Company or any Subsidiary, as of the Closing obligated to transfer or license any Intellectual Property Rights later obtained by the Company or any Subsidiary, to a third party.  Neither the Company nor any Subsidiary is obligated to transfer or license any Company Intellectual Property to a third Person, nor is the Company or any Subsidiary, as of the Closing obligated to transfer or license any Intellectual Property Rights later obtained by the Company or any Subsidiary, to a third Person, nor will the consummation of the transactions contemplated by the Transaction Documents violate or result in material breach, modification or termination of any Contract listed in Part 2.9(h)(1)(i) or (ii) of the Disclosure Schedule.  The Company Intellectual Property and other Intellectual Property and Intellectual Property Rights licensed to the Company or any Subsidiary constitutes all of the Intellectual Property necessary to enable the Company and each Subsidiary to conduct its business in the manner in which such business has been and is being conducted.  Neither the Company nor any Subsidiary has entered into any covenant not to compete or Contract limiting its ability to exploit fully any of its Intellectual Property or to transact business in any market or geographical area or with any Person.

(i)            Except as set forth in Part 2.9(i) of the Disclosure Schedule, neither the Company nor any Subsidiary has, as of the close of business on November 20, 2015, used Open Source Materials, incorporated Open Source Materials into, combined Open Source Materials with, or distributed Open Source Materials with any Company Intellectual Property or products sold or distributed by the Company or any Subsidiary.  “Open Source Materials” means software or other material that is distributed as “free software” or “open source software” or meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation), or any substantially similar license, including but not limited to any license under licensing terms approved by the Open Source Initiative (including but not limited to the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL) the Sun Industry Standards License (SISL) and the Apache License). Where Open Source Materials have been utilized, the Company and each Subsidiary is in compliance with all terms and conditions of all licenses for such Open Source Materials.  The Open Source Materials have not been utilized in any  manner that would  (A) require the disclosure or distribution of any software or Intellectual Property owned by the Company or any Subsidiary in source code form, (B) require the licensing of any Company Intellectual Property for the purpose of making derivative works, (C) impose any restriction on the consideration to be charged for the distribution of any Company Intellectual Property, (D) create obligations of the Company or any Subsidiary with respect to any Company Intellectual Property or grant to any third party, any rights or immunities under any Company Intellectual Property, or (E) impose any other material limitation, restriction or condition on the right of the Company or any Subsidiary to use or distribute any Company Intellectual Property. The Company has no escrow agreement or arrangement between the Company and any Person that would permit such Person or any other party to obtain a copy of Company’s source code and program documentation (or any portion thereof) upon any event, including the liquidation, dissolution or winding up of the Company or upon termination, breach or alleged breach of any Contract, or under any other circumstances.  Neither the Company nor any Subsidiary has disclosed, delivered or licensed to any Person any source code owned by the Company or any Subsidiary.  Neither the execution of the Transaction Documents nor any of the transactions contemplated by the Transaction Documents will result in a release from escrow or other delivery to a third party of any Company or Subsidiary source code.

(j)            In each case in which the Company or any Subsidiary has acquired any Intellectual Property from any Person, the Company or each such Subsidiary has, to the extent necessary to vest the Company’s or such Subsidiary rights in such Intellectual Property, obtained a valid and enforceable assignment sufficient to irrevocably transfer all rights in such Intellectual Property (including the right to seek past and future damages with respect to such Intellectual Property) to the Company and/or each Subsidiary, as applicable, and, to the maximum extent necessary to perfect such rights, and in accordance with, applicable Laws and regulations, the Company and each Subsidiary have recorded each such assignment with the relevant Governmental Body, including the U.S. Patent and Trademark Office, the U.S. Copyright Office, or their respective equivalents in any relevant foreign jurisdiction.

(k)           Privacy.  The Company and each Subsidiary have established privacy policies with respect to Personal Data, which are in conformance with reputable industry practice and applicable Legal Requirements. The Company and each Subsidiary comply in all material respects with their privacy policies, with any contractual obligations relating to privacy, data protection, and the collection and use of the Personal Data, and with all applicable Legal Requirements relating to the use, collection, storage, protection and security, disclosure and transfer of any Personal Data collected by the Company or any Subsidiary or by third parties having authorized access to the records of the Company or any Subsidiary.  The execution, delivery and performance of the Transaction Documents, will not violate in any material respect any applicable Legal Requirements relating to privacy of Personal Data or any Company or Subsidiary privacy policy.  Neither the Company nor any Subsidiary has received and is not aware of any complaint received in writing, or to the Knowledge of the Company, orally, regarding the Company’s or a Subsidiary’s collection, use or disclosure of Personal Data.

(l)            The Company and each Subsidiary have complied and do comply in all material respects with the CAN-SPAM Act and all other applicable legislation regulating the transmission of commercial email (“UCE Laws”) and has contractually obliged and does contractually oblige all companies that send advertising on its behalf to so comply.  No claims have been asserted against the Company or any Subsidiary alleging a violation of any UCE Laws and, to the Knowledge of the Company, no such claims would reasonably be expected to be asserted against Company or any Subsidiary and/or any third party advertisers acting on behalf of the Company or any Subsidiary. None of the Company Intellectual Property installs “spyware,” “adware” or other malicious code that could compromise the privacy or data security of end-users and/or their computer systems and/or collects information from an end user without their knowledge (collectively, “Spyware”).  No claims have been asserted against the Company or any Subsidiary alleging any use of Spyware by the Company, any Subsidiary or any third party marketing the business of the Company, any Subsidiary or the Company Intellectual Property.

(m)          There are no viruses, worms, Trojan horses or similar programs in any software included within the Company Intellectual Property, in each case, that would materially impair the performance of such software or otherwise compromise the integrity or security of any data used or accessible by such software.  The software included in the Company Intellectual Property operates and performs in a manner that permits the Company and each Subsidiary to operate the business and, to the Knowledge of the Company, no person has gained unauthorized access to such software and the Company and each Subsidiary have implemented reasonable backup and disaster recovery technology consistent with industry practices.

(n)           The Company and each Subsidiary have (i) commercially reasonable security measures in place designed to protect all Personal Data under its control and/or in its possession and to protect such Personal Data from unauthorized access by any parties; and (ii) maintained its and their hardware, software, encryption, systems, policies and procedures to protect the privacy, security and confidentiality of all Personal Data in accordance with all applicable Legal Requirements.

(o)           (i) Neither the Company nor any Subsidiary has suffered any breach in security that has permitted any unauthorized access to the Personal Data under its control or possession and (ii) the Company and each Subsidiary have required and do require all third parties to which they provide Personal Data and/or access thereto to maintain the privacy and security of such Personal Data, including by contractually obliging such third parties to protect such Personal Data from unauthorized access by and/or disclosure to any unauthorized third parties.

(p)           The consummation of the transactions contemplated by the Transaction Documents, for the avoidance of doubt, excluding the consummation of any transactions related to the financing of the Merger, will not cause (i) the creation of any Encumbrance on any Company Intellectual Property, (ii) Parent or any of its Affiliates (other than the Company) being bound by or subject to any non-compete or licensing obligation, covenant not to sue, or other material and express restriction on the operation or scope of its business, to which the Company or any Subsidiary is not bound or subject on the date hereof, or (iii) Parent or any of its Affiliates, or the Company, or any Subsidiary, being obligated to pay any royalties, honoraria, fees or other payments to any Person with respect to any Company Intellectual Property in excess of those payable by the Company or any Subsidiary on the date hereof.

2.10           Agreements.

(a)           All Material Agreements are listed in Part 2.10(a) of the Disclosure Schedule, with the exception of insertion orders with Key Agencies, where only a sample insertion order for each Key Agency is listed (the “Form of Key Insertion Orders”), and Key Publisher Purchase Orders, where only a sample Key Publisher Purchase Order for each PO-Key Publisher is listed.  “Material Agreement” means the following Contracts to which the Company or any Subsidiary is a party and pursuant to which the Company or any Subsidiary has continuing rights or obligations:

(i)            an Acquisition Transaction (other than clause (b) of the definition of Acquisition Transaction);

(ii)           the acquisition or disposition of any direct or indirect equity or other interest in, or substantially all of the assets of, any other Entity;

(iii)          any strategic alliance, joint venture, joint development, legal partnership or joint marketing arrangement between the Company or any Subsidiary and any other Person or any other Contract involving the sharing of profits, losses, costs or Liabilities with any Person;

(iv)          any Contract under which any third Person is authorized to distribute, sell, market or take orders for any Company or Subsidiary product;

(v)           (A) any Contract with the Key Vendors as of the close of business on November 20, 2015, (B) any insertion order with the Key Agencies in effect as of the close of business on November 20, 2015 and (C) any master services agreement or similar Contract for or with any of the Key Publishers as of the close of business on November 20, 2015 (the “Key Publisher MSAs”) and any Key Publisher Purchase Orders;

(vi)          (A) License-In Contracts, excluding Immaterial License-In Contracts and (B) License-Out Contracts excluding Immaterial License-Out Contracts;

(vii)         any Contract involving the grant of any right of first refusal, or right of first offer or comparable right by the Company or any of its Subsidiaries with respect to any Company Intellectual Property;

(viii)        any Contract involving the payment or receipt by the Company or any of its Subsidiaries of milestone payments;

(ix)          any trust indenture, mortgage, promissory note, loan agreement or other Contract for the borrowing of money, any currency exchange, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with GAAP; in each case, where Company or any of the Subsidiaries is a lender, borrower or guarantor other than agreements evidencing deposit liabilities, trade payables and contracts or agreements relating to borrowings entered into in the ordinary course of business consistent with past practice;

(x)           any Contract for capital expenditures by the Company or any Subsidiary in excess of $100,000 in the aggregate in fiscal 2015 to date;

(xi)          any Company Lease set forth on Part 2.10(a)(xi) of the Disclosure Schedule or any lease by the Company or any Subsidiary (whether real, personal or mixed, including any lease of any machinery, equipment, motor vehicles, office furniture, fixtures or other personal property) pursuant to which the annualized rent or lease payments for fiscal 2015 to date, as applicable, were more than $100,000;

(xii)          any employment, consulting, advisory or similar services agreement involving the payments by the Company or any Subsidiary of more than $200,000 in base salary, target bonus and target commission for fiscal 2015;

(xiii)        any Contract with any Stockholder, Warrantholder, Optionholder or Related Party of the Company or any of its Subsidiaries (excluding any employee agreements and option agreements);

(xiv)        any guarantee, support, indemnification, assumption or endorsement by the Company or any Subsidiary of, or any similar commitment by the Company or any Subsidiary with respect to, the obligations, liabilities (whether accrued, absolute, contingent or otherwise) or Indebtedness of any other Person, including that of the Company or any Subsidiary, in each case, excluding Contracts entered into in the ordinary course of business consistent with past practice;

(xv)         any contracts with independent contractors or consultants that cannot be cancelled by Company or any of the Subsidiaries without penalty or further payment and without more than ninety (90) days’ notice;

(xvi)        Contracts that restrict or limit the competitive freedom of the Company or any of its Subsidiaries to engage in any line of business or to compete with any other Person or in any geographic area or hiring or soliciting potential employees or consultants or during any period of time;

(xvii)       any Contract that contains any (A) exclusive dealing obligation, including any Contract to which the Company or any of its Subsidiaries has agreed to acquire or license any product or service on an exclusive basis from a third party or has granted exclusive rights to a third party; (B) “clawback” or similar undertaking requiring the reimbursement or refund of any fees, (C) “most favored nation” or similar provision granted by Company or any of the Subsidiaries or (D) provision that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of Company or any of the Subsidiaries to own, operate, sell, transfer, pledge or otherwise dispose of any assets or business; or

(xviii)      all other Contracts and arrangements, the type or category of which is not otherwise covered by this Section 0, that contemplate an exchange of consideration with an aggregate value greater than $250,000 per year.

(b)           Each Material Agreement is in full force and effect, and is enforceable by the Company or any Subsidiary in accordance with its terms, subject to (i) Laws of general application relating to bankruptcy, insolvency, reorganization, moratorium and the relief of debtors, and (ii) rules of Law governing specific performance, injunctive relief and other equitable remedies.  The Company has no Knowledge of the invalidity of or grounds for rescission, avoidance or repudiation of any of the Material Agreements and neither the Company nor any Subsidiary has received any notice of any intention to terminate any such agreement.

(c)           The Company has made available to Purchaser accurate and complete copies of all written Material Agreements identified in Part 2.10(a) of the Disclosure Schedule, including all amendments thereto.

(d)           Neither the Company nor any Subsidiary has violated or breached, or committed any default under, any Material Agreement, and, to the Company’s Knowledge, no other Person has violated or breached, or committed any default under, any Material Agreement.  To the Company’s Knowledge, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or would reasonably be expected to, (i) result in a violation or breach of any of the provisions of any Material Agreement, (ii) give any Person the right to declare a default or exercise any remedy under any Material Agreement, (iii) give any Person the right to accelerate the maturity or performance of any Material Agreement, or (iv) give any Person the right to cancel, terminate or modify any Material Agreement.  Neither the Company nor any Subsidiary has received any written or, to the Knowledge of the Company, oral, notice regarding any actual or possible violation or breach of, or default under, any Material Agreement and, to the Knowledge of the Company, no party to any of the Material Agreements has made a claim to the effect that the Company or any Subsidiary has failed to perform an obligation thereunder.  Neither the Company nor any Subsidiary has waived any of its rights under any Material Agreement that is material to the Company or any Subsidiary.

(e)           No Person is renegotiating any amount paid or payable to the Company or any Subsidiary under any Material Agreement or any other material term or provision of any Material Agreement other than in the ordinary course of business consistent with past practice.

2.11         Guarantees and Agents.  Except as disclosed in the Financial Statements (including the notes thereto):

(a)           Neither the Company nor any Subsidiary has given any guarantee, indemnity or security for, or otherwise agreed to become directly or contingently liable for, any obligation of any other Person other than another of the Company or any Subsidiary, except in its ordinary course of business consistent with past practice, and to the Knowledge of the Company, no individual or entity has given any guaranty of or security for any of the Company’s or any Subsidiary’s obligations.

(b)           There are in force no powers of attorney given by the Company or any Subsidiary with respect to any asset or business of the Company or any Subsidiary, and no individual or entity, as agent, representative, distributor or otherwise, is entitled or authorized to bind or commit the Company or any Subsidiary to any obligation not in the ordinary course of the Company’s or any Subsidiary’s business.

(c)           Except as provided in the Financial Statements or otherwise incurred in the ordinary course of business consistent with past practice, neither the Company nor any Subsidiary is a party to any credit sale or conditional sale agreement or any contract providing for payment on deferred terms in respect of assets purchased by the Company or any Subsidiary.

2.12         Compliance with Legal Requirements.

(a)           The Company and each Subsidiary have operated their business and affairs in accordance with all applicable Legal Requirements in all material respects and in accordance with its corporate documents and there is no material violation or material default with respect to any statute, regulation, order, decree, or judgment of any court or any Governmental Body.  Each of the Company and each Subsidiary has been granted and there are now in force all material approvals, material consents and material licenses necessary for the carrying on of its business in the places and in the manner in which it is now carried on, and, to the Knowledge of the Company, there are no circumstances which evidence or indicate that any such approvals, consents or licenses, to the extent material to the Company’s or the Subsidiary’s business or assets, would reasonably be expected to be suspended, canceled, revoked or not renewed.

(b)           All material reports, certifications, declarations, or other technical documentation,  applications, claims and notices required to be filed, maintained, or furnished to any Governmental Body by the Company or any of its Subsidiaries have been so filed, maintained or furnished.  All applications, notifications, certifications, declarations, submissions, information, claims, reports, statistics, technical documentation, and other data and conclusions derived therefrom, utilized as the basis for or submitted in connection with any and all requests for a Governmental Authorization relating to the Company’s or any Subsidiary’s business or its products, when submitted to the relevant Governmental Body were true, complete and correct in all material respects to the Company’s or any Subsidiary’s Knowledge as of the date of submission and any necessary or required material updates, changes, corrections or modifications to such applications, submissions, information and data have been submitted to the relevant Governmental Body. The Israeli Subsidiary has made and filed all material particulars, resolutions and documents required by the Israeli Companies Law – 1999, as amended and the regulations promulgated thereunder or any other applicable Legal Requirement required to be filed with the Israeli Registrar of Companies or any other Israeli Governmental Body, except where failure to make such filings would not be material to the Company.

2.13         Governmental Authorizations and Consents.  Part 2.13 of the Disclosure Schedule identifies each Governmental Authorization held by the Company or any Subsidiary, accurate and complete copies of which have been made available by the Company to Purchaser.  The Governmental Authorizations identified in Part 2.13 of the Disclosure Schedule are valid and in full force and effect, and collectively constitute, and each of the Company and each Subsidiary currently has, all Governmental Authorizations required to enable the Company and each Subsidiary to own, lease and operate its properties or to carry on their business as it is now being conducted.  Except as would not unreasonably be expected to result in a material liability, neither the Company, its Subsidiaries nor, to the Knowledge of the Company, any person acting on their behalf, is or has since January 1, 2013 been in breach or violation of any Governmental Authorizations of the Company or any of its Subsidiaries to operate its business or by which any property or asset of the Company or any of its Subsidiaries is bound.  No suspension or cancellation of any Governmental Authorization of the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened.  Neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Body alleging: (i) any actual or possible violation of or failure to comply with any term or requirement of any such Governmental Authorization, or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or material adverse modification of any such Governmental Authorization.  No Governmental Body is challenging or has challenged, and to the Knowledge of the Company, no Governmental Body has threatened to challenge, the right of the Company or any of its Subsidiaries to own, lease or operate its properties or to carry on its business.

2.14           Tax Matters.

(a)           Each of the Company and each Subsidiary has promptly paid, or fully provided for in the Financial Statements or such Subsidiary’s sole company accounts in accordance with GAAP, all Taxes for which it is liable.  Neither the Company nor any Subsidiary is a party to any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement or Tax closing agreement (excluding, for this purpose, commercial contracts entered into in the ordinary course of business consistent with past practice, the principal purpose of which is not related to Taxes).

(b)           All income and other material Tax Returns required to have been filed by or with respect to the Company and each Subsidiary have been duly filed (including any extensions), and each such Tax Return correctly and completely reflects in all material respects Tax liability and all other information required to be reported thereon.  All such Tax Returns are true, complete and correct in all material respects through the date thereof (provided, however, that notwithstanding anything to the contrary in this Agreement, the Company makes no representations or warranties regarding the amount, value or condition of any Tax assets or attributes of the Company or its Subsidiaries).  True, complete and correct copies of the Tax Returns filed by the Company and each Subsidiary with the applicable Governmental Bodies in respect of 2012, 2013 and 2014 have been provided to Purchaser.  The Company and each Subsidiary have at all times and within the requisite time limits promptly, fully and accurately observed, performed and complied with all obligations or conditions imposed on it under any Legal Requirement relating to Taxes.  Neither the Company nor any Subsidiary has settled or compromised any claim or assessment in respect of any Taxes, or requested or consented to any extension or waiver of the limitation period applicable to any claim or assessment in respect of any Taxes with any Governmental Body or otherwise.

(c)           There are no audits, disputes, examinations, letter rulings or other similar proceedings regarding any material Taxes or Tax Returns of the Company or any Subsidiary currently in progress or threatened in writing.

(d)           The Company’s and its Subsidiaries’ assets in Israel do not constitute a majority of the value of the assets of the Company and the Subsidiaries on a consolidated basis. The Company is not considered a resident of the State of Israel under the Ordinance.

(e)           There are no Encumbrances on the assets of the Company or any Subsidiary relating to or attributable to Taxes other than Liens for Taxes not yet due and payable or Taxes being contested in good faith through appropriate proceedings and with adequate reserves under GAAP and as disclosed in Part 2.14(e) of the Disclosure Schedule.

(f)           Neither the Company nor any Subsidiary is, nor has it been, a United States real property holding corporation (as defined in Section 897(c)(2) of the Code (as defined in Section 2.15(a) below)) during the applicable period specified in Section 897(c)(1)(A) of the Code.  Neither the Company nor any Subsidiary owns any real property, and the Merger shall not give rise to any real estate transfer or excise taxes, including without limitation any State of Delaware or New York real estate excise tax or any Tax in any of the jurisdictions where the Company or any Subsidiary is incorporated or operate.

(g)           Neither the Company nor any Subsidiary has received a Tax ruling from any Governmental Body or entered into any closing agreement in respect of Tax with a Governmental Body with respect to any Tax year.

(h)           Each of the Company and each Subsidiary has complied in all material respects with all applicable Legal Requirements, rules and regulations relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441 and 1442 of the Code or similar provisions under any non-U.S. Laws) and have, within the time and the manner prescribed by Law, withheld and paid over to the proper Governmental Body all amounts required to be so withheld and paid over under applicable Legal Requirements.

(i)            Neither the Company nor any Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any of the following that occurred or exists on or prior to the Closing Date: (i) an installment sale or other open transaction or (ii) any adjustment under Section 481(a) or 263A of the Code or any comparable provision under any Legal Requirement relating to Taxes by reason of a change in the accounting method of the Company or any Subsidiary or otherwise.

(j)            All Tax deficiencies that have been claimed, proposed, assessed or asserted against the Company or any Subsidiary have been fully paid or finally settled, and no issue has been raised in any examination by any Governmental Body that could reasonably be expected to result in the proposal or assertion of a Tax deficiency for another year not so examined.

(k)           All transactions that could reasonably be expected to give rise to an understatement of the U.S. federal income tax liability of the Company or any Subsidiary within the meaning of Section 6662(d) of the Code are adequately disclosed on Tax Returns in accordance with Section 6662(d)(2)(B) of the Code if there is or was no substantial authority for the treatment giving rise to such understatement.

(l)            Neither the Company nor any Subsidiary has any liability with respect to Taxes relating to the operation of the Company or any Subsidiary prior to December 31, 2013 in excess of the amounts accrued in accordance with GAAP with respect thereto as reflected in the Annual Financial Statements, and since the date of the Annual Financial Statements, neither the Company nor any Subsidiary has incurred any liability for Taxes, except with respect to operations in the ordinary course of business consistent with past practice after such date.

(m)          Neither the Company nor any Subsidiary has been a member of any affiliated group within the meaning of Section 1504(a) of the Code, or any similar affiliated or consolidated group for Tax purposes under state, local or non-U.S. Legal Requirements (other than a group the common parent of which is the Company), or has any liability for Taxes of any Person (other than the Company or any Subsidiary) under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or non-U.S. Legal Requirements as a transferee or successor, by contract or otherwise.

(n)           During the five (5) year period ending on the date of this Agreement, neither the Company nor any Subsidiary has been either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355 of the Code.

(o)           The Company and each Subsidiary have at all times has been a resident for Tax purposes of their respective countries of incorporation. All records which the Company or any Subsidiary is required under applicable Legal Requirements to keep for Tax purposes (including without limitation all documents and records likely to be needed to defend any challenge by any Governmental Body to the transfer pricing of any transactions between the Company or any Subsidiary) have been duly kept (in accordance with all applicable statutory requirements).

(p)           All related party transactions involving the Company or any Subsidiary are at arm's length in compliance with Section 482 of the Code and the Treasury Regulations promulgated thereunder and any similar provision of non-U.S., state and local Law. The Company and each Subsidiary have maintained in all respects all necessary documentation in connection with such related party transactions in accordance with Sections 482 and 6662 of the Code and the Treasury Regulations promulgated thereunder and any similar provision of non-U.S., state and local Law.

(q)           The consummation of the transactions contemplated by the Transaction Documents will not, either alone or in combination with another event, result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulation Section 280G(c)) pursuant to any Company Employee Plan that would reasonably be construed, individually or in combination with any other such payment, to constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).  No Service Provider is entitled to receive any gross-up or additional payment by reason of the tax required by Section 409A or 4999 of the Code being imposed on such person.

(r)            Neither the Company nor any of its Subsidiaries (i) is a party to any “reportable transaction” within the meaning of Section 1.6011-4 of the Treasury Regulations, or Section 131(g) and Section 243 of the Ordinance and the respective regulations, (ii) has taken any position on a federal income Return that could reasonably be expected to give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code without disclosing such position as provided in the applicable Treasury Regulations, and (iii) has been a party to any transaction or arrangement that could reasonably be expected to cause an extension of any statute of limitations related to Taxes, including an extension because the transaction or arrangement was required to be, but was not, reported to any Tax Authority.

(s)           Part 2.14(s) of the Disclosure Schedule contains a list of all jurisdictions (whether foreign or domestic) (i) in which the Company or any of its Subsidiaries files any income or other material Returns; or (ii) in which the Company or any of its Subsidiaries has entered into any written agreement or arrangement with any Tax Authority, including, but not limited to, a closing agreement pursuant to Section 7121 of the Code (or any corresponding or similar provision of applicable state, local or foreign Tax Law), with regard to the Tax liability of the Company or any of its Subsidiaries affecting any Pre-Closing Tax Period for which the applicable statute of limitations, after giving effect to extensions or waivers, has not expired.  No claim has been received in writing from any Tax Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Returns that the Company or any of its Subsidiaries is or may be subject to Taxes imposed by that jurisdiction.

(t)            Neither the Company nor any of its Subsidiaries has granted a power of attorney to any Person that is currently in force with respect to any Tax matter of the Company or its Subsidiaries.

(u)           The Company and each Subsidiary are registered for sales tax and/or VAT purposes, as applicable, and Part 2.14(u) of the Disclosure Schedule contains full details of such registration, including any group registration details.  Neither the Company nor any of its Subsidiaries is, nor has any been, a member of any other group of companies for VAT purposes other than the group disclosed on Part 2.14(u) of the Disclosure Schedule, and no company other than the Company or any of its Subsidiaries has been a member of such group.

(v)           The Company and each of its Subsidiaries has complied in all material respects with all statutory provisions relating to VAT or other applicable sales Taxes, including requirements with respect to record keeping and the making of returns, and has properly accounted to the relevant Tax Authority for any such VAT or sales Taxes and, without derogating from the generality of the foregoing, (i) no repayments of VAT have been claimed by the Company or any of its Subsidiaries in the twelve (12) months prior to the Closing from the Tax authorities of Israel except in accordance with applicable Law and (ii) the Company and each Subsidiary have collected all amounts on account of any VAT required by applicable Law to be collected by them, and has remitted to the appropriate Tax Authority any such amounts required by applicable Law within the time prescribed by such requirements.  Each of the Company and its Subsidiaries are only registered for VAT purposes in the jurisdiction in which it is incorporated.  No Subsidiary has made an election pursuant to paragraph 2 of Schedule 10 to Value Added Tax Act 1994.

(w)          Any related party transactions subject to Section 85A of the Ordinance conducted by the Israeli Subsidiary have been on an arms-length basis in accordance with Section 85A of the Ordinance and the regulations promulgated thereunder.

(x)           Neither the Israeli Subsidiary nor, to the Company’s Knowledge, any of the holders of the securities (with respect to the securities held by them) is subject to restrictions or limitations pursuant to Part E2 of the Ordinance or pursuant to any Tax ruling made in connection with the provisions of Part E2 of the Ordinance.

(y)           The Israeli Subsidiary has not made any application for or received, on its behalf or on behalf on any of its stockholders or employees, and is not otherwise subject to, any “taxation decision” (hachlatat misui) or Tax ruling from the ITA, whether or not in connection with the transactions contemplated by this Agreement.

(z)           Neither the Company nor its Subsidiaries have made or applied for any Tax exemptions, Tax holidays or other Tax reduction agreements or arrangements (including grants or claims of “approved enterprise,” “benefitted enterprise” or “preferred enterprise” status). Part 2.14(z) of the Disclosure Schedule lists each Tax incentive granted to the Company or any of its Subsidiaries under the Laws of the State of Israel and the period for which such Tax incentive applies.  The Company and each of its Subsidiaries have complied with all material requirements of Israeli Law to be entitled to claim all such incentives.  Subject to the receipt of the approvals set forth on Part 2.14(z) of the Disclosure Schedule and compliance by the Company and each of its Subsidiaries with the applicable requirements and conditions, the consummation of the transactions contemplated by this Agreement will not adversely affect the remaining duration or the extent of any incentive or require any recapture of any previously claimed incentive, and no consent, approval, clearance of, or filing with, any Governmental Body or Tax Authority is required, prior to the consummation of such transactions in order to preserve the entitlement to any such incentive.

(aa)         All claims for any relief claimed by a Subsidiary under Part 13 of the Corporation Tax Act 2009 (“CTA”), whether by way of additional deduction in calculating its profits subject to corporation tax or an amount payable by way of R&D tax credit were valid when made and reasonable details of all such claims are set forth in Part 2.14(aa) of the Disclosure Schedule and the Subsidiary qualified as an SME pursuant to Recommendation 2003/361/EC as qualified by Section 1120 of the CTA.

(bb)        No Subsidiary has entered into, or agreed to enter into, an election pursuant to Sections 171A or 179A of TCGA, paragraph 16 of schedule 26 to the Finance Act 2008 or Section 792 of the CTA.

(cc)         Neither the execution of this Agreement, the Merger, nor any other event since June 30, 2015, will result in any chargeable asset being deemed to have been disposed of and reacquired by any Subsidiary for Tax purposes under Section 179 of the TCGA, Sections 780 or 785 of the CTA, Sections 345 and 346 of the CTA, Sections 630 to 632 of the CTA, or as a result of any other event since June 30, 2015.

(dd)        All documents in the possession of a Subsidiary or whose production a Subsidiary is entitled to and which attract stamp duty have been duly stamped.

(ee)         All stamp duty land tax payable to the relevant Tax Authority in the United Kingdom by a Subsidiary has been paid in full on the due date and no Subsidiary has applied to defer payment of stamp duty land tax nor made a claim for relief from stamp duty land tax under schedule 7 Finance Act 2003 or Section 57A Finance Act 2003.

(ff)          The representations set forth in this Section 2.14, together with certain representations and warranties set forth in Section 2.15 below (to the extent relating to Taxes) shall constitute the Company’s only representations and warranties in respect of Taxes.

2.15         Employees.

(a)           The following definitions will apply to this Section 2.15:

(i)            “Code” shall mean the United States Internal Revenue Code of 1986, as amended;

(A)          “Company Employee Plan” shall mean any employment agreement, consulting agreement, plan, program, policy, practice, contract, agreement or other arrangement providing for compensation, severance, termination pay, deferred compensation, performance awards, change of control payments, stock or stock-related awards, pension, life assurance, medical benefit, fringe benefits or other employee benefits or remuneration of any kind, whether funded or unfunded, including without limitation, each “employee benefit plan,” within the meaning of Section 3(3) of ERISA which is maintained, contributed to, or required to be contributed to, by the Company or any Subsidiary for the benefit of any Employee, or with respect to which the Company or any Subsidiary has or may have any liability or obligation;

(ii)           “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended;

(iii)          “ERISA Affiliate” shall mean any other person or entity under common control with the Company or any Subsidiary within the meaning of Section 414(b), (c), (m) or (o) of the Code and the regulations issued thereunder;

(iv)          “Multiemployer Plan” shall mean any “Pension Plan” which is a “multiemployer plan,” as defined in Section 3(37) of ERISA;

(v)           “Pension Plan” shall mean an “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA;

(b)           Part 2.15(b) of the Disclosure Schedule contains an accurate and complete list of each Company Employee Plan.  Neither the Company, any Subsidiary, nor any ERISA Affiliate contributes to or has any contingent obligations to any Multiemployer Plan.  Neither the Company, any Subsidiary nor any ERISA Affiliate has incurred any liability (including secondary liability) to any Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan under Section 4201 of ERISA or as a result of a sale of assets described in Section 4204 of ERISA.

(c)           Neither the Company, any Subsidiary nor any ERISA Affiliate has ever maintained, established, sponsored, participated in, or contributed to or had any obligation to contribute to a plan or arrangement that is or had any obligation to contribute to a plan or arrangement that is: (i) any Pension Plan which is subject to Title IV of ERISA or Section 412 of the Code, (ii) a multiemployer plan within the meaning of Section 3(37) of ERISA; (iii) a “multiple employer plan” (within the meaning of ERISA or the Code); (iv) maintained in connection with any trust described in Section 501(c)(9) of the Code or (v) any other pension plan, including any German occupational scheme except for employee-financed contributions to pension funds.  Each Company Employee Plan that is a life assurance, health or welfare benefit plan is fully insured.  No Company Employee Plan provides post-termination health or welfare benefits other than as required by Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code (“COBRA”) or similar state Law.

(d)           Each Company Employee Plan has been established, maintained and administered, in both form and operation, in all material respects, with its terms, ERISA and the Code and with the requirements prescribed by Legal Requirements that are applicable to such Company Employee Plan, and no condition exists or event has occurred with respect to any such Company Employee Plan which would result in the incurrence by the Company or any Subsidiary of any material liability, fine or penalty.  No Company Employee Plan is being audited or investigated by any government agency or is subject to any pending or, to the Knowledge of the Company, threatened claim or suit.  Neither the Company, any Subsidiary nor, to the Knowledge of the Company, any fiduciary of any Company Employee Plan has engaged in a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code that would reasonably be expected to result in material liability to the Company or any Subsidiary.  Except as required by Legal Requirement, or as disclosed in Part 2.15(d) of the Disclosure Schedule, no condition exists that would prevent the Surviving Corporation, its Subsidiaries, Purchaser or Parent from terminating or amending any Company Employee Plan at any time for any reason without liability to the Surviving Corporation or its Subsidiaries (other than ordinary administration expenses or routine claims for benefits). There are no circumstances which would permit a financial support direction or contribution notice (as defined in sections 38 and 43 of the UK Pensions Act 2004) to be made against the Company or any Subsidiary.

(e)           Part 2.15(e) of the Disclosure Schedule sets forth a complete and accurate list of all officers, employees (“Employees”) and paid consultants of the Company and each Subsidiary (together with officers and Employees, “Service Providers”), including names, positions and dates of employment or retention, and correctly reflects their annual base salaries, pension contributions or any other compensation payable to them (including compensation payable pursuant to bonus, overtime, vacation, deferred compensation, change of control payments, annual target bonus opportunity or commission arrangements), all of such amounts are pursuant to the Company Employee Plans or applicable Legal Requirements and such amounts have been paid in full to date or have been accrued for on the Closing Balance Sheet.

(f)           With respect to each Company Employee Plan, the Company has provided or made available to Purchaser, to the extent applicable, correct and complete fully executed copies of (i) the plan document (and all amendments thereto) or a written description of the terms of any unwritten Company Employee Plan; (ii) the most recent Internal Revenue Service determination or opinion letter; (iii) the most recently filed Form 5500 annual report and all attachments and schedules thereto; (iv) any trust agreement; (v) any material communications with the Internal Revenue Service, Department of Labor or other Governmental Body and (vi) the most recent summary plan description (and all summaries of material modification thereto).

(g)           Neither the Company nor any Subsidiary has made any written, or to the Knowledge of the Company, oral, promises or commitments to, or otherwise taken any action that would have the effect of, creating any new Company Employee Plan, or materially increasing the benefits under or materially changing any Company Employee Plan, other than as required by applicable Legal Requirements.  No past employee of the Company or any Subsidiary has a right to return to work or to be reinstated or re-engaged. No Employee of the Company or any Subsidiary has been dismissed or has given or received notice terminating employment in the six (6) month period ending on the date hereof.

(h)           Neither the Company nor any Subsidiary has any material liability with respect to any misclassification of any Person as an independent contractor or consultant rather than an employee.

(i)            All payments required to be made to or with respect to any Company Employee Plan, including, without limitation, employee contributions and insurance premiums, have been timely made and will be timely made as of the Closing Date, and, to the extent not yet due, have been accrued in accordance with GAAP.  All benefits under Company Employee Plans are properly accrued in accordance with GAAP on the financial statements of the Company and all Subsidiaries.

(j)            Each Company Employee Plan intended to qualify under Section 401(a) of the Code, and the trust maintained pursuant thereto is the subject of a favorable determination, opinion or advisory letter from the Internal Revenue Service.  To the Knowledge of the Company, no act or omission has occurred with respect to any such Company Employee Plan that would reasonably be expected to cause the loss of such qualification or exemption, materially increase the cost of any such Company Employee Plan, or result in the imposition on the Company, any Subsidiary or any ERISA Affiliate of any material liability, Lien, penalty, or Tax under ERISA, the Code, or other applicable Law.

(k)           Neither the Company, any Subsidiary nor, to the Knowledge of the Company, the Service Providers are in material violation of any term of any employment, consulting, independent contractor, non-disclosure, non-competition, inventions assignment or any other Contract relating to the relationship of such Service Provider with the Company or any Subsidiary and there is no outstanding claim by any Service Provider that the Company or any Subsidiary is in any such material violation. Neither the execution, delivery or performance of this Agreement, nor the consummation of the Merger, will result in any payment or other benefit (including any bonus, golden parachute or severance payment) to any current or former Service Provider (whether or not under any benefit plan), or increase the benefits payable under any Company Employee Plan, or result in any acceleration of the time of payment or vesting of any such benefits.

(l)            Neither the Company nor any Subsidiary is bound by or subject to (and none of its assets or properties is bound by or subject to) any written or oral, express or implied, contract, commitment or arrangement with any labor union, and no labor union has requested or has sought to represent any of the employees of the Company or any Subsidiary; and no works council was elected by German employees with respect to any Subsidiary and no collective agreements with works councils (“works agreements” – Betriebsvereinbarungen) apply.  There is no strike or other labor dispute involving the Company or any Subsidiary pending, or to the Knowledge of the Company threatened, nor is the Company or any Subsidiary aware of any labor organization activity involving its Employees.  Except as set forth in Part 2.15(b) of the Disclosure Schedule, the employment of each officer and Employee of the Company or any Subsidiary is terminable at the will of the Company or Subsidiary, as applicable, upon not more than thirty (30) days’ prior notice.

(m)          The Company has complied in all material respects with all applicable state, federal and other equal employment opportunity Laws, immigration Laws and with all other Legal Requirements related to employment of employees, employment practices, and the retention of other service providers.  To the Company’s Knowledge, no Employee of the Company or Subsidiary is in material violation of any term of any employment contract, proprietary information agreement or other agreement relating to the right of any such individual to be employed by the Company or any Subsidiary, and to the Company’s Knowledge, the continued employment by the Company or Subsidiary, as applicable, of its present Employees will not result in such violation.  Neither the Company nor any Subsidiary has received any written, or to the Knowledge of the Company, oral notice alleging that any such violation has occurred.

(n)           To the Knowledge of the Company, each officer of the Company or any Subsidiary, Key Employee or any Employee of the Company or any Subsidiary with an annual compensation equal to or greater than $200,000 (together, the “High Level Employees”) is currently devoting substantially all of his or her business time to the conduct of the business of the Company or any Subsidiary, as applicable.  To the Knowledge of the Company, no High Level Employee is planning to work less than full time at the Company or Subsidiary, as applicable, prior to or immediately following the Closing.  To the Knowledge of the Company, no High Level Employee is currently working or, to the Company’s Knowledge, plans to work for a competitive enterprise, whether or not such High Level Employee is or will be compensated by such enterprise.

(o)           Each Company Employee Plan that provides for nonqualified deferred compensation within the meaning of Section 409A of the Code and applicable administrative guidance complies in all material respects with Section 409A in form, operation and substance.  No Service Provider is party to a contract with the Company or any of its Subsidiaries whereby such individual is entitled to a tax gross-up or reimbursement for tax liabilities under either Section 4999 or Section 409A of the Code.

(p)           Solely with respect to employees of the Company and the Subsidiaries who reside or work in Israel or whose employment or engagement is otherwise subject to the Law of the State of Israel (“Israeli Employees”): (i) the Israeli Subsidiary is not a party to any collective bargaining Contract, collective labor agreement or other Contract or arrangement with a labor union, trade union or other organization or body involving any of its Israeli Employees, the Israeli Subsidiary has not recognized or received a demand for recognition from any collective bargaining representative with respect to any of its Israeli Employees, and the Israeli Subsidiary is not subject to, and no Israeli Employee of the Company or any Subsidiary benefits from, any extension order (tzavei harchava) (except for extension orders which generally apply to all employees in Israel and to extension orders that apply to high tech companies as set forth in Part 2.15(p) of the Disclosure Schedule or any contract or arrangement with respect to employment or termination thereof) and none of the Israeli Employees is represented by any labor organization, and, to the Company’s Knowledge, there are no activities or proceedings of any labor or trade union or any employee or group of employees of the Company or any of its Subsidiaries to organize any such Israeli Employees, (ii) all of the Israeli Employees are subject to the termination notice provisions included in their respective employment agreements or under applicable Israeli Laws and no Israeli Employee is entitled to prior notice longer than 30 days, (iii) the Company has furnished to Purchaser’s counsel the total number of individuals employed by it in Israel, annual base salary or wages or hourly wage rate, commission arrangements, overtime arrangements, vacation entitlement and accrued vacation or paid time-off balance, travel pay or car maintenance or car entitlement, sick leave entitlement and accrual, recuperation pay entitlement and accrual, entitlement to pension arrangement and/or any other provident fund (including manager’s insurance and education fund), contribution rates, each such person’s position or function, full-time or part-time status, date of hire, any incentive or bonus arrangement with respect to such person and a description of any oral employment Contract with its employees (except where the disclosure of such information would be prohibited by applicable Law relating to data privacy/protection without the individual’s consent), including by way of custom and practice, (iv) the Israeli Subsidiary’s obligations to provide statutory severance pay to its Israeli Employees pursuant to the Israeli Severance Pay Law-1963 and vacation pursuant to the Israeli Annual Leave Law-1951 and any personal employment agreement have been satisfied or have been fully funded by contributions to appropriate insurance funds or accrued on the Company’s financial statements and the Israeli Subsidiary applies the provisions of Section 14 of the Israeli Severance Pay Law-1963 with respect to such statutory severance pay, and (v) the Israeli Subsidiary is in compliance in all material respects with all applicable Israeli labor Laws and outstanding employment agreement with its Israeli Employees relating to employment, employment practices, wages, bonuses and other compensation matters and terms and conditions of employment related to its Israeli Employees, including the Advance Notice of Discharge and Resignation Law-2001, the Notice to Employee (Terms of Employment) Law-2002, the Prevention of Sexual Harassment Law-1998, the Increased Enforcement of Labor Laws-2011, the Wage Protection Law-1958, the Hours of Work and Rest Law-1951, and is not, nor has not, engaged in any unfair labor practice, as defined under applicable Legal Requirement, and the Employment of Employee by Manpower Contractors Law-1996. “Israeli Employee” shall not include consultants, sales agents and other independent contractors.  All amounts that the Israeli Subsidiary is legally or contractually required either (x) to deduct from their Israeli Employees’ salaries or to transfer to such Israeli Employees’ pension or provident, life insurance, incapacity insurance, continuing education fund or other similar funds or (y) to withhold from their Israeli Employees’ salaries and benefits and to pay to any Governmental Body as required by the Israeli Income Tax Ordinance [New Version], 1961, as amended, and the rules and regulations promulgated thereunder (the “Ordinance”) and Israeli National Insurance Law have, in each case, been duly deducted, transferred, withheld and paid (other than routine payments, deductions or withholdings to be timely made in the normal course of business and consistent with past practice), and the Israeli Subsidiary does not have any outstanding obligations to make any such deduction, transfer, withholding or payment (other than such that has not yet become due). The Israeli Subsidiary has not engaged any consultants, sub-contractors, sales agents or freelancers who, according to Israeli Law, would be entitled to the rights of an employee of the Israeli Subsidiary, including rights to severance pay, vacation, recuperation pay (dmei havraa) and other employee-related statutory and contractual benefits.  Except for the Israeli Subsidiary, none of the Company or the other Subsidiaries hired or hires any employees who at the time of employment in the Company or the applicable Subsidiary (other than the Israeli Subsidiary) permanently reside or work in Israel.  The Company or the other Subsidiaries do not engage youth or foreign employees in Israel.  The Company has furnished to Purchaser (i) true, correct and complete copies of (A)(i) all currently valid agreements with Israeli Employees, Israeli human resource contractors, manpower contractors including their licenses or with Israeli consultants, sub-contractors or freelancers; (ii) all currently valid manuals and written policies relating to the employment of Israeli Employees; and (B)(i) a correct and complete summary of all unwritten policies, procedures and the Company’s customs regarding employment and termination of Israeli Employees, including any kind of cash based components which are not included in the basis for calculation of amounts set aside for purposes of statutory severance pay and pension; and (ii) an accurate summary of any dues any Subsidiary pays to the Histadrut Labor Organization and whether the Company or any Subsidiary participates in the expenses of any workers committee (Va’ad Ovdim).

2.16         Environmental Matters.  The Company and each Subsidiary is in compliance in all material respects with all applicable Environmental Laws, which compliance includes the possession by the Company or any Subsidiary of all Governmental Authorizations required under applicable Environmental Laws, and compliance with the terms and conditions thereof.  Neither the Company nor any Subsidiary has received any written, or to the Knowledge of the Company, oral, notice or other written, or to the Knowledge of the Company, oral, communication, whether from a Governmental Body, citizens group, employee or otherwise, that alleges that the Company or any Subsidiary is not in compliance with any Environmental Law, and, to the Company’s Knowledge, there are no circumstances that may prevent or interfere with the Company’s or any Subsidiary’s compliance with any Environmental Law in the future.  To the Company’s Knowledge, no current or prior owner of any property leased or controlled by the Company or any Subsidiary has received any written, or to the Knowledge of the Company, oral, notice or other written, or to the Knowledge of the Company, oral, communication, whether from a Governmental Body, citizens group, employee or otherwise, that alleges that such current or prior owner or the Company or any Subsidiary is not in compliance with any Environmental Law with respect to such property. All Governmental Authorizations currently held by the Company or any Subsidiary pursuant to Environmental Laws are identified in Part 2.16 of the Disclosure Schedule.  For purposes of this Section 2.16:  (i) “Environmental Law” means any Legal Requirement relating to pollution, hazardous materials or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any Legal Requirements relating to emissions, discharges, releases or threatened releases of Materials of Environmental Concern, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Materials of Environmental Concern; and (ii) “Materials of Environmental Concern” include chemicals, pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products and any other substance that is now regulated by any Environmental Law or that is otherwise a danger to health, reproduction or the environment.

2.17         Insurance.

(a)           The Company and its Subsidiaries have in full force and effect appropriate insurance policies with coverages customary for business entities of similar size engaged in similar lines of business and as required by applicable Law.  Part 2.17(a) of the Disclosure Schedule lists all insurance policies (each a “Policy” and collectively, the “Policies”) held by or on behalf of the Company or any Subsidiary, including the names of the brokers, insurers, the principal insured and each named insured or beneficiary, the Policy number and period of coverage, the type of interest and asset covered by the insurance Policy.  The Policies include all policies of insurance that are required by Contracts relating to the Company or any Subsidiary, in the amounts required under the respective Contracts.

(b)           The Policies are in full force and effect and neither the Company nor any of its Subsidiaries is in default with respect to its obligations under any such Policies.  All premiums due and payable under the Policies have been paid, and neither the Company nor any of its Subsidiaries has any liability for any retrospective premium adjustment, audit premium adjustment, experience based liability or loss sharing cost adjustment under any of the Policies. No written notice of cancellation or termination of any of the Policies has been received and is still in force with respect to any of the Policies.  The Policies will remain in full force and effect and will not in any way be affected by or terminate by reason of the Merger or any of the other transactions contemplated by the Transaction Documents.  The Company has provided Purchaser with copies all such Policies.

(c)           Neither the Company nor any Subsidiary has suffered any damage which has rendered or would reasonably be expected to render any Policies of insurance taken out by it void or voidable or, to the Knowledge of the Company, refusal of the insurer to renew them under customary terms and conditions, and the Company and each Subsidiary have complied with all conditions attached to such Policies.

(d)           There is no claim outstanding under any of such Policies nor, to the Company’s Knowledge, are there any circumstances likely to give rise to such a claim.

(e)           Since January 1, 2013, there has been no claim by the Company or any of its Subsidiaries under any of such Policies as to which coverage has been denied or, to the Knowledge of the Company, questioned or disputed by the issuers or underwriters of any of the Policies.

(f)           The Company has not received any written, or to the Knowledge of the Company, oral, notice regarding any (i) cancellation or invalidation of any Policy or (ii) material adjustment in the amount of premiums payable with respect to any Policy.

2.18         Related Party Transactions.  (a) No Related Party has and to the Knowledge of the Company no Extended Family Member has, and no Related Party has at any time had and to the Knowledge of the Company no Extended Family Member has any time had, any direct or to the Company’s Knowledge, indirect interest in any material asset used in the business of the Company or any Subsidiary; (b) no Related Party is and to the Knowledge of the Company no Extended Family Member is, or has at any time since January 1, 2013 been, indebted to the Company or any Subsidiary and neither the Company nor any Subsidiary is, or has at any time since January 1, 2013 been, indebted to a Related Party or, to the Knowledge of the Company, an Extended Family Member; (c) no Related Party has entered into and to the Knowledge of the Company no Extended Family Member has entered into, or has had any direct or to the Company’s Knowledge, indirect financial interest in, any Material Agreement, transaction or business dealing involving the Company or any Subsidiary (other than arrangements related to employment entered into in the ordinary course of business consistent with past practice); (d) no Related Party, and to the Knowledge of the Company no Extended Family Member, is competing or has any time competed directly or, to the Knowledge of the Company, indirectly, with the Company or any Subsidiary and to the Company’s Knowledge, no Related Party or Extended Family Member, has any direct or indirect ownership interest in any firm or corporation with which the Company or any Subsidiary is affiliated or with which the Company or any Subsidiary have a business relationship, or any firm or corporation which competes with the Company or any Subsidiary; and (e) no Related Party, and to the Knowledge of the Company no Extended Family Member, has any claim or right against the Company or any Subsidiary (including indemnification agreements but excluding rights to receive compensation for services performed as a Service Provider of the Company as set forth in Section 2.15).  For purposes of this Section 2.18 each of the following shall be deemed to be a “Related Party”:  (i) each Person that, directly or indirectly, controls the Company or any Subsidiary (including the Principal Stockholders); (ii) each individual who is, or who has at any time been, an officer or director of the Company or any Subsidiary or an officer, director, partner or trustee of any Person referred to in clause (i) above in the past 12 months; (iii) each Immediate Family Member of each of the individuals referred to in clauses “(i)” and “(ii)” above; (iv) any trust or other Entity (other than the Company or any Subsidiary) in which any one of the individuals referred to in clauses “(ii)” and “(iii)” above holds (or in which more than one of such individuals collectively hold), beneficially or otherwise, a material voting, proprietary or equity interest and (v) any Person that owns 2% or more of the Company’s outstanding capital stock or has the right to appoint at least one director of the Company or any Subsidiary. For purposes of this Section 2.18 “Extended Family Member” shall mean, with respect to a Related Party that is a natural person, any Family Member of such Related Party other than an Immediate Family Member.

2.19         Legal Proceedings; Orders.

(a)           Except as set forth in Part 2.19(a) of the Disclosure Schedule, there is no pending Legal Proceeding (or any Legal Proceeding subject to appeal) and, to the Company’s Knowledge, no Person has threatened to commence any Legal Proceeding:  (i) that involves the Company or any Subsidiary or any of the assets owned or used by the Company or any Subsidiary or any Person whose liability the Company or any Subsidiary has or may have retained or assumed, either contractually or by operation of Law; or (ii) that questions the validity of this Agreement or the right of the Company or any Subsidiary to enter into the Agreement, or to consummate the transactions contemplated hereby, or that might result in any change in the current equity ownership of the Company or any Subsidiary.

(b)           There is no order, writ, injunction, judgment or decree of any court or government agency or instrumentality of any Governmental Body, in each case relating to the Company or any Subsidiary, to which the Company or any Subsidiary, or any of the assets owned or used by the Company or any Subsidiary, is subject.  To the Company’s Knowledge, no Service Provider is subject to any order, writ, injunction, judgment or decree of any court or government agency or instrumentality of any Governmental Body, in each case relating to the Company or any Subsidiary, that prohibits such Service Provider from engaging in or continuing any conduct, activity or practice relating to the Company’s or any Subsidiary’s business.

(c)           The Company has provided Purchaser with all material documentation (including settlement agreements) and all material public filings relating to any Legal Proceedings, cease-and-desist letters or other material legal claim involving the Company or any Subsidiary since January 1, 2013.  Part 2.19(c) of the Disclosure Schedule sets forth a list of all Legal Proceedings, cease-and-desist letters and other material legal claims involving the Company or any Subsidiary since January 1, 2013.  The Company and each Subsidiary have made the changes requested in the cease-and-desist letters set forth on Part 2.19(c) of the Disclosure Schedule to the extent required by applicable Legal Requirements.

2.20         Authority; Binding Nature of Agreement.

(a)           The Company has the requisite corporate power and authority to enter into and, subject to receipt of the Stockholders Written Consent, to perform its obligations under this Agreement and other agreements to which it is party contemplated hereby or which are ancillary hereto and to consummate the transactions contemplated hereby and thereby; and the execution, delivery and performance by the Company of this Agreement and all the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company.  This Agreement constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to (i) Laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of Law governing specific performance, injunctive relief and other equitable remedies.

(b)           Without limiting the generality of the foregoing, the Company Board has (i) unanimously approved and declared advisable this Agreement, the Merger and the other transactions contemplated hereby, (ii) unanimously recommended approval and adoption of this Agreement, the Merger and the other transactions contemplated hereby by the Stockholders, and (iii) has not withdrawn or modified such approval or recommendation.  Subject to receipt of the Stockholders Written Consent and payoff of Indebtedness, the Company has obtained all necessary consents to approve this Agreement and the consummation of the Merger and the other transactions contemplated by the Transaction Documents from any Warrantholder, Optionholder, Stockholder or creditor of the Company.

(c)           The approval of the holders of a majority of the outstanding Shares voting together as a single class on an as-converted basis and the approval of a majority of the outstanding Preferred Shares voting together as a single class on an as-converted basis (together, the “Required Vote”) is the only stockholder vote necessary to approve and adopt this Agreement and the Merger on behalf of the Company.  The Stockholders Written Consent, when executed and delivered by the Required Vote, will satisfy all requirements for consents, votes or approvals by the holders of any classes or series of Company Capital Stock necessary to approve and adopt, and consummate, this Agreement, the Merger and the other transactions contemplated hereby in accordance with the Charter Documents and applicable Legal Requirements.

2.21         Non-Contravention; Consents.  Neither (1) the execution, delivery nor performance of this Agreement or any of the other agreements referred to in this Agreement, nor (2) the consummation of the Merger, will (with or without notice or lapse of time):

(a)           contravene, conflict with or result in a violation of any of the provisions of (i) the Charter Documents, (ii) the charter and organizational documents of each of the Subsidiaries, including all amendments thereto, or (iii) any resolution adopted by the Company’s stockholders, the Company Board, the Subsidiary Board or any committee thereof;

(b)           contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge any of the transactions contemplated by the Transaction Documents or to exercise any remedy or obtain any relief under, any Legal Requirement or any order, writ, injunction, judgment or decree to which the Company, any Subsidiary, or any of the assets owned or used by the Company or any Subsidiary, is subject;

(c)           contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by the Company or any Subsidiary or that otherwise relates to the Company’s or any Subsidiary’s business or to any of the assets owned or used by the Company or any Subsidiary;

(d)           contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Material Agreement, or give any Person the right to (i) declare a default or exercise any remedy under any such Material Agreement, (ii) accelerate the maturity or performance of any such Material Agreement, (iii) cancel, terminate or modify any such Material Agreement, or (iv) receive notice of the transaction prior to the Closing; or

(e)           result in the imposition or creation of any Lien or other Encumbrance upon or with respect to any asset owned or used by the Company or any Subsidiary other than any Lien or other Encumbrance resulting from Purchaser and/or Parent’s financing of the Merger.

(f)            Except as set forth in Part 2.21(f) of the Disclosure Schedule, neither the Company nor any Subsidiary will be required to make any filing or registration with or give any notice to, or to obtain any Consent from, any Governmental Authority in connection with (x) the execution, delivery or performance of this Agreement or any of the other agreements referred to in this Agreement, or (y) the consummation of the Merger.

2.22         Brokers.  No broker, finder or investment banker, for which the Company, any Subsidiary, Parent, Purchaser or Merger Sub may be liable, is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by the Transaction Documents based upon arrangements made by or on behalf of the Company or any Subsidiary or any of its directors, officers, employees or agents.

2.23         Absence of Certain Business Practices.  Neither the Company nor any Subsidiary has and, to the Knowledge of the Company no agent, employee or other Person while acting on behalf of the Company or any Subsidiary (in his or her capacity as an employee of the Company or any Subsidiary) has directly or indirectly: (i) made any unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity and related to the Company’s or any Subsidiary’s business; (ii) made any unlawful payment to any foreign or domestic government official or employee, foreign or domestic political parties or campaigns, official of any public international organization, or official of any state-owned enterprise; (iii) violated any provision of the Foreign Corrupt Practices Act-1977, as amended, Title 5 of the Israeli Penalty Law (Bribery Transactions), the Israeli Prohibition on Money Laundering Law-2000, the UK Bribery Act of 2010, as amended, or any other applicable anti-corruption statute; (iv) made any unlawful bribe, favor, payoff, influence payment, kickback, anything of value or other similar unlawful payment; or (v) established or maintained any unlawful fund of the Company’s or Subsidiary’s moneys, or other assets, for the purpose of obtaining or paying for: (A) favorable treatment in securing business or (B) any other special concession; or (vi) agreed, committed, offered or attempted to take any of the actions described in clauses (i) through (v) above.

2.24         Suppliers, Agencies and Publishers.

(a)           Part 2.24(a) of the of the Disclosure Schedule sets forth an accurate and complete list of (i)  the thirty (30) largest suppliers and vendors by expenditures (the “Key Vendors”) for 2015 determined as of the close of business on November 16, 2015, (ii) the thirty (30) largest agencies by revenues (the “Key Agencies”) for 2015 determined as of the close of business on October 31, 2015 and (iii) the thirty (30) largest publishers by revenues (the “Key Publishers”, and together with the Key Vendors and Key Agencies, the “Key Parties”) for 2015 determined as of the close of business on November 16, 2015.  None of the Key Parties has canceled, terminated, or otherwise materially altered their relationship with the Company or any Subsidiary or notified the Company or any Subsidiary in writing (nor does the Company have any Knowledge) of any intent to discontinue or alter in any manner materially adverse to the Company or any Subsidiary the terms of such Key Party’s relationship with the Company or any Subsidiary.

(b)           Part 2.10(a)(v)(B) of the Disclosure Schedule sets forth the Forms of Key Insertion Orders.  All other insertion orders that are in effect for each Key Agency are on substantially the same terms and conditions as the Form of Key Insertion Order with respect to such Key Agency.  Part 2.10(a)(v)(C) of the Disclosure Schedule sets forth any Key Publisher MSA for each Key Publisher. To the extent no Key Publisher MSA is set forth in Part 2.10(a)(v)(C) of the Disclosure Schedule for any Key Publisher, all Contracts with such Key Publisher are based on purchase orders (such Key Publisher, a “PO-Key Publisher”). A form of purchase order for each PO-Key Publisher is set forth in Part 2.10(a)(v)(C)  of the Disclosure Schedule (the “Key Publisher Purchase Orders”). All other purchase orders that are currently in effect for each PO-Key Publisher are on substantially the same terms and conditions as the Key Publisher Purchase Order with respect to such Key Publisher.

2.25         Disclaimer of Other Representations and Warranties.  NONE OF THE COMPANY AND ITS SUBSIDIARIES, OR ANY OF THEIR RESPECTIVE REPRESENTATIVES, DIRECTORS OR OFFICERS OR ANY PARTICIPATING HOLDER, HAS MADE ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OF ANY NATURE WHATSOEVER RELATING TO THE COMPANY OR ANY OF ITS SUBSIDIARIES OR THE BUSINESS OF THE COMPANY OR ANY OF ITS SUBSIDIARIES OR OTHERWISE IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, OTHER THAN THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE 2 (AS MODIFIED BY THE DISCLOSURE SCHEDULE).

ARTICLE III

REPRESENTATIONS AND WARRANTIES
OF PARENT, PURCHASER AND MERGER SUB

Parent, Purchaser and Merger Sub represent and warrant to the Company, as of the date hereof and as of the Closing Date, as follows:

3.1           Due Organization; Etc. Parent is a corporation duly organized and validly existing under the Laws of the State of Israel, Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware.  Each of Parent, Purchaser and Merger Sub has all requisite corporate power and authority to own, lease and operate its properties and to carry on its businesses as now conducted and to enter into and perform its obligations under this Agreement.

3.2           Authority; Binding Nature of Agreement.  Each of Parent, Purchaser and Merger Sub has the right, power and authority to enter into and perform its obligations under this Agreement and other agreements to which it is party contemplated hereby or which are ancillary hereto and to consummate the transactions contemplated hereby and thereby; and the execution, delivery and performance of this Agreement and the other agreements contemplated hereby by Parent, Purchaser and Merger Sub have been duly authorized by all necessary corporate action on the part of Parent, Purchaser and Merger Sub. This Agreement constitutes the legal, valid and binding obligation of Parent, Purchaser and Merger Sub, enforceable against it in accordance with its terms, subject to (i) Laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of Law governing specific performance, injunctive relief and other equitable remedies.

3.3           Consents and Approvals.  Except for (i) the filing of the Certificate of Merger as required by the DGCL and (ii) compliance with the HSR Act, if required, no filing or registration with, no notice to and no permit, authorization, consent or approval of any third party or any Governmental Body is necessary for the consummation by Parent, Purchaser and Merger Sub of the Merger.

3.4           No Violation.  Neither the execution and delivery of this Agreement by Parent, Purchaser and Merger Sub, the performance by each of Parent, Purchaser and Merger Sub of its obligations hereunder nor the consummation by Parent, Purchaser and Merger Sub of the Merger will (a) violate, conflict with or result in any breach of any provision of the respective organization documents of Parent, Purchaser and Merger Sub, (b) violate, conflict with or result in a violation or breach of, or constitute a default (with or without due notice or lapse of time or both) under the terms, conditions or provisions of any mortgage, indenture, license or material agreement to which Parent, Purchaser or Merger Sub is a party or (c) violate any order, writ, judgment, injunction, decree, statute, rule or regulation of any court or domestic or foreign Governmental Body applicable to Parent, Purchaser or Merger Sub.

3.5           Legal Proceedings; Orders.

(a)           There is no pending Legal Proceeding by or before any Governmental Body or by any third party which challenges the validity of this Agreement or which would be reasonably likely to adversely affect or restrict Parent’s or Merger Sub’s ability to consummate the transactions contemplated hereby.

(b)           There is no order, writ, injunction, judgment or decree of any court or government agency or instrumentality of any Governmental Body, in each case relating to the Parent, Purchaser or any Subsidiary of Parent, to which Parent, Purchaser or any subsidiary of Purchaser , is subject that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement.

3.6           Brokers.  No broker, finder or investment banker, for which the Company or the Stockholders may be liable, is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by the Transaction Documents based upon arrangements made by or on behalf of Parent, Purchaser or Merger Sub or any of their respective directors, officers, employees or agents.

3.7           Inspection.  Each of Parent and Purchaser is an informed and sophisticated Person, and has engaged expert advisors experienced in the evaluation and acquisition of companies such as the Company and its Subsidiaries as contemplated hereunder.

3.8           Financing.  Parent and Purchaser, together, will have as of the Effective Time, sufficient funds to be able to pay the full Closing Payment, the other payments to be made by Purchaser pursuant to this Agreement and any expenses incurred by Parent, Purchaser and Merger Sub in connection with the transactions contemplated by this Agreement.  Parent will have, as of each applicable payment date pursuant to Sections 1.9(d), 1.9(e), 1.9(f) and 1.9(g), the amounts payable, sufficient funds to be able to pay the full amount due pursuant to Sections 1.9(d), 1.9(e), 1.9(f) and 1.9(g).

3.9           DISCLAIMER OF OTHER REPRESENTATIONS AND WARRANTIES.  NONE OF THE PARENT AND ITS SUBSIDIARIES, OR ANY OF THEIR RESPECTIVE REPRESENTATIVES, DIRECTORS OR OFFICERS, HAS MADE ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OF ANY NATURE WHATSOEVER RELATING TO THE PARENT OR ANY OF ITS SUBSIDIARIES OR THE BUSINESS OF THE PARENT OR ANY OF ITS SUBSIDIARIES OR OTHERWISE IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, OTHER THAN THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS SECTION 3.

ARTICLE IV

COMPANY HOLDERS RELEASE

Without derogating from the representations, warranties and undertakings of (i) the Company set forth in this Agreement, (ii) the Participating Holders set forth in the Support Agreements, and (iii) the Company Holders in the Letter of Transmittal, each of the Company Holders, severally and not jointly, who accepts payment for his, her or its portion of the Merger Consideration upon conversion of the share(s) of Company Capital Stock formerly represented by certificate(s) (or an affidavit of loss pursuant to Section 1.9(b) hereof), which immediately prior to the Effective Time represented shares of Company Capital Stock, shall be deemed to have made the following representations, waivers and releases:

4.1           Waiver and Release.

(a)           Effective for all purposes, such Company Holder, on behalf of itself and each of its agents, trustees, beneficiaries, directors, officers, affiliates, subsidiaries, estate, successors and assigns (each, a “Releasing Party”), hereby releases, acquits and forever discharges the Company and its Subsidiaries and any and all of their respective officers, directors, agents, servants, employees, attorneys, representatives, shareholders, beneficiaries, successors, and assigns (collectively referred to as the “Released Parties”) from any and all Damages, and whether or not the Released Parties and/or any of them are at fault, that such Company Holder had, now has, may have at any time in the future, or claims to have or have had, from any time through and including the Closing, as a result of, concerning, arising from or with respect to the Company Capital Stock, Company Stock Options or Company Warrants, or such Company Holder’s sale thereof or such Company Holder’s employment with the Company and its Subsidiaries, as applicable; provided that the foregoing release shall not cover claims (i) pursuant to or in connection with this Agreement or any other agreement entered into in connection with the transactions contemplated hereby, (ii) under any obligations with respect to the indemnification or exculpation of, or advancement of expenses to, such Company Holder under the Charter Documents or the charter and organizational documents of any of the Company’s Subsidiaries, indemnification agreements, and directors’ and officers’ liability insurance policies,  (iii) for accrued but unpaid compensation and business-related expenses, each as incurred in the ordinary course of business consistent with past practice, or (iv) arising from any commercial relationship such Company Holder has with any of the Released Parties.

(b)           Anything to the contrary notwithstanding: (i) the foregoing release is conditioned upon the consummation of the Merger and shall become null and void, and shall have no effect whatsoever, without any action on the part of any Person, upon termination of this Agreement in accordance with its terms; and (ii) should any provision of this release be found, held, declared, determined, or deemed by any court of competent jurisdiction to be void, illegal, invalid or unenforceable under any applicable statute or controlling law, the legality, validity, and enforceability of the remaining provisions will not be affected and the illegal, invalid, or unenforceable provision will be deemed not to be a part of the foregoing release.

(c)           Such Company Holder hereby acknowledges that in certain jurisdictions:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.

To the fullest extent permitted by applicable Legal Requirements, such Company Holder waives and relinquishes any rights and benefits which such Company Holder may have under such statutes or common law principle of any jurisdiction. Such Company Holder acknowledges that such Company Holder may hereafter discover facts in addition to or different from those which such Company Holder now knows or believes to be true with respect to the subject matter of this release, but it is such Company Holder’s intention to fully and finally and forever settle and release any and all matters, disputes and differences, known or unknown, suspected and unsuspected, which do now exist or may exist or heretofore have existed between any the Released Parties and such Company Holder with respect to the subject matter of this release.  In furtherance of this intention, the releases herein shall be and remain in effect as full and complete general releases notwithstanding the discovery or existence of any such additional or different facts.

ARTICLE V

COVENANTS OF THE PARTIES

5.1           Closing Spreadsheet.  The Company has prepared and delivered to Purchaser and the Paying Agent, a spreadsheet (the “Closing Spreadsheet”) in a form reasonably acceptable to Purchaser, dated as of the date hereof, setting forth all of the following information (in addition to the other data and information reasonably requested by the Paying Agent), as of the Closing Date and immediately prior to the Closing: (a) the names and, to the extent known, email addresses of all the Stockholders, Warrantholders and Optionholders; (b) the number and class of Shares held by, or subject to Company Warrants or the Company Stock Options held by, such Persons and, in the case of outstanding Shares, the respective certificate numbers; (c) the exercise price per share of each Company Stock Option, whether such Company Stock Option is an incentive stock option (as defined in the Code) or a non-qualified stock option, and with respect to Options granted to Israeli taxpayers whether such Option was granted under Section 3(i) or Section 102, and whether the Optionholder is an employee of the Company or any Subsidiary and indicating which one; (d) the exercise price per share and expiration date for each Company Warrant; (e) the Preferred Amount, the Common Amount, the Net Value for each In-the-Money Option and the Net Value for each In-the-Money Warrant, each determined as of the Closing Date prior to any adjustments that may be made pursuant to this Agreement; (f) the Share Consideration Fraction of each Shareholder; (g) the Securities Consideration Fraction of each Shareholder, Optionholder and Warrantholder; (h) the Preferred Closing Payment Amount and Common Closing Payment Amount distributable to each Shareholder; (i) the Option Closing Payment Amount distributable to each Optionholder; (j) the Warrant Closing Payment Amount distributable to each Warrantholder; (k) each Participating Stockholder’s pro rata share of the Holdback Amount, expressed as a dollar amount; (l) each Participating Stockholder’s pro rata share of the Representative Fund, expressed as a dollar amount; and (m) the Total Share Amount, the Total Convertible Securities Amount and the Merger Consideration (in each case, prior to any adjustments in accordance with this Agreement).

5.2           Indemnification and Insurance.

(a)           From and after the Closing, the Surviving Corporation shall fulfill and honor in all respects its obligations pursuant to any indemnification agreements between the Company and its current and former directors and officers as of the Closing that are set forth in Part 2.18 of the Disclosure Schedule and any indemnification provisions under the Charter Documents as in effect on the Closing Date, in each case, subject to applicable Legal Requirements.

(b)           Notwithstanding anything in this Section 5.2 to the contrary, no Person shall be entitled to indemnification pursuant to this Section 5.2 for any matter involving fraud in connection with this Agreement or the transactions contemplated thereby.

(c)           The Company has purchased a “tail” directors’ and officers’ insurance policy to go into effect upon the Effective Time.  The cost of such policy, and any related professional fees, shall be considered Transaction Costs for purposes of this Agreement.

5.3           Stockholders Written Consent; Notice to Stockholders.  A notice to Stockholders relating to this Agreement, the Merger and the transactions contemplated hereby is attached as Exhibit J hereto (the “Stockholders’ Notice”), which includes the unanimous recommendation of the Company Board in favor of this Agreement and the Merger and the conclusion of the Company Board that the transactions contemplated hereby are advisable and in the best interests of the Company Holders.  Promptly after the date hereof, the Company shall deliver (in any manner permitted by applicable Legal Requirements) the Stockholders’ Notice (and notice of receipt of the Stockholders Written Consent, together with the notice of dissenters’ rights required pursuant to the DGCL) to each Company Holder who has not executed and delivered to the Company heretofore an executed copy of the Stockholders Written Consent.  Thereafter, subject to Section 1.11, the Company shall deliver by any manner permitted by the DGCL any subsequent notice required to be delivered with respect to Dissenting Shares pursuant to the DGCL.  The Company shall promptly advise Parent and Purchaser, and Parent and Purchaser shall promptly advise the Company, in writing, if at any time prior to the Effective Time either of them, as applicable, shall obtain knowledge of any fact that might make it necessary or appropriate to amend or supplement the Stockholders’ Notice in order to comply with applicable Legal Requirements.

5.4           Books and Records.  Parent and Purchaser shall, and shall cause the Surviving Corporation and each Subsidiary to, until the earlier of (i) sixty (60) days after the expiration of all applicable statutes or periods of limitations and (ii) the seventh (7th) anniversary of the Closing Date, retain all books, records and other documents with respect to Tax matters pertinent to the Surviving Corporation and its Subsidiaries in their possession on the Closing Date and to make the same available for inspection and copying by the Participating Holders as of immediately prior to the Effective Time or any of the representatives of such Participating Holders (including the Stockholders’ Representative) at the expense of such Participating Holders during the normal business hours of the Surviving Corporation or such Subsidiary, as applicable, upon reasonable request and upon reasonable notice and for commercially reasonable purposes related solely to such Person’s status as a former stockholder of the Company, including with respect to the preparation of Tax Returns or audit, assessment or reassessment by any Taxing Authority.

5.5           Certain Covenants of Parent.  From the Closing Date until the payment of all amounts due to the Participating Stockholders pursuant to Section 1.9(f), Parent shall not, directly or indirectly, by amendment, merger, consolidation or otherwise, enter into, incur or permit to exist any agreement that prohibits, restricts, delays or imposes any condition upon the ability of Parent to make any of the payments required by Parent pursuant to any of Sections 1.9(d), 1.9(e), 1.9(f) and 1.9(g), or permit any subsidiary of Parent to incur or permit to exist any agreement that prohibits, restricts or imposes, or which would have an adverse effect on the ability of Parent to make any of the payments required by Parent pursuant to any of Sections 1.9(d), 1.9(e), 1.9(f) and 1.9(g).  For the avoidance of doubt, the parties hereto agree that Indebtedness, restrictions and any other limitations incurred by Parent or any of its subsidiaries in connection with the Senior Credit Facility (as in effect as of the Closing) shall not violate this Section 5.5.

ARTICLE VI

CONDITIONS PRECEDENT TO OBLIGATIONS
OF PARENT AND PURCHASER

The obligations of Parent and/or Purchaser, as applicable, to consummate the transactions contemplated by the Transaction Documents are subject to the satisfaction, at or prior to the Closing, of each of the following conditions, any or all of which may be waived in writing by Parent or Purchaser, as applicable:

6.1           Performance of Covenants.  All of the covenants and obligations that the Company and/or any Subsidiary is required to comply with or to perform at or prior to or at the Closing shall have been complied with and performed in all material respects.

6.2           Agreements and Documents.  Purchaser shall have received the following agreements and documents, each of which shall be in full force and effect:

(a)           a certificate executed by the Chief Executive Officer and Chief Financial Officer of the Company which certifies (i) that the conditions relating to the Company and/or any Subsidiary set forth in Section 6.1 have been duly satisfied; and (ii) the effectiveness of any board resolutions of the Company and its Subsidiaries, the Stockholders Written Consent and any other resolutions of the Stockholders passed in connection with this Agreement and transactions contemplated hereby;

(b)           the Closing Spreadsheet and a certificate executed by the Chief Executive Officer of the Company dated as of the Closing Date, certifying that such Closing Spreadsheet is true, correct and complete in all material respects;

(c)           the Company NWCC&D Certificate, which certificate shall be accompanied by such supporting documentation, information and calculations as are reasonably necessary for Purchaser to verify and determine the amount of Company NWCC&D;

(d)           the Transaction Costs Certificate, which certificate shall be accompanied by such supporting documentation, information and calculations as are reasonably necessary for Purchaser to verify and determine the Transaction Cost Amount;

(e)           (i) a good standing certificate of the Company, dated no earlier than November 19, 2015, issued by the Secretary of State of the State of Delaware, certifying that the Company is in good standing and that all applicable franchise Taxes and fees of the Company through and including the Closing Date have been paid; (ii) a good standing certificate of each Subsidiary (other than the Israeli Subsidiary and the German Subsidiary) under the laws of the jurisdiction of organization of the applicable Subsidiary, dated within ten days of the Closing Date, issued by the Governmental Body authorized to issue such a certificate in the jurisdiction of organization of the applicable Subsidiary; (iii) the stock ledger of the Company; (iv) all of the books and records of the Company and each Subsidiary; and (v) such other customary documents, instruments or certificates as shall be reasonably requested by Parent and as shall be consistent with the terms of this Agreement;

(f)            the Paying Agent Agreement, executed by the Stockholders’ Representative;

(g)           (i) a notice dated as of the Closing Date and executed by the Company, in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2), in substantially the form attached hereto as Exhibit K, together with written authorization for Purchaser, as agent for the Company, to deliver such notice to the IRS on behalf of the Company after the Closing, and (ii) a certificate dated as of the Closing Date and executed by the Company, in accordance with Treasury Regulation Sections 1.897-2(h) and 1.1445-2(c)(3), in substantially the form attached hereto as Exhibit L;

(h)           Parent shall have received (i) a properly executed statement satisfying the requirements of Treasury Regulations Sections 1.897-2(h) and 1.1445-2(c)(3), dated no more than thirty (30) days prior to the Closing Date, signed by an officer of the Company and in form and substance reasonably satisfactory to Parent, certifying that interests in the Company do not constitute “United States real property interests” under Section 897(c) of the Code, and (ii) as agent for the Company, a form of notice to the IRS satisfying the requirements of Treasury Regulations Section 1.897-2(h)(2), together with written authorization for Parent to deliver such notice to the IRS on behalf of the Company following the Effective Time; and

(i)            written resignations of all directors and officers of each Subsidiary, effective as of the Closing Date, or certified resolutions of the applicable corporate organs removing the directors and officers and appointing directors and officers designated by Purchaser effective as of the Effective Time.

6.3           Convertible Securities.  Immediately prior to the Effective Time, all Company Warrants and Company Stock Options shall have been duly terminated or canceled in accordance with their terms.  Except for the Shares set forth in the Closing Spreadsheet, as of the Closing, there shall be no outstanding shares, options, warrants, notes or other rights to subscribe for, purchase or acquire any securities of the Company or any Subsidiary, other than the securities of the Subsidiaries held by the Company.

6.4           Governmental Approvals.  The waiting period under the HSR Act shall have expired.

6.5           Consenting Stockholders.  (a) Stockholders representing at least ninety (90%) of the outstanding shares of Company Capital Stock voting together as a single class and on an as-converted basis (which majority includes holders of at least ninety five percent (95)% of the outstanding shares of Preferred Stock on an as-converted basis) shall have executed the Stockholders Written Consent in accordance with the DGCL, the Certificate of Incorporation of the Company  and the Bylaws of the Company, a copy of which shall have been delivered to Parent and such consent shall be in full force and effect and shall not have been rescinded; and (b) the Principal Stockholders shall have executed their Support Agreements, a copy of each shall have been delivered to Parent by the Company and such agreements shall be in full force and effect and shall not have been rescinded.

6.6           Support Agreements.  With respect to each Support Agreement executed by a Principal Stockholder, (a) the representations and warranties of each such Principal Stockholder shall be true and correct in all respects as of the Closing Date with the same force and effect as if made at and as of such time (other than those representations and warranties made as of a specific date, which such representations and warranties shall be true and correct in all respects as of such specific date), and (b) each such Principal Stockholder shall have performed and complied in all material respects with the agreements and covenants set forth in its Support Agreement that are required to be performed or compiled with by it on or prior to the Closing Date.

6.7           Termination of Certain Agreements.  The Company shall have delivered to Parent evidence in a form reasonably satisfactory to Parent that the agreements listed on Section 6.7 of the Disclosure Schedule shall have been terminated as of the Effective Time.

6.8           280G Matters.  With respect to any payments and/or benefits that the Company reasonably determines may constitute “parachute payments” under Section 280G of the Code with respect to any employees, the Company’s stockholders shall have (i) approved, pursuant to the method provided for in the regulations promulgated under Section 280G of the Code, any such “parachute payments” or (ii) shall have voted upon and disapproved such parachute payments, and, as a consequence, such “parachute payments” shall not be paid or provided for pursuant to the waivers of those payments and/or benefits which were executed by the affected individuals prior to the date of this Agreement.

ARTICLE VII

CONDITIONS PRECEDENT TO OBLIGATIONS OF THE COMPANY

The obligations of the Company to consummate the transactions contemplated by the Transaction Documents are subject to the satisfaction, at or prior to the Closing, of the following conditions any or all of which may be waived in writing by the Company:

7.1           Performance of Covenants.  All of the covenants and obligations that Parent, Purchaser and Merger Sub are required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

7.2           Documents.  The Company shall have received the following agreements and documents:

(a)           a certificate executed by the Chief Executive Officer and Chief Financial Officer of each of Parent, Purchaser and Merger Sub certifying that the conditions set forth in Section 7.1 have been duly satisfied;

(b)           Parent shall have delivered, or caused to be delivered, to the Company the Paying Agent Agreement, duly executed by Parent and the Paying Agent; and

(c)           evidence of the transfer of the Closing Payment to the account of the Paying Agent identified in writing by the Paying Agent prior to the Closing.

7.3           Governmental Approvals.  The waiting period under the HSR Act shall have expired.

ARTICLE VIII

TERMINATION

8.1           Termination Events.  This Agreement may be terminated prior to the Closing:

(a)           by Parent or Purchaser if the Company has not delivered the Stockholders Written Consent before one (1) hour after the execution of this Agreement (the “Outside Date”); or

(b)           by the mutual written consent of Parent and the Company.

8.2           Termination Procedures.  If Parent wishes to terminate this Agreement pursuant to Section 8.1(a), Parent shall deliver to the Company a written notice stating that Parent is terminating this Agreement and setting forth a brief description of the basis on which Parent is terminating this Agreement.

8.3           Effect of Termination.  If this Agreement is terminated pursuant to Section 8.1, all further obligations of the parties under this Agreement shall terminate; provided, however, that: (a) no party shall be relieved of any obligation or liability arising from any prior breach by such party of any provision of this Agreement; and (b) the parties shall, in all events, remain bound by and continue to be subject to the provisions set forth in Section 10 herein.

ARTICLE IX

INDEMNIFICATION, ETC.

9.1           Survival of Representations, Etc.

(a)           The representations and warranties made by the Company set forth in Section 2 are deemed to be made on the date of this Agreement and at the Closing, and shall survive the Closing and shall expire on the 18-month anniversary of the Closing Date (the “Termination Date”); provided, however, that notwithstanding the foregoing, the representations and warranties contained in Sections 2.1(a) (Due Organization), 2.1(e) (Investments), 2.3 (Capitalization), 2.14 (Tax Matters), 2.20 (Authority; Binding Nature of Agreement) and 2.22 (Brokers) (collectively, the “Company Special Representations”) shall survive the Closing and the Termination Date and shall expire on the sixtieth (60th) day following the expiration of the applicable statute of limitations (giving effect to any extensions or tolling thereof required by a Governmental Body) for the claim or matter upon which the indemnification claim is based (which shall be the statute of limitations applicable to a third party claim, in the event of a third party claim); provided, further, that if, at any time prior to the Termination Date, any Parent Indemnitee delivers to the Stockholders’ Representative a written notice alleging the existence of a breach of any of the representations and warranties made by the Company (and setting forth in reasonable detail the basis for such Parent Indemnitee’s belief that such breach exists) and asserting a claim for recovery based on such alleged breach, then the claim asserted in such notice shall survive the Termination Date until such time as such claim is fully and finally resolved pursuant to this Section 9.  None of the covenants or other agreements contained in this Agreement shall survive the Closing Date other than those which by their terms contemplate performance after the Closing Date, and each such surviving covenant and agreement shall survive the Closing for the period contemplated by its terms. For purposes of this Section 9, clauses containing “material,” “material respects,” or “Material Adverse Effect” (“Materiality Qualifiers”) in any representation, warranty or covenant shall not be taken into account in determining the amount of any Damages with respect to such breach, default or failure to be true and correct.

(b)           The representations and warranties (as modified by the Disclosure Schedule), covenants and obligations of the Company or any Subsidiary, and the rights and remedies that may be exercised by the Parent Indemnitees, shall not be limited or otherwise affected by or as a result of either (i) any waiver of Closing conditions by Parent, Purchaser, Merger Sub, or (ii) any information furnished to, or any due diligence investigation made by any of the Parent Indemnitees or any of their respective Representatives.

(c)           The representations and warranties made by Parent, Purchaser and Merger Sub set forth in Section 3 shall survive the Closing and shall expire on the Termination Date; provided, however, that the representations and warranties contained in Sections 3.1 (Due Organization), 3.2 (Authority; Binding Nature of Agreement) and 3.6 (Brokers) (collectively, the “Purchaser Special Representations”) shall survive the Closing and the Termination Date and shall expire on the sixtieth (60th) day following the expiration of the applicable statute of limitations (giving effect to any extensions or tolling thereof required by a Governmental Body) for the claim or matter upon which the indemnification claim is based; provided, further, that if, at any time prior to the Termination Date, the Stockholders’ Representative delivers to Purchaser a written notice alleging the existence of a breach of any of the representations and warranties made by Parent, Purchaser or Merger Sub (and setting forth in reasonable detail the basis for such breach) and asserting a claim for recovery based on such alleged inaccuracy or breach, then the claim asserted in such notice shall survive the Termination Date until such time as such claim is fully and finally resolved.  None of the covenants or other agreements contained in this Agreement shall survive the Closing Date other than those which by their terms contemplate performance after the Closing Date, and each such surviving covenant and agreement shall survive the Closing for the period contemplated by its terms.

(d)           The representations, warranties, covenants and obligations of Parent, Purchaser and Merger Sub, and the rights and remedies that may be exercised by the Stockholders’ Representative, shall not be limited or otherwise affected by or as a result of either (i) any waiver of Closing conditions by the Company or (ii) any information furnished to, or any investigation made by or the knowledge of, the Company, the Stockholders’ Representative or any of their respective Representatives.

9.2           Indemnification by Participating Holders.

(a)           From and after the Closing Date (but subject to Section 9.1(a) and the other limitations set forth in this Section 9, including Section 9.6), the Parent Indemnitees shall be entitled to indemnification solely from the Holdback Amount from and against any Damages that are suffered or incurred by any of the Parent Indemnitees (regardless of whether or not such Damages relate to any third-party claim) and which arise from or as a result of:  (i) any breach of any representation or warranty by the Company set forth in Section 2 or in any closing certificate (other than any breach of any Company Special Representation, which is addressed in Section 0), (ii) the matters set forth in Part 9.2 of the Disclosure Schedule or (iii) any Legal Proceedings relating to any breach referred to above (including any Legal Proceeding commenced by any Parent Indemnitee for the purpose of enforcing any of its rights under this Section 9.2) and to the extent prosecuted to resolution in favor of Parent Indemnitee (collectively, “Section 9.2 Damages”); provided, however, that no Parent Indemnitee shall be entitled to any such indemnification in respect of Section 9.2 Damages unless and until the Damages sought by all Parent Indemnitees exceed one million three hundred fifty thousand U.S. Dollars ($1,350,000) in the aggregate (the “Basket”), whereupon indemnification may be sought by the Parent Indemnitees for the full extent of such Damages (including the first $1,350,000); provided, further, that the Basket shall not be applicable in the case of fraud neither for (x) determining entitlement to any indemnification for such matters nor (y) aggregating such Damages with other Section 9.2 Damages to meet the Basket.

(b)           Notwithstanding the aforesaid, in the event of a breach by any Participating Holder of any of his, her or its respective representations and warranties in a Support Agreement or this Agreement (including 0) (the “Breaching Holder”), Parent, Purchaser or any Parent Indemnitee shall only be entitled to present a demand, bring a claim, or be entitled to any remedy against such Breaching Holder (or from the portion of the Set-off Amount attributable to such Breaching Holder, as the case may be), and none of the other Participating Holders will be liable for such a breach.

(c)           Absent fraud, set-off against the Holdback Amount by Parent shall be a Parent Indemnitee’s sole and exclusive remedy for Section 9.2 Damages.  Without limiting the foregoing and for the avoidance of doubt, the Holdback Amount shall be the sole source of recovery for Section 9.2 Damages and no Parent Indemnitee shall have any recourse directly against any Participating Holders and no Participating Holder shall be otherwise liable in respect of Section 9.2 Damages, other than in the case of fraud by such Participating Holder.

9.3           Indemnification for Other Matters by Participating Holders.

(a)           In addition to and not by way of limitation of the rights of the Parent Indemnitees pursuant to Section 9.2, from and after the Closing Date (but subject to Section 9.1(a) and the other limitations set forth in this Section 9, including Section 9.6), the Participating Holders shall, severally and not jointly, indemnify and hold the Parent Indemnitees harmless from and against all Damages incurred in connection with:  (i) to the extent not deducted from the Closing Payment pursuant to Section 1.9(a) or otherwise accounted for in any adjustment pursuant to Section 0, any Transaction Costs incurred by the Company or any Subsidiary prior to the Closing and that are paid after the Closing and any Specified Severance Obligations; (ii) any Damages arising out of the procedures, including Legal Proceedings, relating to resolving the claims of Dissenting Shares, and all payments with respect to any Dissenting Share in excess of the applicable Holder Amount; (iii) to the extent not covered in clause (ii) above, any Legal Proceeding with a Stockholder, Warrantholder, Optionholder, Employee or former stockholder, warrant holder, option holder, or employee of the Company or any Subsidiary or any other Person, seeking to assert, or based upon, ownership or rights to ownership of any securities of the Company or any Subsidiary prior to the Closing or that he, she or it is entitled to any consideration (or additional consideration) pursuant to this Agreement; (iv) any Pre-Closing Tax Liabilities pursuant to Section 9.12; (v) any amounts that are paid by the Surviving Corporation or its Subsidiaries to any present or former officers, directors or employees of the Company or any Subsidiary pursuant to any indemnification provisions under the Charter Documents as in effect on the date of this Agreement and pursuant to any indemnification agreements listed on Part 2.18 of the Disclosure Schedule, with respect to claims arising out of matters occurring at or prior to the Closing; (vi) any fraud of the Company or any Subsidiary or either of its Representatives in connection with this Agreement, the Merger or the other transactions contemplated hereby; (vii) any breach of any Company Special Representation; (viii) any breach of any of the pre-Closing covenants or pre-Closing agreements made by the Company in this Agreement; (ix) the matters set forth in Part 9.3 of the Disclosure Schedule (collectively, “Schedule 9.3 Matters”); (x) any Indebtedness of the Company or any of its Subsidiaries owing to a Stockholder or any employee or director of the Company or any of its Subsidiaries or any of their respective relatives or any Affiliates of any of the foregoing Persons that is outstanding following the Effective Time or (xi) any Legal Proceeding with respect to any of the foregoing matters commenced by a Parent Indemnitee for the purpose of enforcing any of its rights under this Section 9.3 and to the extent prosecuted to a resolution in favor of such Parent Indemnitee (all such indemnified matters constituting, together, the “Section 9.3 Damages”).

(b)           Notwithstanding anything in this Agreement to the contrary, the Participating Holders shall not have any liability for Damages relating to (i) Taxes of the Company and its Subsidiaries for taxable periods beginning after the Closing Date, including as a result of the continuation of conduct with respect to Taxes after the Closing Date or regarding the amount, value or condition of, or any limitations on, any Tax asset or attribute of the Company or its Subsidiaries, including but not limited to net operating losses, or the ability of Parent or any of its Affiliates (including the Company and its Subsidiaries) to utilize such Tax attributes after the Closing, or (ii) the failure by the Company or the Section 102 Trustee to pay any amounts received by such Person for the benefit of Optionholders or Warrantholders to the Optionholders or Warrantholders, as applicable, due such amounts (as set forth in the Closing Spreadsheet or as otherwise instructed in writing by the Stockholders’ Representative).

9.4           Indemnification by Parent, Purchaser and the Surviving Corporation.  From and after the Closing Date (but subject to Section 9.1(c)), Parent, Purchaser and the Surviving Corporation shall, jointly and severally, indemnify and hold the Participating Holder Indemnitees harmless from and against any Damages that are suffered or incurred by any of the Participating Holder Indemnitees (regardless of whether or not such Damages relate to any third-party claim) and which arise as a result of:  (i) any breach of any representation or warranty by Parent, Purchaser or Merger Sub set forth in Section 3 or in any closing certificate; (ii) any breach of any of the covenants or agreements made by Parent, Purchaser or Merger Sub in this Agreement; or (iii) any Legal Proceedings relating to any breach referred to above (including any Legal Proceeding commenced by any Participating Holder Indemnitee for the purpose of enforcing any of its rights under this Section 9.4 and to the extent prosecuted to a resolution in favor of such Participating Holder Indemnitee).  Any claim for indemnification by a Participating Holder Indemnitee shall be initiated through the Stockholders’ Representative.

9.5           Stockholder Liability.

(a)           Parent (on its behalf or on behalf of other Parent Indemnitees) shall be entitled to set off all or a portion of the Holdback Amount pursuant to and in accordance with this Section 9 against all or a portion of the Holdback Payment payable by Parent pursuant to this Agreement against Section 9.2 Damages and Section 9.3 Damages (the “Set-off Right”). Parent shall provide written notice (each, a “Set-off Notice”) to the Stockholders’ Representative of the amount proposed to be set off by Parent pursuant to the Set-off Right (the “Set-off Amount”), specifying in reasonable detail (based on information then possessed by Parent) the individual items of such Damages and the amount of Damages incurred with respect to each item, (or, in the case of Damages not yet incurred (a “Contingent Claim”), the maximum amount reasonably believed by Parent to be incurred).  Prior to seeking indemnification directly against any Participating Holder, any Parent Indemnitee shall recover the amount of indemnification to which it may be entitled pursuant to Section 9 (whether or not involving a third party claim) initially by exercising the Set-off Right.  The Set-off Right shall be the sole and exclusive remedy for Parent Indemnitees for indemnification for Section 9.2 Damages.  If the indemnification claims of any Parent Indemnitees in respect of Section 9.3 Damages exceed the Set-off Amount (as such amount may be decreased pursuant to Section 9.5(b)), the Participating Holders shall, subject to Section 9.6(h), indemnify, severally and not jointly, the Parent Indemnitees for the balance of any Section 9.3 Damages.  The liability of the Participating Holders shall be allocated pro rata based on their respective Securities Consideration Fractions.  Once the indemnification obligations payable hereunder to the Parent Indemnitees shall have been determined by agreement with the Stockholders’ Representative or pursuant to Section 10.7, such determination shall be binding on all the Participating Holders.  Following the Closing, no Participating Holder shall be entitled to contribution or any other payments from the Company or any Subsidiary for any indemnification obligations that such Participating Holder is obligated to pay hereunder.  The Participating Holders shall pay their indemnification obligations to the Parent Indemnitees in cash.

(b)           If the Stockholders’ Representative disagrees with all or any portion of any Set-off Notice, the Stockholders’ Representative shall notify Parent of such disagreement in writing within thirty (30) days of its receipt of the Set-off Notice, setting forth in reasonable detail the particulars (including reasonable grounds) of such disagreement (the “Set-off Dispute Notice”). In the event any such Set-off Dispute Notice is provided within such thirty (30) day period, Parent shall deposit the disputed amount in a third-party escrow (the “Disputed Set-Off Escrow”), which shall be established pursuant to the escrow agreement by and among Parent, the Stockholders’ Representative and JPMorgan Chase Bank, National Association (the “Escrow Agent”), substantially in the form attached hereto as Exhibit M; provided that any deposit by Parent in the Disputed Set-off Escrow shall not be construed as an admission of the validity of any claim set forth in the Set-off Dispute Notice. Parent and the Stockholders’ Representative shall use commercially reasonable efforts for a period of thirty (30) days (or such longer period as they may mutually agree in writing) to negotiate in good faith and resolve any disagreements by the Stockholders’ Representative set forth in the Set-off Dispute Notice.  If, at the end of the thirty (30) day period (or such longer period as they may mutually agree in writing), they do not resolve any such disagreements, then either party may submit the dispute for resolution in accordance with Section 10.7, except with respect to any Contingent Claim, with respect to which such dispute resolution proceeding shall not be commenced until after the amount of such claim is finally ascertained.  The Company (at Closing) and the Stockholders’ Representative (after Closing), on the one hand, and Parent, on the other hand, shall each pay one-half of the fees and expenses of the Escrow Agent.

(c)           For the avoidance of doubt, (i) nothing in this Article 9 shall limit or modify any Parent Indemnitee’s agreement and obligation to make any post-Closing payment pursuant to this Agreement (including, without limitation, the payment of the Sparkflow Earn-out Amount (to the extent payable to the Participating Stockholders pursuant to Section 1.9(e)), the Deferred Consideration Amount (and interest thereon)) and the Deferred Adjustment Amount, other than as expressly set forth in Section 9.5(a) solely with respect to the Holdback Amount, and (ii) in no event shall any Parent Indemnitee be entitled to set off or otherwise withhold any portion of any post-Closing payment to be made pursuant to this Agreement (including, without limitation, the Sparkflow Earn-out Amount (to the extent payable to the Participating Stockholders pursuant to Section 1.9(e)), the Deferred Consideration Amount (and interest thereon) and the Deferred Adjustment Amount when due to the Participating Stockholders) for any reason, including, without limitation, for any claim for indemnification pursuant to this Article 9, other than as expressly set forth in Section 9.5(a) solely with respect to the Holdback Amount.

9.6           Limitations, Etc. In addition to any other limitation set forth in this Agreement, the Parent Indemnitees’ indemnification rights pursuant to this Section 9 shall be further limited as follows:

(a)           The Damages incurred or suffered by a Parent Indemnitee shall be reduced by (i) the amount of any related insurance proceeds actually received by such Parent Indemnitee or its Affiliates in connection with the corresponding claim (net of applicable deductible or retention amounts, based on the parties’ reasonable estimate of the increases in insurance premiums directly resulting from such claim and costs of recovery) and (ii) any other compensatory payments actually received by such Parent Indemnitee or its Affiliates from any other Persons by way of indemnification (excluding indemnification from Parent or Purchaser), guarantee or similar mechanism with respect to the Damages for which indemnification is claimed.  The Parent Indemnitee shall use its commercially reasonable efforts to obtain recovery from any such available insurance policy or indemnification, guarantee or similar mechanism.  If any amount referenced in this Section 9.6(a) is actually received after the related indemnification payment has been made, then the related Parent Indemnitee shall remit such amounts to the Paying Agent for distribution to the Participating Holders or to the indemnifying party, as applicable.

(b)           No Parent Indemnitee shall be entitled to indemnification hereunder for any Damages arising from a breach of any representation, warranty, covenant or agreement set forth herein (and the amount of any Damages incurred in respect of such breach shall not be included in the calculation of any limitations on indemnification set forth herein) to the extent Parent or Purchaser was previously compensated for such Damage in the final calculation under Section 1.12 of the Net Negative Adjustment Amount or Net Positive Adjustment Amount, as applicable.

(c)           No party shall, in any event, be liable to any other Person for any Damages pursuant to this Section 9 to the extent such Damages constitute, include or relate to any punitive damages except to the extent paid to a third party.

(d)           If a Parent Indemnitee is entitled to indemnification under more than one clause or subclause of this Agreement with respect to Damages, then such Parent Indemnitee shall be entitled to only one indemnification or recovery for such Damages to the extent it arises out of the same set of circumstances and events.

(e)           Each Parent Indemnitee shall take all reasonable steps to mitigate Damages for which indemnification may be claimed by it pursuant to this Agreement after becoming aware of any event that could reasonably be expected to give rise to any such Damages.

(f)           If a Parent Indemnitee is owed any Damages and has actually realized any Loss Tax Benefit arising from the incurrence or payment of such Damages, then such Damages shall be calculated net of such Loss Tax Benefit.  If a Parent Indemnitee is paid any amount of indemnification under this Section 9 in respect of Damages and subsequently realizes a Loss Tax Benefit arising from the incurrence or payment of such Damages, the Parent Indemnitee shall promptly pay to the Paying Agent, for further payment to the Participating Holders in accordance with their respective Securities Consideration Fractions, a sum equal to the amount of such Loss Tax Benefit as and when realized.  For purposes hereof, “Loss Tax Benefit” shall mean the Tax savings or benefits actually realized by such Parent Indemnitee in the year of or following such loss that is attributable to any deduction, loss, credit, refund or other reduction in Tax resulting from or arising out of indemnified Damages.

(g)           No Parent Indemnitee shall be entitled to indemnification hereunder for any Damages arising from a breach of any representation, warranty, covenant or agreement set forth herein (and the amount of any Damages incurred in respect of such breach shall not be included in the calculation of any limitations on indemnification set forth herein) to the extent such Damage is specifically reserved for on the Company Balance Sheet.

(h)           Notwithstanding any provision herein to the contrary, no Participating Holder shall be liable for aggregate indemnification pursuant to this Agreement (including pursuant to Section 9.3), the Merger or the transactions contemplated hereby, in excess of the Merger Consideration actually received by it pursuant to this Agreement.

9.7           Defense of Third Party Claims.  In the event of the assertion or commencement by any Person of any claim or Legal Proceeding (whether against the Company, a Subsidiary, the Surviving Corporation, Parent, Purchaser or any other Person) with respect to which any of the Parent Indemnitees shall have the right to seek indemnification pursuant to this Section 9, as soon as practicable and in any event within thirty (30) days of the time that such Parent Indemnitees learns of such claim or Legal Proceeding, Purchaser shall deliver written notice (the “Third Party Claim Notice”) to the Stockholders’ Representative setting forth in reasonable detail the nature of the claim for which indemnification is sought, the provision(s) under this Agreement that provide the basis for such claim for indemnification, the amount of such third party claim (if known) and the portion of such amount subject to indemnification, provided, however, that any failure of Purchaser to so notify the Stockholders’ Representative shall not limit any of the rights of the Parent Indemnitees under this Section 9, except to the extent that such failure to so notify the Stockholders’ Representative results in (i) the forfeiture by the Participating Holders of rights and defenses otherwise available to the Participating Holders with respect to such claim or (ii) otherwise materially and adversely affects the Participating Holders’ interests in the matter.  Other than with respect to Schedule 9.3 Matters that the Stockholders’ Representative assumes the defense of within thirty (30) days of receiving the applicable Third Party Claim Notice, the Purchaser shall have the right to assume and control, through counsel of its own choosing reasonably acceptable to the Stockholders’ Representative, the defense of any such Legal Proceeding, the costs of which shall be considered Section 9.2 Damages or Section 9.3 Damages, as applicable, for which Purchaser shall be entitled to seek indemnification under this Section 9, provided, however, that the Participating Holders will not be required to pay the fees and disbursements of more than one (1) counsel for all Parent Indemnitees plus one (1) local counsel in each applicable foreign jurisdiction for all Parent Indemnities.  With respect to Schedule 9.3 Matters that the Stockholders’ Representative assumes the defense of within thirty (30) days of receiving the applicable Third Party Claim Notice and, in the event that Purchaser declines or fails to assume the defense of any claim described in the preceding sentence within thirty (30) days of receiving notice of such claim, any such claims described in the preceding sentence, the Stockholders’ Representative shall have the right to assume and control, through counsel of its own choosing reasonably acceptable to the Purchaser, the defense of any such Legal Proceeding.  The Parent Indemnitees or the Stockholders’ Representative controlling the defense of such Legal Proceeding, as the case may be, shall at all times use reasonable efforts to keep the Stockholders’ Representative or Parent and Purchaser, as the case may be, reasonably apprised of the status of any matter the defense of which they are maintaining and to cooperate in good faith with, and consult with, each other with respect to the defense of such Legal Proceeding.  The party not controlling such Legal Proceeding shall cooperate with and make available to the controlling party such assistance and materials as may be reasonably requested by it (including copies of any summons, complaint or other pleading which may have been served on such party and any written claim, demand, invoice, billing or other document evidencing or asserting the same).  Notwithstanding the foregoing, Parent and/or Purchaser shall not settle any such claim or Legal Proceeding without the consent of the Stockholders’ Representative, such consent not to be unreasonably withheld, conditioned or delayed; provided, however, that if the consent of the Stockholders’ Representative is so obtained, such settlement of any such claim or Legal Proceeding shall alone be determinative of the amount of the claim and neither the Stockholders’ Representative nor any person who has a beneficial interest therein shall have any power or authority to object under any provision of this Section 9 to the amount of any demand by any Parent Indemnitee with respect to such settlement.  If it shall have elected to control the defense or settlement of any third party claim or Legal proceeding pursuant hereto, the Stockholders’ Representative shall not consent to a settlement of, or the entry of any judgment arising from, any such third-party claim without the prior written consent of the applicable Parent Indemnitees (which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, that the Stockholders’ Representative may consent to such a settlement or entry of judgment without the consent of the applicable Parent Indemnitees if such settlement or judgment (i) does not provide for injunctive or other nonmonetary relief affecting any Parent Indemnitees, (ii) does not require any Parent Indemnitees to make any payment in respect thereof (other than as a result of payment to the Paying Agent of some or all of the Holdback Amount that was set-off in respect of such claim), and (iii) includes as a term thereof given by each claimant or plaintiff to such Parent Indemnitees of a release from all liability with respect to such claim.

9.8           Exercise of Remedies by Third Parties.  No Person who is not a party to this Agreement (or any successor thereto or assign thereof) shall be permitted to assert any indemnification claim or exercise any other remedy under this Agreement.

9.9           Purchase Price.  Any payments made to a Parent Indemnitee or a Participating Holder Indemnitee pursuant to this Section 9 shall be treated as an adjustment to the purchase price paid to the Participating Holders for Tax purposes.

9.10         Remedies Exclusive.  From and after the Closing, the rights of the parties under this Section 9 shall be the exclusive remedy of the Parent Indemnitees from for any claims arising under this Agreement or the transactions contemplated hereby, including claims of breach of any representation, warranty or covenant in this Agreement. Notwithstanding the above, any (x) Parent Indemnitee or (y) the Company prior to the Closing or the Stockholders’ Representative following the Closing shall be (a) entitled to seek any available remedy of law or equity (including rescission or restitution) with respect to fraud, (b) entitled to seek injunctive relief to enjoin the breach, or threatened breach, of any provision of this Agreement, and (c) entitled to seek the equitable remedy of specific performance pursuant to Section 10.9.

9.11         Right to Bring Action.  Notwithstanding anything in this Section 9 or elsewhere in this Agreement to the contrary, prior to the Closing, only the Company, and after the Closing only the Stockholders’ Representative shall have the right, power and authority to commence any action, suit or proceeding  by and on behalf of any or all Participating Holders against Parent, Purchaser and their respective Affiliates, including the Surviving Corporation, or any other Parent Indemnitee, and in no event shall any Participating Holder himself, herself or itself have the right to commence any action, suit or proceeding against Parent, Purchaser and their respective Affiliates, including the Surviving Corporation, or any other Parent Indemnitee, in each case other than any such action, suit or proceeding in connection with such Participating Holder’s right to receive its Securities Consideration Fraction of the Merger Consideration.

9.12         Tax Matters.  The following provisions of this Section 9.12 shall govern the allocation between the Purchaser and Stockholders of responsibility for certain Tax matters involving the Company or any Subsidiary following the Closing Date.  In the event of any conflict between the provisions of this Section 9.12 and any other provision of this Agreement, the provisions of this Section 9.12 shall control.

(a)           Preparation of Tax Returns; Control of Audits.

(i)            The Purchaser shall cause the Company and its Subsidiaries to prepare or cause to be prepared for filing by the Company and its Subsidiaries all Tax Returns for the Company and its Subsidiaries for all Tax periods ending on or before the Closing Date (the “Pre-Closing Periods”) that are due after the Closing Date.  Such Tax Returns shall be prepared (A) in a manner consistent with the terms of this Agreement and the Company’s and its Subsidiaries’ past practices, except to the extent required by applicable Legal Requirements and (B) for U.S. income tax purposes for a pre-Closing short year in accordance with Treasury Regulations Section 1.1502-76(b)(1)(ii)(A)(1) (and not using the “next day” rule of Treasury Regulations Section 1.1502-76(b)(1)(ii)(B)). With respect to the preparation of such income tax Returns, Parent and the Stockholders’ Representative agree that (A) all Transaction Tax Deductions (other than payments made to Optionholders after the Closing Date, including their portion of the Holdback Amount) shall be the Pre-Closing Period and shall be included as deductions on the income tax Returns of the Company for such period in accordance with applicable Tax law and (B) the Purchaser shall determine the amount of all Transaction Tax Deductions in accordance with applicable Tax law. For the avoidance of doubt, (x) the amendment of previously filed Tax Returns and (y) the filing of IRS Form 4466, in each case to obtain refunds for the account of the Participating Holders, is governed by Section 9.12(e)(iii) and not by this Section 9.12(a).

(ii)           Such Tax Returns (including any related work papers or other information reasonably requested by the Stockholders’ Representative) shall be provided to the Stockholders’ Representative for its review not later than 45 days before the due date for filing such Tax Returns (including extensions).  If the Stockholders’ Representative does not provide the Purchaser with a written description of the items in the Tax Returns or the tax statement that the Stockholders’ Representative intends to dispute within 20 days following the delivery to the Stockholders’ Representative of such documents, the Stockholders’ Representative shall be deemed to have agreed to such documents in the form provided, and the Purchaser shall thereafter cause all such Tax Returns to be timely filed by the Company and its Subsidiaries.  The Stockholders’ Representative and the Purchaser agree to consult with each other and to negotiate in good faith any timely-raised issue arising as a result of the review of such Tax Returns or the tax statement to permit the filing of such Tax Returns as promptly as possible.  In the event the parties are unable to resolve any dispute within 10 days following the delivery of written notice by the Stockholders’ Representative of such dispute, the Stockholders’ Representative and the Purchaser shall jointly request the Reviewing Accountant to resolve any issue in dispute at least 5 days before the due date of such Tax Return, in order that such Tax Return may be timely filed.  The Reviewing Accountant shall make a determination with respect to any disputed issue within 5 days before the due date (including extensions) for the filing of the Tax Return in question, and the Purchaser shall cause the Company and its Subsidiaries to file such Tax Return on the due date (including extensions) therefor in a manner consistent with the determination of the Reviewing Accountant.  The determination of the Reviewing Accountant shall be binding on all parties; provided that any such determination shall be limited to the resolution of issues in dispute.  The fees and expenses of the Reviewing Accountant incurred in the resolution of such dispute shall be borne by the Participating Holders (acting through the Stockholders’ Representative in its capacity as such) and Purchaser in such proportion as is appropriate to reflect the relative benefit received by the Participating Holders and Purchaser from the resolution of the dispute.  For example, if the Stockholders’ Representative challenges the calculation of the tax amount due by an amount of $100,000, but the Reviewing Accountant determines that the Stockholders’ Representative has a valid claim for only $40,000, Purchaser shall bear 40% of the fees and expenses of the Reviewing Accountant and the Participating Holders (acting through the Stockholders’ Representative in its capacity as such) shall bear the other 60% of such fees and expenses.  The Stockholders (acting through the Stockholders’ Representative in its capacity as such) will timely pay (or cause to be timely paid) all Pre-Closing Tax Liabilities (as such term is defined herein) shown as due and owing on all such Tax Returns, other than to the extent that an accrual with respect to such Tax is included as a Current Liability and taken into account for purposes of determining Closing Date Balance Sheet.

(iii)          In the case of any taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”), the amount of any Taxes based on or measured by income, receipts, sales, use or payroll of  the Company and its Subsidiaries for the taxable period ending on or before the Closing Date, including without limitation the pre-Closing portion of any Straddle Period (the “Pre-Closing Tax Period”), shall be determined based on a closing of the books as of the close of business on the Closing Date (and for such purpose, the taxable period of any partnership or other pass-through entity in which the Company or any Subsidiary holds a beneficial interest shall be deemed to terminate at such time) and the amount of other Taxes of the Company and its Subsidiaries for a Straddle Period that relates to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on and including the Closing Date and the denominator of which is the number of days in such Straddle Period.  The Purchaser shall cause the Company and its Subsidiaries to prepare or cause to be prepared, and file or cause to be filed, all Tax Returns for the Straddle Period.  Such Tax Returns shall be prepared in a manner consistent with the Company’s and its Subsidiaries’ past practices, except as required by applicable Legal Requirements.  Such Tax Returns (including any related work papers or other information reasonably requested by the Stockholders’ Representative) shall be provided to the Stockholders’ Representative for its review not later than 45 days before the due date for filing such Tax Returns (including extensions).  If the Stockholders’ Representative does not provide the Purchaser with a written description of the items in the Tax Returns or the tax statement that the Stockholders’ Representative intends to dispute within 20 days following the delivery to the Stockholders’ Representative of such documents, the Stockholders shall be deemed to have agreed to such documents in the form provided, and the Purchaser shall thereafter cause such Tax Returns to be timely filed by the Company and its Subsidiaries in the form provided to the Stockholders’ Representative.  The Purchaser and the Stockholders’ Representative agree to consult with each other and to negotiate in good faith any timely-raised issue arising as a result of the review of such Tax Returns or the tax statement to permit the filing of such Tax Returns as promptly as possible.  In the event the parties are unable to resolve any dispute within 10 days following the delivery of written notice by the Stockholders’ Representative of such dispute, the Purchaser and the Stockholders’ Representative shall jointly request the Reviewing Accountant to resolve any issue in dispute at least 5 days before the due date of such Tax Return, in order that such Tax Return may be timely filed.  The Reviewing Accountant shall make a determination with respect to any disputed issue within 5 days before the due date (including extensions) for the filing of the Tax Return in question, and the Purchaser shall cause the Company and its Subsidiaries to file such Tax Return on the due date (including extensions) therefor in a manner consistent with the determination of the Reviewing Accountant.  The determination of the Reviewing Accountant shall be binding on all parties; provided that any such determination shall be limited to the resolution of issues in dispute.  The fees and disbursements of the Reviewing Accountant shall be borne in a manner consistent with Section 9.12(a)(ii).  In addition to the Straddle Period Tax Returns prepared by the Purchaser pursuant to this Section 9.12(a)(iii), the Purchaser shall also submit to the Stockholders’ Representative, together with such Straddle Period Tax Returns, a proposed allocation of the Taxes with respect to any such Straddle Period for which the Stockholders are responsible pursuant to Section 9.12(d) hereof (“Stockholders’ Straddle Period Allocation”), and the dispute resolution mechanism set forth in this Section 9.12(a)(iii) shall also apply with respect to such proposed Stockholders’ Straddle Period Allocation.  The Stockholders, jointly and severally, shall pay to the Purchaser on or before the date which is the later of 3 days before the due date of each applicable Tax Return (after giving effect to any valid extensions), or 5 days after such final determination, the amount of the Pre-Closing Tax Liabilities for which the Stockholders are responsible as determined herein, other than to the extent that an accrual with respect to such Tax is included as a Current Liability and taken into account for purposes of determining Closing Date Balance Sheet.

(iv)          The Purchaser and the Stockholders’ Representative shall cooperate fully in connection with the filing of Tax Returns pursuant to this Section 9.12(a) and, subject in all respects to the provisions of Section 9.12(b) hereof, in connection with any audit, litigation or other proceeding with respect to Taxes of the Company and/or its Subsidiaries.  Such cooperation shall include the making available during normal business hours of personnel, powers of attorney, and the retention and (upon a Party’s request) the provision of records and information that are reasonably relevant to the preparation of any such Tax Return or to any such audit, litigation or other proceeding.  The Purchaser and the Stockholders’ Representative shall (A) retain or cause to be retained all books and records that are in its possession with respect to Tax matters pertinent to the Company or its Subsidiaries relating to any Pre-Closing Period or Straddle Period until the expiration of the applicable statute of limitations (and, to the extent notified by the Purchaser or the Stockholders’ Representative, any extension thereof) of the applicable taxable periods, and abide by all record retention agreements entered into with any Governmental Body, and (B) give the other parties hereto reasonable written notice before transferring, destroying or discarding any such books and records and, if the other Party so requests, the Purchaser or the Stockholders’ Representative, as the case may be, shall allow the other Party to take possession of such books and records.

(v)           The Purchaser and the Stockholders’ Representative shall, upon request, use their commercially reasonable efforts to obtain any certificate or other document from any Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the transaction contemplated hereby).  Prior to making any deduction or withholding from any payment to any Participating Holder in its capacity as such, the Purchaser (or applicable withholding agent) shall use commercially reasonable efforts to provide five (5) days’ prior written notice to the Stockholders’ Representative of the amounts subject to deduction or withholding and a reasonable opportunity to provide forms or other evidence that would exempt such amounts from such deduction or withholding.

(b)           Tax Claims.  In the event a claim is made or a deficiency alleged following the Closing relating to the Company or any Subsidiary by the IRS or any other Tax Authority, which, if successful, would result in a loss or liability in respect of which indemnity properly may be sought against the Stockholders, jointly and severally, pursuant to this Agreement (collectively, an “Indemnity Tax Matter”), then the following shall apply:

(i)            After the Company or any Subsidiary receives actual notice of such claim or alleged deficiency, the Purchaser shall, or the Purchaser shall cause the Company or the applicable Subsidiary to, promptly notify the Stockholders’ Representative in writing of such claim or alleged deficiency.

(ii)           The Stockholders’ Representative shall have the right to represent the interests of the Company or any Subsidiary before the relevant Governmental Body with respect to any Indemnity Tax Matter and shall have the right to control the defense, compromise or other resolution of any such Indemnity Tax Matter, including responding to inquiries, filing Tax Returns and contesting, defending against and resolving any assessment for additional Taxes or notice of Tax deficiency or other adjustment of Taxes of, or relating to, such Indemnity Tax Matter.  The Purchaser shall have the right (but not the duty) to participate in the defense of such Indemnity Tax Matter and to employ separate counsel, at the Purchaser’s own expense, and the Stockholders’ Representative shall keep the Purchaser informed with respect to the commencement, status and nature of any such Indemnity Tax Matter and will, in good faith, allow the Purchaser to consult with it regarding the conduct of or positions taken in any such Action.  In the event of any conflict between this Section 9.12(b) and Section 9.7, the provisions of this Section 9.12(b) shall control.

(iii)          Notwithstanding the provisions of Section 9.12(b)(ii), the Stockholders’ Representative shall not settle or compromise any Indemnity Tax Matter without the prior written consent of the Purchaser, which shall not be unreasonably withheld, conditioned, or delayed.

(c)           Transfer Taxes.  All transfer, documentary, sales, use, stamp, registration, value added, and other such similar Taxes and fees (including any penalties and interest) incurred in connection with this Agreement or the transactions contemplated by this Agreement, will be borne and paid by Purchaser when due, and Purchaser will, at its own expense, file all necessary Tax Returns and other documentation with respect to all such Taxes and fees.

(d)           Liability for Taxes.  The Participating Holders will be solely responsible, jointly and severally, for the following Taxes (collectively, the “Pre-Closing Tax Liabilities”):  (i) all Taxes imposed upon the Participating Holders, (ii) all Taxes imposed upon the Company or any Subsidiary with respect to Pre-Closing Tax Periods; (iii) with respect to Straddle Periods (if any), all Taxes imposed upon the Company or any Subsidiary which are allocable, pursuant to Section 9.12(a)(iii), to the Pre-Closing portion of such Straddle Period; (iv) Taxes of any member of an affiliated, consolidated, combined or unitary group of which the Company or any Subsidiary (or any predecessor of the foregoing) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulations Section 1.1502-6 or any analogous state, local or foreign law or regulation; and (v) Taxes of any other Person imposed upon the Company or any Subsidiary as a transferee or successor, by contract or otherwise, or as a result of any obligation to assume such Taxes or to indemnify any other Person for such Taxes, to the extent that the events or transactions giving rise to such Taxes occurred on or before the Closing Date.

(e)           Pre-Closing Refunds.

(i)            The Participating Holders shall be entitled to the amount of any refund (or credit for overpayment of Tax in lieu thereof) of all Taxes (including any interest thereon) paid with respect to a Pre-Closing Tax Period which refund (or credit) is actually received (or recognized) by Purchaser or any of its Affiliates (including the Company and its Subsidiaries) after the Closing, net of any third-party cost to Purchaser and its Affiliates attributable to the obtaining and receipt of such refund (or credit), except to the extent such refund (or credit) arises as a result of a carryback of a loss or other tax benefit from a Tax period (or portion thereof) beginning after the Closing Date.  Promptly upon receipt of any such Tax refund or credit, and in no event later than ten (10) days after receipt by Purchaser, the Company, the Surviving Corporation or any of their Affiliates, Purchaser will deliver and pay over, or cause to be delivered and paid over, by wire transfer of immediately available funds, such Tax refunds or credits, including any interest thereon, less any required Tax withholding, to the Paying Agent, for further payment to the Participating Holders in accordance with their respective Securities Consideration Fractions.

(ii)           Purchaser will endeavor in good faith, if the Stockholders’ Representative so requests and at the Participating Holders’ sole expense, to assist the Stockholders’ Representative in obtaining any refunds or credits to which the Participating Holders are entitled hereunder. To the extent such refund (or credit) is subsequently disallowed or required to be returned to the applicable taxing authority, the Participating Holders agree promptly to repay the amount of such refund (or credit), together with any interest, penalties or other additional amounts imposed by such taxing authority, to Parent.

(iii)          Without limiting the general provisions of Section 9.12(e)(ii), Purchaser shall cause the Surviving Corporation to file (A) an IRS Form 4466 and (B) income Tax Returns for each tax year ending on or before the Closing Date with respect to which refunds (or credits) may be obtained, in each case, within fourteen (14) days after such IRS Form 4466 or amended income Tax Return has been approved in writing by the Stockholders’ Representative and presented to Purchaser. Purchaser shall use commercially reasonable efforts to cause the Surviving Corporation’s accountants to prepare and provide to the Stockholders’ Representative, for its review and approval, (x) such IRS Form 4466 within thirty (30) days following the Closing Date and (y) such amended income Tax Returns by May 31, 2016.

ARTICLE X

MISCELLANEOUS PROVISIONS

10.1         Entire Agreement.  This Agreement (including any exhibits and schedules hereto), the Disclosure Schedules and the Mutual Non-Disclosure Agreement, dated as of June 30, 2015, by and between Parent and the Company, as amended, and the other agreements referred to herein set forth the entire understanding of the parties hereto relating to the subject matter hereof and thereof and supersede all prior agreements and understandings among or between any of the parties relating to the subject matter hereof and thereof.

10.2         Further Assurances.  Each party hereto shall execute and cause to be delivered to each other party hereto such instruments and other documents, and shall take such other actions, as such other party may reasonably request (prior to, at or after the Closing) for the purpose of carrying out or evidencing any of the transactions contemplated by the Transaction Documents.

10.3         Fees and Expenses.  Whether or not the Merger is consummated, except as expressly set forth in this Agreement, each party to this Agreement shall bear and pay all fees, costs and expenses (including legal fees and accounting fees) that have been incurred or that are incurred by or on behalf of such party in connection with this Agreement and the transactions contemplated by the Transaction Documents, including all fees, costs and expenses incurred by such party in connection with or by virtue of (a) the investigation and review conducted with respect to the other party’s business (and the furnishing of information to in connection with such investigation and review), (b) the negotiation, preparation and review of this Agreement (including the Disclosure Schedule) and all agreements, certificates, opinions and other instruments and documents delivered or to be delivered in connection with the transactions contemplated by the Transaction Documents, as well as the related letter of intent, including (i) all brokers’ or finders’ fees, (ii) fees and expenses of counsel, advisors, consultants, investment bankers, accountants, and auditors and experts, (iii) any fees, costs and expenses or payments of the Company or any Subsidiary or any of their Affiliates related to any transaction bonus, including the payments pursuant to the agreements disclosed under Schedule 2.5(m)(iii) of the Disclosure Schedule, carve-out plan, fixed bonus plan, discretionary bonus, change-of-control payment, phantom equity payout, “stay-put” or other compensatory payments required to be made by the Company or any Subsidiary to any Person as a result of the execution of this Agreement or in connection with or as a result of the consummation of the transactions contemplated by this Agreement (and expressly excludes any severance obligations that become payable after the Closing other than the Specified Severance Obligations), and (iv) half the fees of the Paying Agent and the Escrow Agent, (c) the preparation and submission of any filing or notice required to be made or given in connection with any of the transactions contemplated by the Transaction Documents, and the obtaining of any Consent required to be obtained in connection with any of such transactions and (d) any other amount set forth on the Transaction Costs Certificate (collectively, “Transaction Costs”).  Notwithstanding the foregoing, (A) the Auditor Review Costs and the costs set forth on Part 10.3 of the Disclosure Schedule shall be Transaction Costs of, and borne by, Parent and Purchaser (and to the extent the Company or any of its Subsidiaries has paid any such amounts prior to the Closing, such amounts will be reimbursed by Parent and Purchaser in connection with the Closing), and (B) the Specified Severance Obligations, if any, the Dividend Equivalent Payments, the Company 102 Options Gross-Up Bonus and the costs set forth on Exhibit N shall be Transaction Costs of, and borne by, the Company and its Subsidiaries.

10.4         Notices.  Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered (by hand, by courier or express delivery service, by electronic mail or by facsimile) to the address or facsimile telephone number set forth beneath the name of such party below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other parties hereto); provided that, with respect to notices delivered to the Stockholders’ Representative, such notices must be delivered solely via electronic mail or facsimile with confirmed receipt:

if to Parent, Purchaser or Merger Sub:

Perion Network Ltd.
1 Azrieli Center, Building A, 4th Floor
26 HaRokmim Street
Holon 5885849, Israel
Facsimile: +972-3-6445502
Attention: General Counsel
Email:  limorg@perion.com

with a copy to (which shall not constitute notice):

Goldfarb Seligman & Co.
Ampa Tower
98 Yigal Alon Street
Tel-Aviv 6789141, Israel
Facsimile:  + 972 (3) 521 2212
Attention:  Adam M. Klein, Adv. and Yoni Henner, Adv.
Email:  adam.klein@goldfarb.com; yoni.henner@goldfarb.com

if to the Stockholders’ Representative:

Fortis Advisors LLC
Facsimile:  (858) 408-1843
Attention:  Notice Department
Email:  notices@fortisrep.com

with a  copy to (which shall not constitute notice):

Goodwin Procter LLP
901 New York Avenue, NW
Washington, DC 20001
Facsimile:  (202) 346-4444
Attention:  Josh Klatzkin, Esq. and Joseph F. Bernardi, Jr., Esq.
Email:  jklatzkin@goodwinprocter.com and jbernardi@goodwinprocter.com if to the Company:

Interactive Holding Corp.
c/o Undertone Networks
340 Madison Avenue, 8th Floor
New York, NY 10173
Facsimile:  (480) 247-5856
Attention:  General Counsel
Email:  mellenbogen@undertone.com

with a copy to (which shall not constitute notice):

Goodwin Procter LLP
901 New York Avenue, NW
Washington, DC 20001
Facsimile:  (202) 346-4444
Attention:  Josh Klatzkin, Esq. and Joseph F. Bernardi, Jr., Esq.
Email:  jklatzkin@goodwinprocter.com and jbernardi@goodwinprocter.com if to the Company, after Closing, to the address set forth under “Parent, Purchaser or Merger Sub” above.

Any notice sent in accordance with this Section 10.4 shall be effective (i) if mailed, nine (9) days after mailing, (ii) if sent by messenger, upon delivery, (iii) if sent by overnight courier, four (4) days after mailing, and (iv) if sent via telecopier and email, when sent, with an acknowledgment of sending being produced by the sending facsimile machine and computer, or (if sent on a non-Business Day) on the first Business Day following the acknowledgement of sending.

10.5         Headings.  The headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

10.6         Counterparts.  This Agreement may be executed in several counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one agreement.

10.7         Dispute Resolution.

(a)           Except as otherwise provided in this Agreement, all disputes arising directly under this Agreement or the grounds for termination thereof, including whether any payments may be due under this Agreement, shall be resolved as follows. Representatives of both parties shall meet to attempt to resolve any such dispute. If the dispute cannot be resolved by such meeting, either party may make a written demand to the other party or parties for formal dispute resolution and specify therein the scope of the dispute. The parties hereby agree to submit to binding arbitration by a single arbitrator selected by the parties and administered by the American Arbitration Association and shall take place in New York, New York. The parties agree that arbitration shall be the sole, exclusive and final remedy for any disputes arising directly under this Agreement. Within thirty (30) days after such written notification, the parties agree to meet for one day with an impartial mediator. Accordingly, the parties may not pursue court action regarding any dispute arising directly under this Agreement.

(b)           Notwithstanding the provisions of Section 10.7(a), each party shall have the right, without the requirement of first seeking a remedy through any dispute resolution alternative (including mediation or arbitration) that has been agreed upon, to seek preliminary injunctive or other equitable relief in the Court of Chancery of the State of Delaware, pursuant to 10 Del. C. §346 in the event that such party determines that eventual redress through the dispute resolution alternative will not provide a sufficient remedy for any violation of this Agreement by the other party.

10.8         Governing Law; Jurisdiction; Waiver of Jury Trial.

(a)           THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE EXCLUSIVELY INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF.

(b)           The parties hereby irrevocably exclusively submit to the jurisdiction of the Court of Chancery of the State of Delaware for the purpose set forth in Section 10.7(b). Notwithstanding the foregoing, if there is a determination that the Court of Chancery of the State of Delaware does not have subject matter jurisdiction over any dispute arising under or relating to this Agreement, the parties agree that: (1) such dispute will be adjudicated only by, and will be subject to the exclusive jurisdiction and venue of, the Superior Court of Delaware of and for the County of New Castle; (2) if the Superior Court of Delaware does not have subject matter jurisdiction over such dispute, then such dispute will be adjudicated only by, and will be subject to the exclusive jurisdiction and venue of, the Complex Commercial Litigation Division of the Superior Court of the State of Delaware of and for the County of Newcastle; and (3) if the Complex Commercial Litigation Division of the Superior Court of the State of Delaware does not have subject matter jurisdiction over such dispute, then such dispute will be adjudicated only by, and will be subject to the exclusive jurisdiction and venue of, the federal courts applicable to Delaware.

(c)           EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY DOCUMENT ANCILLARY THERETO OR THE TRANSACTIONS CONTEMPLATED BY THE TRANSACTION DOCUMENTS OR ANY DOCUMENT ANCILLARY THERETO.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (1) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (2) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (3) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (4) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.8.

10.9         Specific Performance and Remedies.  The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder in order to consummate the transactions contemplated by this Agreement) in accordance with its specified terms or otherwise breach such provisions (including the obligation of the parties to consummate the transactions contemplated by the Agreement and the obligation of Parent and Purchaser to, jointly and severally, pay, and the Participating Holders right to receive, the Merger Consideration pursuant to this Agreement, in each case in accordance with the terms and subject to the conditions of this Agreement).  The parties acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof.  The parties agree that they will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (i) the other party or parties have an adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or equity.

10.10       Successors and Assigns(a).  This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.  The Company may not assign any of its rights or obligations under this Agreement to any other Person without obtaining first the written consent of Purchaser.  Parent, Purchaser or Merger Sub may not assign any of their respective rights or obligations under this Agreement to any other Person without obtaining first the written consent of the Stockholders’ Representative.  Notwithstanding the foregoing, after or in connection with the Closing, each of Parent, Purchaser and Merger Sub may assign all of their respective rights under this Agreement for collateral security purposes to any lender providing financing to Parent, Purchaser, Merger Sub, the Company or any of its Subsidiaries, or in connection with a transfer or sale of the business of Parent, Purchaser, Merger Sub, the Company or any of their respective subsidiaries or otherwise, but no such assignment shall relieve Parent, Purchaser or Merger Sub of any liability or obligation hereunder.

10.11       Waiver.

(a)           No failure on the part of any Person to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Person in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b)           No Person shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Person; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

10.12       Amendments.  This Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered on behalf of Parent, Purchaser, Merger Sub, the Company and the Stockholders’ Representative; provided that, with respect to provisions not relating directly to the Stockholders’ Representative, the consent of the Stockholders’ Representative shall not be unreasonably withheld, conditioned or delayed.

10.13       Severability.  In the event that any provision of this Agreement, or the application of any such provision to any Person or set of circumstances, shall be determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, shall not be impaired or otherwise affected and shall continue to be valid and enforceable to the fullest extent permitted by law.

10.14       Parties in Interest.  Except for the provisions of Section 9, none of the provisions of this Agreement are intended to provide any rights or remedies to any Person other than the parties hereto and their respective successors and assigns (if any).

10.15       Construction.  The following rules of construction shall apply to this Agreement, its schedules and exhibits.

(a)           Unless the context of this Agreement otherwise requires: (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereunder” and derivative or similar words refer to this entire Agreement; (iv) the terms “day” and “days” mean and refer to calendar day(s), (v) the terms “year” and “years” mean and refer to calendar year(s) and (vi) the word “or” is not exclusive and is deemed to have the meaning “and/or”.  If any period of days referenced in this Agreement ends on a day that is not a Business Day, such period shall be extended to the next Business Day.

(b)           The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c)           As used in this Agreement, the words “include,” “includes” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d)           Except as otherwise indicated, all references in this Agreement to “Sections,” “Schedules” and “Exhibits” are intended to refer to Sections of this Agreement and Schedules and Exhibits to this Agreement.

(e)           The phrases “provided to,” “furnished to,” and phrases of similar import when used herein, unless the context otherwise requires, shall mean that a true, correct and complete copy of the information or material referred to has been provided to the party to whom such information or material is to be provided.  Any document or item shall be deemed “provided” or “furnished” by the Company to Parent, Purchaser and Merger Sub for purposes of Section 2 if such document or item was included no later than two days prior to the date hereof in the electronic data room established by the Company at https://services.intralinks.com/login/ in connection with the transactions contemplated by this Agreement.

(f)            Any reference in this Agreement to the “Company” shall be deemed to be a reference to the Company and each of its Subsidiaries (separately and in the aggregate), except to the extent otherwise specified herein or required by the context of the use of the word “Company” herein.

(g)           All amounts preceded by “$” and all references to currency, monetary values, and dollars set forth herein shall mean U.S. dollars.

(h)           The provisions of this Agreement may not be interpreted, supplemented, or qualified through evidence of prior drafts or a prior course of dealings or performance.

10.16       Disclosure Schedule.  Certain information set forth in the Disclosure Schedule may not be required to be disclosed pursuant to this Agreement.  The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made by the Company, Parent, Purchaser or Merger Sub, as applicable, in this Agreement or that such information is material, nor shall such information be deemed to establish a standard of materiality, nor shall it be deemed an admission of any liability of, or concession as to any defense available to, the Company or Parent, Purchaser and Merger Sub, as applicable, unless otherwise stated therein.  The Disclosure Schedule will be arranged in sections corresponding to the numbered and lettered sections and subsections contained in Section 2 and Section 3, and, notwithstanding anything contained herein to the contrary, the disclosure in any such numbered and lettered Section or subsection of the Disclosure Schedule shall be deemed to be disclosed and incorporated into any other Section of the Disclosure Schedule where such disclosure would be appropriate and reasonably apparent.

10.17       Waiver of Conflicts; Privilege.

(a)           Each of the parties acknowledges and agrees that Goodwin Procter LLP (“Goodwin”) has acted as counsel to the Company, the Company’s Subsidiaries, the Stockholders’ Representative and certain of the Participating Stockholders in connection with the negotiation of this Agreement and consummation of the transactions contemplated hereby.

(b)           Each of Parent and Purchaser hereby consents and agrees to, and agrees to cause Surviving Corporation and Parent’s other Subsidiaries to consent and agree to, Goodwin representing the Stockholders’ Representative after the Closing, including with respect to disputes in which the interests of the Stockholders’ Representative may be directly adverse to Parent, Purchaser and their Subsidiaries (including the Surviving Corporation and its Subsidiaries), and even though Goodwin may have represented the Company and its Subsidiaries in a matter substantially related to any such dispute.  Each of Parent and Purchaser further consents and agrees to, and agrees to cause the Surviving Corporation and its Subsidiaries to consent and agree to, the communication by Goodwin to the Stockholders’ Representative in connection with any such representation of any fact known to Goodwin arising by reason of Goodwin’s prior representation of the Company and its Subsidiaries.

(c)           In connection with the foregoing, Parent and Purchaser hereby irrevocably waive and agree not to assert, and agree to cause the Surviving Corporation and its Subsidiaries to irrevocably waive and not to assert, any conflict of interest arising from or in connection with (i) Goodwin’s prior representation of the Company and its Subsidiaries and (ii) Goodwin’s representation of the Stockholders’ Representative prior to and after the Closing.

(d)           Each of Parent and Purchaser further agrees, on behalf of itself and, after the Closing, on behalf of the Surviving Corporation and its Subsidiaries, that all communications in any form or format whatsoever between or among any of Goodwin, the Company, the Company’s Subsidiaries, the Stockholders’ Representative and/or any Participating Holder, or any of their respective directors, officers employees or other representatives that relate in any way to the negotiation, documentation and consummation of the transactions contemplated by this Agreement or any dispute arising under this Agreement (collectively, the “Deal Communications”) shall be deemed to be retained and owned collectively by the Participating Holders, shall be controlled by the Stockholders’ Representative on behalf of the Participating Holders and shall not pass to or be claimed by Parent, Purchaser, the Surviving Corporation or any of its Subsidiaries.  All Deal Communications that are attorney-client privileged (the “Privileged Deal Communications”) shall remain privileged after the Closing and the privilege and the expectation of client confidence relating thereto shall belong solely to the Stockholders’ Representative and the Participating Holders, shall be controlled by the Stockholders’ Representative on behalf of the Participating Holders and shall not pass to or be claimed by Parent, Purchaser, the Surviving Corporation or any of its Subsidiaries.

(e)           Notwithstanding the foregoing, in the event that a dispute arises between Parent, Purchaser, the Surviving Corporation or its Subsidiaries, on the one hand, and a third party other than the Stockholders’ Representative, on the other hand, Parent, Purchaser, the Surviving Corporation or its Subsidiaries may assert the attorney-client privilege to prevent the disclosure of the Privileged Deal Communications to such third party; provided, however, that none of Parent, Purchaser, the Surviving Corporation or its Subsidiaries may waive such privilege without the prior written consent of the Stockholders’ Representative.  In the event that Parent, Purchaser, the Surviving Corporation or its Subsidiaries is legally required by governmental order or otherwise to access or obtain a copy of all or a portion of the Privileged Deal Communications, Purchaser shall, and Parent shall cause Purchaser to, immediately (and, in any event, within two (2) calendar days) notify the Stockholders’ Representative in writing (including by making specific reference to this Section 10.17(e)) so that the Stockholders’ Representative can seek a protective order and each of Parent and Purchaser agrees to use all commercially reasonable efforts to assist therewith.

(f)           Notwithstanding the foregoing, this consent and waiver of the right to assert any conflict of interest is limited to matters arising in connection with the negotiation of this Agreement, the Transaction Documents and the transactions contemplated hereby and thereby. Nothing in this Section 10.17 shall constitute a waiver of any attorney-client privilege or any privilege associated with attorney-client communications or attorney work product with respect to Goodwin’s representation of the Company or any of its Subsidiaries on any matter (other than Goodwin’s representation of the Company and its Subsidiaries in connection with this Agreement, the Transaction Documents and the transactions contemplated hereby and thereby), and does not waive or excuse Goodwin from complying with applicable rules of professional conduct regarding the confidentiality of any client information of the Company and its Subsidiaries other than as it pertains to Goodwin’s representation of the Company and its Subsidiaries in connection with this Agreement, the Transaction Agreements and the transactions contemplated hereby and thereby.

ARTICLE XI

STOCKHOLDERS’ REPRESENTATIVE

11.1         Power of Attorney.  Effective as of the date hereof, for purposes of this Agreement, each Participating Holder, without any further action on the part of any such Participating Holder, shall be deemed to have consented to the appointment of Fortis Advisors LLC, a Delaware limited liability company,  as the Stockholders’ Representative, as the exclusive agent and attorney-in-fact for and on behalf of such Participating Holder under this Agreement, and the taking by the Stockholders’ Representative of any and all actions and the making of any decisions required or permitted to be taken by it under this Agreement, including without limitation: (i) to execute this Agreement in the capacity of Stockholders’ Representative; (ii) to give and receive notices and communications; notices or communications to or from the Stockholders’ Representative shall constitute notice to or from each of the Participating Holders; (iii) to review, negotiate and agree to and authorize the exercise by Parent or Purchaser (on behalf of itself or any other Parent Indemnitee, including by not objecting to such claims) of indemnification claims made by way of the Set-off Right or otherwise, to enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such claims; (iv) to enforce the rights of the Participating Holders to receive the Merger Consideration from Parent and Purchaser following the Effective Time; (vi) to make the determination of each Participating Holder’s Securities Consideration Fraction and each Stockholder’s Share Consideration Fraction at each date of determination; and (vi) to take all actions necessary or appropriate in the judgment of the Stockholders’ Representative in connection with this Agreement. Notwithstanding the foregoing, the Stockholders’ Representative shall have no obligation to act on behalf of the Participating Holders, except as expressly provided herein, and for purposes of clarity, there are no obligations of the Stockholders’ Representative in any ancillary agreement, schedule, exhibit or the Disclosure Schedule.  Each Participating Holder hereby agrees to receive correspondence from the Stockholders’ Representative, including in electronic form.  The powers, immunities and rights to indemnification granted to the Stockholders’ Representative Group (as defined below) hereunder: (i) are coupled with an interest and shall be irrevocable and survive the death, incompetence, bankruptcy or liquidation of any Participating Holder and shall be binding on any successor thereto, and (ii) shall survive the delivery of an assignment by any Participating Holder of the whole or any fraction of his, her or its interest in the Holdback Amount, the Sparkflow Earn-out Amount and the Deferred Consideration Amount (including interest thereon).

11.2         Decision Binding.  A decision, act, consent or instruction of the Stockholders’ Representative shall constitute a decision of all the Participating Holders and shall be final, binding and conclusive upon each of such Participating Holders and such Participating Holder’s successors as if expressly confirmed and ratified in writing by such Participating Holder, and all defenses which may be available to any Participating Holder to contest, negate or disaffirm any decision, act, consent or instruction of the Stockholders’ Representative taken in good faith under this Agreement are waived.  Parent, Purchaser, Merger Sub, the Surviving Corporation, the Paying Agent and the Company may rely upon any such decision, act, consent or instruction of the Stockholders’ Representative as being the decision, act, consent or instruction of every such Participating Holder.  Each of Parent, Purchaser, Merger Sub, the Surviving Corporation, the Paying Agent and the Company is hereby relieved from any liability to any person for any acts done by it in accordance with such decision, act, consent or instruction of the Stockholders’ Representative.  The Stockholders’ Representative shall be entitled to: (i) rely upon the Closing Spreadsheet, (ii) rely upon any signature believed by it to be genuine, and (iii) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Participating Holder or other party.

11.3         Replacement of Stockholders’ Representative.  The Stockholders’ Representative may resign at any time and may be removed by the Stockholders representing a majority in interest of the Stockholders (based on the number of shares of Common Stock on an as-converted basis held by them, as set forth on the Closing Spreadsheet) (the “Required Stockholders”) upon not less than 10 days’ prior written notice to the other parties hereto (including the Paying Agent), which notice shall be accompanied with an instrument executed by a substitute agent accepting the position of a Stockholders’ Representative.  The immunities and rights to indemnification shall survive the resignation or removal of the Stockholders’ Representative or any member of the Advisory Group (as defined below) and the Closing and/or any termination of this Agreement.  In the event of resignation, or any other vacancy in the Stockholders’ Representative’s position, the Required Stockholders may appoint a substitute agent upon not less than 10 days’ prior written notice to the other parties hereto (including the Paying Agent), which notice shall be accompanied with an instrument executed by a substitute agent accepting the position of a Stockholders’ Representative.  After the end of such prior notice period, the successor Stockholders’ Representative shall, without further acts, be vested with all the rights, powers, and duties of the predecessor Stockholders’ Representative as if originally named as Stockholders’ Representative.  If the position of Stockholders’ Representative shall be vacant for more than 30 days, Parent or Purchaser may file a petition to a court of competent jurisdiction to appoint a successor to such position.

11.4         Protection of Stockholders’ Representative. Certain Participating Holders have entered into an engagement agreement with the Stockholders’ Representative to provide direction to the Stockholders’ Representative in connection with its services under this Agreement (such Participating Holders, including their individual representatives, collectively hereinafter referred to as the “Advisory Group”).  Neither the Stockholders’ Representative nor its members, managers, directors, officers, contractors, agents and employees nor any member of the Advisory Group (collectively, the “Stockholders’ Representative Group”) will incur any liability with respect to any action taken or suffered by it in reliance upon any notice, direction, instruction, consent, statement or other document believed by it to be genuine and to have been signed by the proper person (and shall have no responsibility to determine the authenticity thereof), nor for any other action or inaction in connection with the acceptance or administration of the Stockholders’ Representative’s responsibilities hereunder or under any Stockholder Representative engagement agreement, unless and only to the extent such action or inaction constitutes willful misconduct or bad faith.  In all questions arising under this Agreement, the Stockholders’ Representative Group may rely on the advice of counsel, and the Stockholders’ Representative Group will not be liable to Participating Holders for anything done, omitted or suffered in good faith by the Stockholders’ Representative Group based on such advice.  The Participating Stockholders shall, severally and not jointly, indemnify, defend and hold the Stockholders’ Representative Group harmless from and against any loss, claim, damage, tax, liability, fee, cost, expense (including fees, disbursements and costs of counsel and other skilled professionals and in connection with seeking recovery from insurers), judgment, fine or amount paid in settlement (collectively, “Representative Losses”) that may be incurred by the Stockholders’ Representative arising out of or in connection with the acceptance or administration of the Stockholders’ Representative’s duties, except as caused by the Stockholders’ Representative’s willful misconduct or bad faith, including the legal costs and expenses of defending such Stockholders’ Representative Group against any claim or liability in connection with the performance of the Stockholders’ Representative’s duties.  If not paid directly to the Stockholders’ Representative by the Participating Stockholders, any such Representative Losses may be recovered by the Stockholders’ Representative from (i) initially the funds in the Representative Fund, (ii) if the funds from the Representative Fund have been exhausted, then from any Holdback Payment, Deferred Consideration Payoff Amount, Deferred Consideration Interest Payment Amount, Deferred Consideration Prepayment Amount Sparkflow Earn-out Payment or Deferred Adjustment Amount actually payable to the Participating Stockholders pursuant to written instructions delivered by the Stockholders’ Representative to Purchaser or the Paying Agent, as the case may be; provided, that while this Section allows the Stockholders’ Representative to be paid from the Representative Fund, any Holdback Payment or Sparkflow Earn-out Payment, and any payment of any Deferred Consideration Payoff Amount, Deferred Consideration Interest Payment Amount Deferred Consideration Prepayment Amount or Deferred Adjustment Amount. this does not relieve the Participating Stockholders from their obligation to promptly pay such Representative Losses as they are suffered or incurred, nor does it prevent the Stockholders’ Representative from seeking any remedies available to it at law or otherwise.  Any payment by Parent and Purchaser to the Stockholders’ Representative pursuant to the written instructions of the Stockholders’ Representative shall be considered for purposes of this Agreement to have been paid to the Participating Stockholders.  The liability of the Participating Stockholders shall be allocated pro rata based on their respective Share Consideration Fractions.  The Participating Holders acknowledge that the Stockholders’ Representative shall not be required to expend or risk its own funds or otherwise incur any financial liability in the exercise or performance of any of its powers, rights, duties or privileges or pursuant to this Agreement or the transactions contemplated hereby.  Furthermore, the Stockholders’ Representative shall not be required to take any action unless the Stockholders’ Representative has been provided with funds, security or indemnities which, in its determination, are sufficient to protect the Stockholders’ Representative against the costs, expenses and liabilities which may be incurred by the Stockholders’ Representative in performing such actions.

11.5         Reimbursement of Stockholders’ Representative’s Expenses.  Each Participating Stockholder agrees to reimburse the Stockholders’ Representative for its pro rata portion of all Representative Losses based on their respective Share Consideration Fraction in accordance with the priority set forth in Section 11.4 above.  A portion of the Closing Payment in cash in the amount of two hundred thousand U.S. Dollars ($200,000) shall be set aside from the Closing Payment to cover the expenses incurred by the Stockholders’ Representative (the “Representative Fund”), which shall be wired to the Stockholders’ Representative by the Purchaser at the Closing, and which shall be held by the Stockholders’ Representative as agent and (i) for the benefit of the Participating Stockholders in a segregated client bank account and shall be used for the purposes of paying directly, or reimbursing the Stockholders’ Representative for, any Representative Losses incurred pursuant to this Agreement or any Stockholders’ Representative letter agreement, or (ii) as otherwise determined by the Advisory Group.  The Stockholders’ Representative will hold these funds separate from its corporate funds, will not use these funds for its operating expenses or any other corporate purposes and will not voluntarily make these funds available to its creditors in the event of bankruptcy.  The Participating Stockholders shall not receive interest or other earnings on the Representative Fund and the Participating Stockholders irrevocably transfer and assign to the Stockholders’ Representative any ownership right that they may have in any interest that may accrue on funds held in the Representative Fund.  The Participating Stockholders acknowledge that the Stockholders’ Representative is not providing any investment supervision, recommendations or advice.  The Stockholders’ Representative shall have no responsibility or liability for any loss of principal of the Representative Fund other than as a result of its willful misconduct or bad faith. For tax purposes, the Representative Fund shall be treated as having been received and voluntarily set aside by the Participating Stockholders at the time of Closing.  The parties agree that the Stockholders’ Representative is not acting as a withholding agent or in any similar capacity in connection with the Representative Fund and that the Stockholders’ Representative has no tax reporting or income distribution obligations hereunder. Each Participating Stockholder agrees that Representative Losses may be deducted by the Stockholders’ Representative from the Representative Fund.  Any remaining amount in the Representative Fund upon the completion of the Stockholders’ Representative’s duties hereunder shall be distributed to the Paying Agent for distribution to the Participating Stockholders based on each Participating Stockholder’s Share Consideration Fraction determined as of such date of distribution.  For Tax purposes, the Representative Fund shall be deemed received by the Participating Stockholders at the Closing, but any withholding in respect thereof shall be satisfied from other sources owing to the applicable Participating Stockholder on the Closing Date.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first above written.

PERION NETWORK LTD.

By:	/s/ Josef Mandelbaum
Name: Josef Mandelbaum
Title: CEO

By:	/s/ Yacov Kaufman
Name: Yacov Kaufman
Title: CEO

INCREDITONE INC.

By:	/s/ Josef Mandelbaum & Yacov Kaufman
Name: Josef Mandelbaum & Yacov Kaufman
Title: Chief Executive Officer & Chief Financial Officer

OR MERGER, INC.

By:	/s/ Josef Mandelbaum & Yacov Kaufman
Name: Josef Mandelbaum & Yacov Kaufman
Title: Chief Executive Officer & Chief Financial Officer

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first above written.

INTERACTIVE HOLDING CORP.

By:	/s/ Corey Ferengul
Name: Corey Ferengul
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first above written.

FORTIS ADVISORS LLC, solely in its capacity as the Stockholders’ Representative

By:	/s/ Richard A. Fink
Name: Richard A. Fink
Title: CEO & Managing Director

[Signature Page to Agreement and Plan of Merger]

EXHIBIT AND SCHEDULE INDEX

Exhibits
Exhibit A	–	Certain Definitions
Exhibit B	–	Stockholders Written Consent
Exhibit C	–	Form of Support Agreement
Exhibit D	–	Certificate of Merger
Exhibit E	–	Certificate of Incorporation of Merger Sub
Exhibit F	–	Closing Spreadsheet
Exhibit G	–	Paying Agent Agreement
Exhibit H	–	Letter of Transmittal
Exhibit I	–	Financial Statements
Exhibit J	–	Stockholders Notice
Exhibit K	–	FIRPTA Certificate under Section 1.897-2(h)(2)
Exhibit L	–	FIRPTA Certificate under Sections 1.897-2(h) and 1.1445-2(c)(3)
Exhibit M	–	Form of Escrow Agreement
Exhibit N	–	Certain Transaction Costs of the Company and its Subsidiaries
Schedules
Schedule 1.12	–	Net Working Capital, Cash & Debt Certificate

EXHIBIT A

Certain Definitions

For purposes of the Agreement (including this Exhibit A):

“Accounts Receivable” shall mean all accounts receivable, including without limitation, all trade accounts receivable, notes receivable from customers, vendor credits and accounts receivable from employees and all other obligations from customers with respect to sales of goods or services by the Company or any Subsidiary.

“Acquisition Transaction” shall mean any transaction involving:

(a)           the sale, license, disposition or acquisition of all or a material portion of the Company’s or any Subsidiary’s business or assets outside the ordinary course; or

(b)           the issuance, disposition or acquisition of (i) any capital stock or other equity security of the Company or any Subsidiary (other than Common Shares issued to employees of the Company upon exercise of options), (ii) any option, call, warrant or right (whether or not immediately exercisable) to acquire any capital stock or other equity security of the Company or any Subsidiary, or (iii) any other security, instrument or obligation that is or may become convertible into or exchangeable for any capital stock or other equity security of the Company or any Subsidiary; or

(c)           any merger, consolidation, business combination, reorganization or similar transaction involving the Company or any Subsidiary.

An “Action” shall mean any pending or threatened private or governmental action, suit, proceeding governmental investigation, mediation or arbitration.

An “Affiliate” of a specified Person shall mean a Person that directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, the Person specified.  For this purpose, “control,” shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” shall mean the Agreement to which this Exhibit A is attached (including the Disclosure Schedule and other Schedules and Exhibits thereto), as it may be amended from time to time.

“Antitrust Laws” shall mean the laws and regulations of any Governmental Body with respect to competition, antitrust or merger control.

“Applicable Interest Rate” shall mean ten percent (10%) per annum; provided, however, during any period when an Event of Default has occurred and such Event of Default remains outstanding, the Applicable Interest Rate shall be fifteen percent (15%) per annum.

“Applicable Payment Date” shall mean the earliest to occur of (a) the fifth anniversary of the Closing, (b) the date on which the indebtedness for borrowed money evidenced by the Senior Credit Facility is refinanced in full, (c) the date on which the indebtedness for borrowed money evidenced by the Senior Credit Facility is repaid in full at the request of the Company, (d) the date of a Parent Change of Control, (e) the date of any acceleration of any Material Indebtedness, (f) the date of any Bankruptcy Event and (g) the date upon which the Stockholders’ Representative demands payment of the Deferred Consideration Amount as a result of the occurrence of an Event of Default.

“Auditor Review Costs” shall mean the fees and expenses of PriceWaterhouseCoopers LLP for their review of the interim financial statements of the Company and its Subsidiaries.

“Bankruptcy Event” shall mean that (a) any of Parent, Purchaser or the Surviving Corporation makes any assignment for the benefit of creditors, (b) a trustee shall be appointed for any of Parent, Purchaser or the Surviving Corporation or any substantial portion of any of Parent’s, Purchaser’s or the Surviving Corporation’s property, or (c) any proceedings by or against any of Parent, Purchaser or the Surviving Corporation under any insolvency, bankruptcy, reorganization, moratorium or other similar Laws affecting creditors’ rights generally shall be commenced which, in each case, shall continue undischarged or undismissed for a period of sixty (60) consecutive days.

“Business Day” shall mean any day other than Friday, Saturday, Sunday or a day on which commercial banks in the State of New York and/or the State of Israel are required or authorized by law to remain closed.

“Company 102 Options” shall mean Company Stock Options granted pursuant to Section 102.

“Company 102 Options Gross-Up Bonus” shall mean cash bonuses paid to the holders of In-the-Money Options that are Company 102 Options in an amount necessary to cover the portion of the Israeli income taxes applicable to the payments received in respect of such Company 102 Options such that the net amount received by the applicable Optionholder after all Israeli income taxes applicable to such payments are paid is equal to the net amount such Optionholder would have received after income taxes if such payments were instead subject to an Israeli tax rate of 25%.

“Company 102 Shares” shall mean Common Stock issued (A) pursuant to Section 102 or (B) upon exercise of Company 102 Options.

“Company 3(i) Options” shall mean Company Stock Options granted pursuant to Section 3(i) of the Ordinance.

“Company Board” shall mean the Board of Directors of the Company.

“Company Holders” shall mean Stockholders, Warrantholders and Optionholders.

“Company Warrant” shall mean any warrant of the Company or any Subsidiary convertible into Shares.

“Consent” shall mean any permit, authorization, approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

“Continuing Directors” shall mean the directors of Parent on the Closing Date, and each other director, if in each case, such other director's nomination for election to the board of directors of Parent is recommended by at least a majority of the Continuing Directors.

“Contract” shall mean any written, oral or other agreement, contract, subcontract, lease, promise, understanding, instrument, obligation, license, arrangement, permit, concession, franchise, purchase order, sales order contract, note, bond, warranty, mortgage, indenture, deed of trust, loan, credit agreement, insurance policy, benefit plan or legally binding commitment or undertaking of any nature.

“Damages” shall include any loss, damage (including incidental damages), injury, liability, claim, Lien, demand, settlement, judgment, award, fine, penalty, Tax, fee (including reasonable attorneys’ fees), charge, cost (including reasonable costs of investigation) or expense of any nature.

“Disclosure Schedule” shall mean the schedule titled “Disclosure Schedule” (dated as of the date of the Agreement) delivered to Parent, Purchaser and Merger Sub on behalf of the Company.

“Dividend Equivalent Payments” shall mean the payments to certain Optionholders as set forth in the Transaction Costs Certificate and included in Part 2.15(e) of the Disclosure Schedules.

“DOJ” shall mean the United States Department of Justice.

“Encumbrance” shall mean any Lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, conditional and installment sale agreement, option, right of first refusal, preemptive right, call, community property interest or restriction of any nature (including any restriction on the voting of any security (including voting trust and voting agreement), any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).  The grant of a non-exclusive license, in itself, under or to the Company Intellectual Property shall not be considered to be an Encumbrance, unless the Contract containing such license grant contains other terms that would be considered to be an Encumbrance.

“Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company), firm or other enterprise, association, organization or entity.

“Equity Interests” shall mean, with respect to any Person, all of the shares of capital stock of (or other ownership or profit interests in) such Person, all of the warrants, options or other rights for the purchase or acquisition from such Person of shares of capital stock of (or other ownership or profit interests in) such Person, all of the securities convertible into or exchangeable for shares of capital stock of (or other ownership or profit interests in) such Person or warrants, rights or options for the purchase or acquisition from such Person of such shares (or such other interests), and all of the other ownership or profit interests in such Person (including partnership, member or trust interests therein), whether voting or nonvoting, and whether or not such shares, warrants, options, rights or other interests are outstanding on any date of determination.

“Event of Default” shall mean each of the following: (a) the occurrence of a Bankruptcy Event, (b) the breach by Parent of any covenant set forth in Section 5.5, (c) the failure to make any payment pursuant to Section 1.9(f)(i) or 1.9(f)(ii) when due, and (d) the acceleration of any Material Indebtedness.

“Family Member” shall mean, in respect of a natural Person, (i) a spouse of such Person, (ii) a descendant of such Person or of a such Person’s spouse, (iii) such Person’s antecedent, (iv) such Person’s brother or sister or (v) a spouse of any of the Persons referred to in clauses (ii), (iii), (iv) or (v) above.

“Fully Diluted Basis” shall mean all issued and outstanding shares of common stock, preferred stock and other kinds of capital stock or voting securities, with all convertible and exercisable securities (or other rights to acquire capital stock) deemed converted or exercised, as the case may be, into shares of capital stock in accordance with their terms, whether or not then currently vested, exercisable, exchangeable or convertible.

“FTC” shall mean the United States Federal Trade Commission.

“GAAP” shall mean generally accepted accounting principles in the United States applied on a consistent basis.

“German Subsidiary” means World Web Network GmbH.

“Governmental Authorization” shall mean any: permit, license, grants, certificate, franchise, permission, clearance, registration, concessions, easements, variances, exceptions, exemptions, consents, certificates, approvals, orders, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement.

“Governmental Body” shall mean any:  (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) States or supranational, federal, state, local, municipal, foreign, provincial or other government; or (c) governmental, regulatory or administrative authority or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, unit, body, branch or bureau or Entity and any court, tribunal, judicial or arbitral body).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

 “Immediate Family Member” shall mean, in respect of a natural Person, (i) a spouse of such Person or (ii) a descendant of such Person or of such Person’s spouse.

“Indebtedness” means, as applied to any Person, (a) all Indebtedness for borrowed money, whether current or funded, or secured or unsecured (including all obligations for principal, interest premiums, penalties, fees, expenses and prepayment or breakage costs), (b) all Indebtedness for the deferred purchase price of property or services represented by a note or other security, (c) all Indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (d) all Indebtedness secured by a purchase money mortgage or other Lien to secure all or part of the purchase price of property subject to such mortgage or Lien, (e) all obligations under leases which shall have been or must be, in accordance with GAAP, recorded as capital leases in respect of which such person is liable as lessee, (f) any Liability in respect of banker’s acceptances or letters of credit to the extent outstanding, and (g) all Indebtedness referred to in clauses (a), (b), (c), (d), (e) or (f) above which is directly or indirectly guaranteed by or which such person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a creditor against loss.

“Intercept Interactive” means Intercept Interactive Inc.

“Israeli Subsidiary” means U.U.U.I. Undertone Israel Ltd.

 “ITA”: means the Israel Tax Authority.

“Knowledge of the Company” shall mean the knowledge of the persons set forth in Part 12.1 of the Disclosure Schedule as set forth therein.

“Law” shall mean  any federal, state, county, city, municipal, foreign, or other governmental statute, law, rule, regulation, ordinance, order, code, or requirement (including pursuant to any settlement agreement or consent decree) and any permit or license granted under any of the foregoing, or any requirement under the common law.

“Legal Proceeding” shall mean any claim, action, suit, litigation, arbitration, complaint, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

“Legal Requirement” shall mean any local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body.

“Liabilities” shall mean any and all Indebtedness, liabilities and obligations, whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured, determined or determinable, accrued or unaccrued, asserted or unasserted, liquidated or unliquidated or due or to become due, and regardless of whether arising out of or based upon any Contract, Law, tort, strict liability or otherwise.

“Lien” shall mean with respect to any property or asset, any mortgage, deed of trust, lien, pledge, hypothecation, assignment, charge, option, preemptive purchase right, easement, encumbrance, security interest, or other adverse claim of any kind in respect of such property or asset.  For purposes of this Agreement, a Person will be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or a lessor under any conditional sale agreement, capital lease, or other title retention agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to such property or asset.

A “Material Adverse Effect” shall mean (i) any event, circumstance, change or effect (each, an “Effect”) that, individually or in the aggregate is, or would reasonably be expected to be, materially adverse to the business, operations, assets (tangible or intangible), results of operations or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole or (ii) any Effect that would prevent or materially impair the consummation of the Merger; provided, however, that no Effect arising out of or in connection with, or resulting from, any of the following shall be taken into account, either alone or in combination, in determining whether there has been a “Material Adverse Effect”: (1) changes affecting any or all of the industries in which the Company or any Subsidiary operate; provided that neither the Company nor any Subsidiary is materially disproportionately adversely affected thereby relative to other industry participants; (2) changes that are generally applicable to the economy in any geographic location which the Company or any Subsidiary operate; provided that neither the Company nor any Subsidiary is materially disproportionately adversely affected thereby relative to other industry participants; (3) the performance by the parties hereto of their respective obligations under this Agreement, the effects of not taking any action prohibited by the terms hereof, the taking of any action at the written request of Parent, Purchaser or Merger Sub, or the omission of any action at the written request of Parent, Purchaser or Merger Sub; (4) changes in regulatory, business or political conditions, changes in general financial or securities market conditions (including interest rates or currency exchange rates), or any outbreak, of hostilities, terrorist activities or war, or any material worsening of any hostilities, activities or war underway as of the date hereof; provided that neither the Company nor any Subsidiary is materially disproportionately adversely affected thereby relative to other industry participants; (5) any change in Legal Requirement or GAAP; provided that neither the Company nor any Subsidiary is disproportionately adversely affected thereby relative to other industry participants; (6) any earthquake, hurricane or other natural disaster, weather-related event or act of God; provided that neither the Company nor any Subsidiary is materially disproportionately adversely affected thereby relative to other industry participants; (7) the announcement of this Agreement or the transactions contemplated by this Agreement; or (8) any failure of the Company or any Subsidiary to meet financial projections or any estimates of revenues or earnings; provided that this exception shall not prevent or otherwise affect any determination that the underlying reasons for any such failure constitutes or contributed to a Material Adverse Effect.

“Material Indebtedness” shall mean Indebtedness of any one of Parent, Purchaser or the Surviving Corporation in a principal amount of twenty million U.S. Dollars ($20,000,000) or more.

“Net Value” shall mean the excess, if any, of the Common Amount (determined in accordance with Section 0), over the exercise price of a Company Stock Option or Company Warrant, as applicable.

“Optionholder” shall mean any Person holding a Company Stock Option.

“Parent Change of Control” shall mean means (a) any Person or group of persons within the meaning of § 13(d)(3) of the Securities Exchange Act of 1934 becomes the beneficial owner, directly or indirectly, of fifty percent (50%) or more of the outstanding Equity Interests of Parent as a result of (i) a transaction, or series of related transactions, in which Parent is a party to the merger, purchase, tender offer or similar transaction agreement or (ii) pursuant to a “hostile” tender offer, (b) individuals who constitute the Continuing Directors cease for any reason to constitute at least a majority of the board of directors of Parent or (c) Parent shall cease to own and control, directly or indirectly, one hundred percent (100%) of each class of outstanding Equity Interests of Intercept Interactive.

“Parent Indemnitees” shall mean each of Parent, Purchaser, the Surviving Corporation, Merger Sub, the successors and assigns of each of the foregoing and the Representatives of each of the forgoing.

“Participating Holder Indemnitees” shall mean each Participating Holder, the successors and assigns of each of the foregoing (or estate of the foregoing if an individual) and the Representatives of each of the forgoing.

“Participating Stockholder” shall mean each Person who was, at the Effective Time, a holder of record of Shares (other than Excluded Shares) as set forth in the Closing Spreadsheet.

“Permitted Liens” shall mean the following Liens: (a) Liens for Taxes that are not yet due or payable and for which adequate reserves have been established in accordance with GAAP on the Financial Statements; (b) (x) statutory Liens of landlords and (y) Liens of carriers, warehousemen, mechanics, materialmen, workmen or repairmen incurred in the ordinary course of business consistent with past practice with respect to charges not yet due and payable and for which adequate reserves have been established in accordance with GAAP on the Financial Statements; (c) with respect to the properties covered by the Company Leases, easements, rights-of-way, building or other restrictions and other similar charges or encumbrances that individually and in the aggregate do not and would not interfere with or impair the ordinary conduct of the business of the Company and its Subsidiaries in any material respect; (d) Liens not created by the Company or any of its Subsidiaries that affect only the underlying fee interest of any real property leased by the Company or any Subsidiary; (e) zoning, building and other similar restrictions; and (f) Liens set forth on Part 12.2 of the Disclosure Schedule.

“Person” shall mean any individual, Entity or Governmental Body.

 “Principal Stockholders” shall mean JMI Equity Fund VI, L.P., The Cassidy Family Trust U/A/D January 11, 2008 and Fidelity Investments Charitable Gift Fund.

“Representatives” of a Person shall mean such Person’s officers, directors, employees, agents, attorneys, accountants, advisors and representatives.

“Registration Rights Agreement” shall mean the Registration Rights Agreement, dated as of March 19, 2008, by and among the Company and the stockholders party thereto.

“Returns” shall mean all Tax returns, declarations, statements, reports, claims for refund, and forms (including estimated Tax or information returns and reports) or other document relating to Taxes required under applicable Laws to be filed with any Tax Authority, including any schedule or attachment thereto, and including any amendment thereof.

“Section 102 Trustee” shall mean the trustee appointed by the Company under Section 102 for purposes of any equity incentive option plan of the Company.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities” shall mean Company Capital Stock, Company Stock Options, and Company Warrants.

“Securities Consideration Fraction” as to any Company Holder shall mean, as of any date of determination, a fraction obtained by dividing (1) such Company Holder’s Holder Securities Amount as of such date of determination by (2) the Merger Consideration as of such date of determination.

“Senior Credit Facility” shall mean means that certain Credit Agreement dated as of November 30, 2015, by and among Merger Sub and the Company, as borrower, the lenders from time to time party thereto and SunTrust Bank, as administrative agent as in effect on the date hereof.

“Share Consideration Fraction” as to any Stockholder shall mean, as of any date of determination, a fraction obtained by dividing (1) such Stockholder’s Stockholder Share Amount as of such date of determination by (2) the Total Share Amount as of such date of determination.

“Sparkflow Merger Agreement” shall mean that certain Agreement and Plan of Merger, dated as of June 12, 2015, by and among Intercept Interactive, SF Merger Sub LLC, Spark Flow LLC and Gabriel Sanchez Catena, in his capacity as Member Representative, as such agreement is in effect as of the date hereof and without giving effect to any amendments, waivers, or other modifications from and after the date hereof.

“Specified Severance Obligations” shall mean the severance obligations described in Part 12.3 of the Disclosure Schedule.

“Stockholders” shall mean any holder of Company Capital Stock.

“Stockholders Agreement” shall mean the Second Amended and Restated Stockholders Agreement, dated as of September 28, 2011, by and among the Company and the stockholders party thereto, as amended through the date hereof.

“Subsidiary” shall mean any Person of which (i) a majority of the outstanding share capital, voting securities, economic interests or other equity interests are owned, directly or indirectly, by the Company or (ii) the Company is entitled, directly or indirectly, to appoint a majority of the board of directors, board of managers or comparable body of such Person.

“Tax” (and, with correlative meaning, “Taxes” and “Taxable”) shall mean any net income, alternative or add-on minimum tax, gross income, estimated, gross receipts, sales, use, ad valorem, value added, transfer, franchise, fringe benefit, share capital, profits, license, registration, withholding, payroll, social security (or equivalent), employment (including amounts payable under the Federal Insurance Contributions Act, Israeli social security or national health insurance payments), unemployment, disability, excise, severance, stamp, occupation, premium, property (real, tangible or intangible), environmental or windfall profit tax, custom duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest, inflation linkage differentials (hefreshei hatzmadah),  or any penalty, addition to tax or additional amount (whether disputed or not) imposed by any Governmental Body responsible for the imposition of any such tax (domestic or foreign) under applicable Law for the imposition of any Tax, including the IRS and the ITA (each, a “Tax Authority”).

“Tax Returns” shall mean returns, reports and information statements with respect to Tax required to be filed by or on behalf of the Company with the U.S. Internal Revenue Service and any other Tax Authority domestic or foreign.

“Transaction Cost Amount” shall mean the aggregate amount of Transaction Costs of the Company or any Subsidiary whether paid or accrued prior to or after the Effective Time, including without limitation, the Transaction Costs payable to the Stockholders’ Representative (excluding the Representative Fund paid out of the Closing Payment), Goodwin Procter, LLP, Morgan Stanley, 50% of the fees and expenses of the Paying Agent, 50% of the filing fees for the HSR Filing, the cost of the “tail” insurance policy and any related professional fees in accordance with Section 5.2(c)) hereof, as such amounts are set forth on the Transaction Costs Certificate.

“Transaction Costs Certificate” shall mean a certificate executed by the Chief Financial Officer of the Company dated as of the Closing Date, certifying the Transaction Cost Amount (including an itemized list of each Transaction Cost with a description of the nature of such expense and the Person to whom such expense was or is owed).  The Transaction Costs Certificate shall include a representation of the Company, certified by the Chief Financial Officer of the Company, that such certificate includes all of the Transaction Costs paid or payable at any time prior to, at or following the Closing, it being the express intent of the parties hereto that to the maximum extent possible all the Transaction Costs be deducted in the calculation of the Merger Consideration and that there be no Transaction Costs to be indemnified pursuant to Section 9.3 hereof.

“Transaction Documents” shall mean this Agreement, including its Exhibits and Schedules and any document or agreement necessary to the consummation of the transactions contemplated in this Agreement; provided, that notwithstanding the foregoing, the documents entered into with respect to Parent or Purchaser’s financing of the Merger shall not constitute “Transaction Documents”.

“Transaction Tax Deductions” shall means the sum of all items of loss, deduction or credit resulting from or attributable to (A) all stay bonuses, sale bonuses, change in control payments, retention payments, synthetic equity or option cancellation payments or similar payments made or to be made by the Group Companies in connection with or resulting from the Closing, including the amount of any related employment and payroll Taxes, (B) all fees, expenses and interest (including amounts treated as interest for U.S. federal income Tax purposes) and any breakage fees or accelerated deferred financing fees incurred by the Company with respect to the payment of indebtedness in connection with the Closing, and (C) all fees, costs and expenses incurred by the Group Companies in connection with or incident to this Agreement and the transactions contemplated hereby, including any Transaction Costs and any legal, accounting and investment banking fees, costs and expenses. The parties agree to apply the safe harbor election set forth in Internal Revenue Service Revenue Procedure 2011-29 to determine the amount of permitted deductions for any success-based fees.

“VAT” shall mean value added tax payable in Israel in compliance with the Israel Value Added Tax Law-1975 or in the United Kingdom in compliance with the Value Added Tax Act 1994 and any other tax of a similar fiscal effect replacing or substituted for or levied in addition to the same.

“Warrantholder” shall mean any Person holding a Company Warrant.